UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

MainStreet Bancshares, Inc.

(Exact Name of Registrant as Specified in its Charter)

Virginia	81-2871064
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

10089 Fairfax Boulevard, Fairfax, VA	22030
(Address of Principal Executive Offices)	(Zip Code)

(703) 481-4567

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $4.00 per share	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filed	☐	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

EXPLANATORY NOTE

MainStreet Bancshares, Inc. is filing this General Form for Registration of Securities on Form 10, which we refer to as the “Registration Statement,” to register its common stock, par value $4.00 per share, pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act.”

In this Registration Statement, all references to the “Company,” “we,” “us” and “our” refer to MainStreet Bancshares, Inc. and MainStreet Bank, unless the context otherwise requires or when otherwise indicated. All references to the “Bank” refer to MainStreet Bank.

In our most recent private placement stock offering, we committed to list our common stock on the Nasdaq Capital Market. The Company is filing this Registration Statement in order to be able to file periodic and other reports with the SEC.

We are an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act,” and as defined in Section 2(a) of the Securities Act of 1933, as amended, or the “Securities Act.” We are also a “smaller reporting company” as defined in Exchange Act Rule 12b-2. As such, we may elect to comply with certain reduced public company reporting requirements in future reports that we file with the Securities and Exchange Commission, or the “SEC.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of our statements contained in this Registration Statement are “forward–looking statements” within the meaning of the Section 27A of the Securities Act, and Section 21E of the Exchange Act.

Forward–looking statements are not guarantees of performance or results. When we use words such as “may,” “plan,” “contemplate,” “anticipate,” “believe,” “intend,” “continue,” “expect,” “project,” “predict,” “estimate,” “target,” “could,” “is likely,” “should,” “would,” “will,” and similar expressions, you should consider them as identifying forward–looking statements, although we may use other phrasing. All statements other than statements of historical fact included in this Memorandum and the Investor Presentation regarding our outlook, financial position and results of operation, liquidity, capital resources and interest rate sensitivity are forward–looking statements.

These forward-looking statements may involve risks and uncertainties that are difficult to predict, may be beyond our control, and could cause actual results to differ materially from those described in such statements. The forward–looking statements contained in this Memorandum and the Investor Presentation are based on our beliefs and assumptions and on the information available to us at the time that these disclosures were prepared and involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied by such forward–looking statements.

Although we believe the expectations reflected in such forward–looking statements are reasonable, we can give no assurance such expectations will prove to have been correct. Should any known or unknown risks and uncertainties develop into actual events, those developments could have material adverse effects on our business, financial condition and results of operations.

Important factors that could cause actual results to differ materially from those in the forward– looking statements included herein include, but are not limited to:

•	general economic conditions, either nationally or in our market area, that are worse than expected;

•	competition among depository and other financial institutions, particularly intensified competition for deposits;

•	inflation and a currently rising interest rate environment that may reduce our margins or reduce the fair value of financial instruments;

•	adverse changes in the securities markets;

•	changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory structure and in regulatory fees and capital requirements;

•	our ability to enter new markets successfully and capitalize on growth opportunities;

•	our ability to successfully integrate acquired entities;

•	changes in consumer spending, borrowing and savings habits;

•	changes in accounting policies and practices;

•	changes in our organization, compensation and benefit plans;

•	our ability to retain key employees;

•	changes in our financial condition or results of operations that reduce capital;

•	changes in the financial condition or future prospects of issuers of securities that we own;

•	the concentration of our business in the Washington, DC metropolitan area and the effect of changes in the economic, political and environmental conditions on this market;

•	adequacy of our allowance for loan losses;

•	deterioration of our asset quality;

•	future performance of our loan portfolio with respect to recently originated loans;

•	additional risks related to new lines of business, products, product enhancements or services;

•

results of examination of us by our regulators, including the possibility that our regulators may require us to increase our allowance for loan losses or to write-down assets or take other supervisory action;

•	the effectiveness of our internal controls over financial reporting and our ability to remediate any future material weakness in our internal controls over financial reporting;

•	liquidity, interest rate and operational risks associated with our business;

•	implications of our status as a smaller reporting company and as an emerging growth company; and

•	other factors discussed in Item 1A. (“Risk Factors”) in this Form 10.

For other factors, risks and uncertainties that could cause our actual results to differ materially from estimates and projections contained in these forward–looking statements, please read the “Risk Factors” section of this Registration Statement. All written or oral forward–looking statements attributable to us are expressly qualified in their entirety by this cautionary note. Any forward–looking statement speaks only as of the date on which such statement was made, and, except as required by law, we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward–looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

Further Information about the Company

The public may read and copy this Registration Statement, including the exhibits and schedules thereto, as well as any other materials the Company files with the SEC at the SEC’s Public Reference Room, at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers, like the Company, that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

Upon the effectiveness of this Registration Statement, the Company will become subject to the reporting and information requirements of the Exchange Act, and as a result will file periodic reports and other information with the SEC. These periodic reports and other information will be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to above, as well as on the Company’s website at no cost. This reference to the Company’s website is an inactive textual reference only, and is not a hyperlink. The contents of the Company’s website shall not be deemed to be incorporated by reference into this Registration Statement. Our website address is www.mstreetbank.com. Information on this website is not and should not be considered a part of this Registration Statement.

Item 1. Business

Overview

The Company is a community-based commercial bank holding company. The Bank is focused on serving the borrowing, cash management and depository needs of small to medium-sized businesses and professional practices and retail customers. We emphasize providing responsive and personalized services to our clients. Due to the consolidation of financial institutions in our primary market area, we believe there is a significant opportunity for a locally-focused bank to provide a full range of financial services. By offering highly professional, personalized banking products and service delivery methods and employing advanced banking technologies, we distinguish ourselves from larger, regional banks operating in our market area and are able to compete effectively with other community banks.

We believe we have built a solid franchise that meets the financial needs of our clients and communities by providing an array of personalized products and services delivered by seasoned banking professionals with decisions made at the local level. We believe a significant customer base in our market prefers to do business with a local institution that has a local management team, a local Board of Directors and local founders and that this customer base may not be satisfied with the responsiveness of larger regional banks. By providing quality services, coupled with the opportunities provided by the economies in our market area, we have generated and expect to continue to generate organic growth.

We service Northern Virginia as well as the greater Washington, D.C. metropolitan area. Our goal is to deliver a customized and targeted mix of products and services that meets or exceeds customer expectations. To accomplish this goal, we have deployed a premium operating system that gives customers access to the most up-to-date banking technology. These unique systems and our highly skilled staff have allowed us to compete aggressively with larger financial institutions. The combination of sophisticated technology and personal service sets us apart from the competition. We strive to be the leading community bank in our market.

We offer a full range of banking services to individuals, small to medium-sized businesses and professionals through traditional and electronic delivery. We were the first community bank in the Washington, D.C. metropolitan area to offer a full online business banking solution, including remote check scanners on a business customer’s desktop. We offer mobile banking apps for iPhones, iPads and Android devices that provide for remote deposit of checks. In addition, we were the first bank headquartered in the Commonwealth of Virginia to offer CDARS, the Certificate of Deposit Account Registry Service, an innovative deposit insurance solution that provides Federal Deposit Insurance Corporation (“FDIC”) insurance on deposits up to $140 million. We believe that enhanced electronic delivery systems and technology increase profitability through greater productivity and cost control, and allow us to offer new and better products and services.

Our products and services include: free business and consumer checking, premium interest-bearing checking, business account analysis, savings, certificates of deposit and other depository services, as well as a broad array of commercial, real estate and consumer loans. Free internet account access is available for all personal and business accounts, free internet bill payment services are available on most accounts, and a robust online cash management system is available for business customers.

Both the Company and the Bank are incorporated in and chartered by the Commonwealth of Virginia. The Bank is a member of the Federal Reserve System, and its deposits are insured by the FDIC. The Bank opened for business on May 26, 2004 and is headquartered in Fairfax, Virginia. We currently operate six Bank branches in Herndon, Fairfax, Fairfax City, McLean, Clarendon, and Leesburg, Virginia.

The Company’s executive offices are located at 10089 Fairfax Boulevard, Fairfax, Virginia. Our telephone number is (703) 481-4567, and our internet address is www.mstreetbank.com. The information contained on our website shall not be considered part of this Memorandum and the Investor Presentation, and the reference to our website does not constitute incorporation by reference of the information contained on the website.

Emerging Growth Company Status

We qualify as an “emerging growth company” under the JOBS Act and as defined in Section 2(a) of the Securities Act. For as long as we are an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies. See “Risk Factors—We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

As an emerging growth company:

•

we may present as few as two years of audited financial statements and two years of related management discussion and analysis of financial condition and results of operations, in contrast to other reporting companies which must provide audited financial statements for three fiscal years;

•

we are exempt from the requirement to obtain an attestation and report from our auditors on management’s assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002;

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

•	we are permitted to include less extensive narrative disclosures than required of other reporting companies, particularly with respect to executive compensation.

In this Registration Statement we have elected to take advantage of the reduced disclosure requirements relating to executive compensation, and in the future we may take advantage of any or all of these exemptions for so long as we remain an emerging growth company. We will remain an emerging growth company until the earliest of (i) the end of the first fiscal year during which we have total annual gross revenues of $1.07 billion or more, (ii) the end of the fiscal year following the fifth anniversary of the completion of our initial registered public offering of common equity securities, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt and (iv) the date on which we are deemed to be a “large accelerated filer” as defined in Exchange Act Rule 12b-2.

In addition to the relief described above, the JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. We have elected not to take advantage of this extended transition period, which means that the financial statements included in this Registration Statement, as well as any financial statements that we file in the future, will be subject to all new or revised accounting standards generally applicable to public companies.

Nasdaq Listing Application

Concurrently with filing this Registration Statement with the SEC we will apply for approval to list shares of our common stock on the Nasdaq Capital Market under our current symbol “MNSB.” See Item 10 of this Registration Statement for additional information.

MainStreet Bancshares, Inc.

MainStreet Bancshares Inc. is a bank holding company incorporated under the laws of the Commonwealth of Virginia whose principal activity is the ownership and management of MainStreet Bank. The Company is authorized to issue 10,000,000 shares of common stock, par value $4.00 per share. Additionally, the Company is authorized to issue 2,000,000 shares of preferred stock, par value $1.00 per share. There is currently no preferred stock outstanding. There are no plans currently, nor does the Board of Directors of the Company anticipate any need in the foreseeable future, to issue shares of preferred stock.

The Company is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, and as such, is subject to inspection, examination, and supervision by the Federal Reserve.

MainStreet Bank

MainStreet Bank is a community-based commercial bank incorporated in and chartered by the Commonwealth of Virginia. The Bank is a member of the Federal Reserve Bank of Richmond, and its deposits are insured by the FDIC. The Bank opened for business in 2004 and is headquartered in Fairfax, Virginia.

In May 2016, the Bank’s shareholders approved a Reorganization Agreement and a related Plan of Share Exchange whereby the Bank would reorganize into a holding company structure. Pursuant to the Plan of Share Exchange, each outstanding share of Bank common stock was automatically converted into and exchanged for one share of the Company’s common stock. On July 15, 2016, the effective date of the reorganization, the common shareholders of the Bank became the common shareholders of the Company.

Our Business

MainStreet Bank services Northern Virginia as well as the greater Washington, D.C. metropolitan area. The Bank’s goal is to deliver a customized and targeted mix of products and services that meets or exceeds customer expectations. To accomplish this goal, the Bank has deployed a premium operating system that gives customers access to the most up-to-date banking technology. These unique systems and a highly skilled staff have allowed the Bank to compete aggressively with larger financial institutions. The combination of sophisticated technology and personal service differentiates the Bank from its competition.

The Bank markets to individuals, small to medium-sized businesses and professionals. The Bank offers a full range of banking services through traditional and electronic delivery. Services include: basic business and consumer checking, premium interest-bearing checking, business account analysis, savings, certificates of deposit and other depository services, as well as a broad array of commercial, real estate and consumer loans. Free internet account access is available for all personal and business accounts, free internet bill payment services are available on most accounts, and a robust online cash management system is available for business customers. The Bank has enhanced its mobile banking application to include mobile deposits.

As of December 31, 2018, MainStreet Bancshares, Inc. had total consolidated assets of $1.1 billion, total net loans of $917.1 million, total deposits of $920.1 million and total stockholders’ equity of $121.3 million, and total equity to total assets was 11.02%. For the years ended December 31, 2018 and 2017, our return on average assets was 0.97% and 0.60%, respectively, and our return on average equity was 10.38% and 7.45%, respectively.

We are focused on growing business relationships and building core deposits, profitable loans and non-interest income. We believe that we have built a solid franchise that meets the financial needs of our clients and communities by providing an array of personalized products and services delivered by seasoned banking professionals with decisions made at the local level. We strive to be the leading community bank in our markets.

We believe that our core lending and deposit business segments continue to perform well. For the fiscal years ended December 31, 2017 and 2018, our net charge-offs to average loans was 0.03% and 0.00%, respectively. As of December 31, 2018, we had non-performing loans of $1.9 million which represented 0.18% of total assets.

Management believes that the Company is well positioned to build on its core performance to continue to grow profitably. Although we have successfully attracted new associates, providing depth and talent in key positions, additional employees and infrastructure are expected to be needed to manage the increasing customer relationships that come with sustained growth.

We are a community-oriented financial institution. Our Bank offers a wide-range of commercial and consumer loan and deposit products, as well as mortgage services to individuals, and small and medium sized businesses in our market. We seek to be the provider of choice for financial solutions to customers who value exceptional personalized service, local decision making, and modern banking technology. Our business involves attracting deposits from local businesses and individual customers and using these deposits to originate commercial, mortgage, and consumer loans in our market area. We also invest in securities consisting primarily of obligations of U.S. government sponsored entities, municipal obligations and mortgage-backed securities issued by Fannie Mae, Freddie Mac and Ginnie Mae.

The Federal Reserve and the Virginia State Corporation Commission and, through its Bureau of Financial Institutions, regulate and monitor operations of the Company and the Bank. We are required to file with the FDIC quarterly financial condition and performance reports. The Federal Reserve and the Bureau of Financial Institutions conduct periodic onsite and offsite examinations. We must comply with a wide variety of reporting requirements and banking regulations. The laws and regulations governing us generally have been promulgated to protect depositors and the federal deposit insurance funds and not to protect shareholders. Additionally, we must bear the cost of compliance with the reporting and regulations; these costs can be significant and may have an effect on our financial performance.

Our executive offices are located at 10089 Fairfax Boulevard, Fairfax, Virginia, and our telephone number is (703) 481-4567. Our internet address is www.mstreetbank.com. The information contained on our website should not be considered part of this Registration Statement, and the reference to our website does not constitute incorporation by reference of the information contained on the website.

Our Market Area. We consider our primary market area to be the northern Virginia counties of Arlington, Fairfax and Loudoun, as well as the greater Washington, DC metropolitan area. Our headquarters is located approximately 15 miles west of Washington, D.C., in Fairfax County, Virginia.

Fairfax County: According to the U.S. Census Bureau, the 2017 estimated population of Fairfax County was approximately 1,148,433 people. The median household income was approximately $114,329 (in 2016 dollars), as compared to a national median household income of approximately $55,322. Approximately 60.3% adults at least 25 years old in this area, have a bachelor’s degree or higher, as compared to approximately 30.3% nationally. Based on estimates released by the Bureau of Labor Statistics of the U.S. Department of Labor for April 2018, the unemployment rate was 2.3% for Fairfax County, as compared to a national unemployment rate of 3.9%. Per the FDIC Summary of Deposits as of June 2018, total deposits in this county were approximately $58.6 billion.

Loudoun County: According to the U.S. Census Bureau, the 2017 estimated population of Loudoun County was approximately 398,080 people. The median household income was approximately $125,672 (in 2016 dollars), as compared to a national median household income of approximately $55,322. Approximately 58.8% adults at least 25 years old in this area have a bachelor’s degree or higher, as compared to approximately 30.3% nationally. Based on estimates released by the Bureau of Labor Statistics of the U.S. Department of Labor for April 2018, the unemployment rate was 2.3% for Loudoun County, as compared to a national unemployment rate of 3.9%. Per the FDIC Summary of Deposits as of June 2018, total deposits in this county were approximately $6.6 billion.

Arlington County: According to the U.S. Census Bureau, the 2017 estimated population of Arlington County was approximately 234,965 people. The median household income was approximately $108,706 (in 2016 dollars), as compared to a national median household income of approximately $55,322. Approximately 73.7% adults at least 25 years old in this area have a bachelor’s degree or higher, as compared to approximately 30.3% nationally. Based on estimates released by the Bureau of Labor Statistics of the U.S. Department of Labor for April 2018, the unemployment rate was 1.9% for Arlington County, as compared to a national unemployment rate of 3.9%. Per the FDIC Summary of Deposits as of June 2018, total deposits in this county were approximately $54.8 billion.

District of Columbia: According to the U.S. Census Bureau, the 2017 estimated population of the District of Columbia was approximately 693,972 people. The median household income was approximately $72,935 (in 2016 dollars), as compared to a national median household income of approximately $55,322. Approximately 55.4% adults at least 25 years old in this area have a bachelor’s degree or higher, as compared to approximately 30.3% nationally. Based on estimates released by the Bureau of Labor Statistics of the U.S. Department of Labor for April 2018, the unemployment rate was 5.6% for the District of Columbia, as compared to a national unemployment rate of 5.6%. Per the FDIC Summary of Deposits as of June 2018, total deposits were approximately $51.4 billion.

Competitive Strengths. We continually review our product offerings and based on these reviews may selectively add additional products to provide further diversification of our revenue sources and to capture our customers’ full banking relationships. We believe that the following business strengths have been instrumental to the success of our core operations and will enable us to continue profitable growth and to maximize value to our shareholders, while remaining fundamentally sound.

Community Banking Philosophy. We provide our clients with local decision making and individualized service coupled with the same or better products and services offered by our larger institutional competitors. As our business lenders, officers, and Bank directors are based in or reside in the communities we serve, we are able to maintain a high-level of involvement in local organizations and establish a strong understanding of the banking needs of the respective communities. We believe that our customer-centric business philosophy and sales approach enables us to build long-term relationships with desirable customers, which enhances the quality and stability of our funding and lending operations. Our mission and philosophy has positioned us well in the communities across our market area and has enabled us to attract and maintain a very talented and experienced management team.

Disciplined Credit Culture. We achieve our strong credit quality by adherence to sound underwriting and credit administration standards and by maintaining long-term customer relationships. All credit decisions between $250,000 and $750,000 require concurrence of a senior lender and Chief Credit Officer. Approvals of credits in excess of $750,000 require full consensus of the Officer’s Loan Committee. We maintain an independent loan review team, and senior management is actively involved with any credits requiring special attention.

Capital Position. The Bank exceeds the regulatory guidelines to be classified as “well capitalized.” Our capital position is strong and has consistently grown. At December 31, 2018, the Bank had a tier 1 leverage capital ratio of 12.41%, a common equity tier 1 risk-based capital ratio of 12.90%, a tier 1 risk-based capital ratio of 12.90%, and a total risk-based capital ratio of 13.75%. We believe that our capital position enhances our ability to grow organically because it enables the Bank to continue lending and to remain focused on our customers’ needs. We believe that completion of this stock offering will further enhance our capital strength and ability to grow. For additional information, see Note 15 of Notes to Consolidated Financial Statements.

Technology. We have invested in the technology necessary to meet the developing demands of our commercial and retail customers. We utilize a strong core operating system that enables us to efficiently offer high-end deposit and loan products and have partnered with industry-leading internet banking, cash management, mobile banking, and application-based banking to offer a complete banking experience to all customers, regardless of their preference. We participate in an international nationwide automated teller machine network in order to offer our customers free ATM transactions at over 55,000 locations in the United States, Canada, United Kingdom and Mexico.

Recent and Anticipated Growth. The Bank has achieved significant loan growth over the last two years, with a 97% increase in its loan portfolio in that period, from $464 million at December 31, 2016 to $917 million at December 31, 2018. As the local and national economy continued to recover from the financial crisis, the Bank positioned itself to take advantage of the expansive growth within the Washington, DC metropolitan area. The Bank hired additional loan officers with significant experience in its market area to increase the commercial real estate portfolio. In addition to adding personnel, the Bank opened a new branch in Loudoun County, Virginia, which is the fastest growing county in Northern Virginia. The Bank capitalized on these opportunities, and we completed private placements in both 2017 and 2018 to help fund the significant loan growth. While increasing the commercial real estate portfolio was a strategic objective of the Bank, we have also been able to capitalize more generally on the population growth in the market area. A significant number of new businesses have opened or expanded operations in our market in recent years, a development that has positively impacted residential lending opportunities for both construction and the consumer loans. As the Bank experienced substantial growth in the past two years, credit quality remained a top priority and underwriting standards remained a significant consideration for the Bank’s management.

We believe that the Bank can continue to expand its total loans and deposits within its existing market areas through organic growth, strategic branching and possible acquisition opportunities. We expect our market will continue to create opportunities to attract new clients and, in some cases, may become the catalyst for mergers and acquisitions.

As our loan portfolio increases, the corresponding risks and potential for loan losses may also increase. Also, it may be difficult to assess future performance of newly originated commercial loans, as these loans may have delinquency or charge-off levels above our historical experience. Therefore, we will grow our loan portfolio, as well as open new branches and consider acquisitions, only after rigorous due diligence and substantial quantitative analysis regarding the financial and capital impacts, and credit risks, of any such growth. We believe that maintaining our financial discipline as we grow will generate long-term shareholder value.

Lending Activities. The Bank’s primary market focus is on making loans to small businesses, professionals and other consumers in its local market area, along with various aspects of real estate finance. Owner-occupied and investment commercial real estate loans represent the largest segment of the Bank’s loan portfolio. The Bank’s primary lending activities are principally directed to its defined market area in Northern Virginia, as well as the greater Washington, D.C. metropolitan area.

We offer a diversified loan portfolio consisting primarily of commercial business and owner-occupied and investment commercial real estate loans with higher risk-adjusted returns, shorter maturities and more sensitivity to interest rate fluctuations, while still providing high quality loan products for single-family and multi-family residential borrowers.

Our business depends on our ability to successfully measure and manage credit risk. As a lender, we are exposed to the risk that the principal of, or interest on, a loan will not be repaid timely or at all or that the value of any collateral supporting a loan will be insufficient to cover our outstanding exposure. In addition, we are exposed to risks with respect to the period of time over which the loan may be repaid, risks relating to proper loan underwriting, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual loans and borrowers.

Commercial business and commercial real estate loans may involve relatively large loan balances to individual or groups of related borrowers. The repayment of commercial business and commercial real estate loans depends on the successful management and operation of the borrower’s business or properties. The creditworthiness of a borrower is affected by many outside factors, including local market conditions and general economic conditions. If the overall economic climate in the United States, generally, or our market area, specifically, experiences material disruption, our borrowers may experience difficulties in repaying their loans, the collateral we hold may decrease or fluctuate in value, or become illiquid or more difficult to appraise, and the level of nonperforming loans, charge-offs and delinquencies could rise and require significant additional provisions for credit losses.

Commercial Business Lending. Our Commercial and Industrial (“C&I”) portfolio funds a variety of business purposes, including government contract receivables, plant and equipment, general working capital, contract administration, and business opportunities to accommodate organic growth or acquisitions. C&I loans are generally repaid from business cash flow and collateralized by plant/business equipment, government contract receivables and/or commercial receivables. In most cases, liquidating collateral in order to repay the loan will result in recognizing a loss. Additional risks relating to the credit quality of C&I loans include the quality of the borrower’s management, upon which the successful operation of the underlying business, and thus the repayment of the loan, largely depends. Furthermore, given the nature of companies that the Bank lends to in its market area, certain of our C&I borrowers are exposed to the actions of the federal government, (e.g., shut downs, freezes, sequestration or downturns). Our client base is diverse, and we do not have a concentration in any one industry.

At December 31, 2018, commercial business lending represented 12.4% of the Bank’s total loan portfolio.

Commercial Real Estate Lending. Commercial real estate lending, which represents the largest segment of our loan portfolio, is collateralized both by owner-occupied and by investment real estate. Our underwriting policies and processes focus on the borrower’s ability to repay the loan as well as on an assessment of the underlying real estate. In the case of owner-occupied real estate, commercial real estate loans carry risks of the client’s ability to repay the loan from the cash flow generated from their business. In the case of investment real estate, the primary risks relate to the client’s ability to repay the loan from the cash flow derived from leasing. Ultimately, the inherent risk in this portfolio is tied to possible decreases in property values that collateralize the obligations. Real estate security diminishes risks only to the extent that a market exists for the subject collateral. The elevated risk in the Bank’s concentration of this area necessitates adherence to strict underwriting guidelines, observance of appropriate loan-to-value standards, and a continued assessment of financial standards to ensure the portfolio is compliant with the Bank’s risk tolerance.

At December 31, 2018, commercial real estate lending represented approximately 40.7% of the Bank’s total loan portfolio: 13.1% related to owner-occupied commercial real estate loans, and 27.6% related to investment commercial real estate.

Stress testing has become an important component of our organization, including oversight of commercial real estate loans. We have incorporated stress testing into our traditional risk management procedures, which examine the portfolio for expected losses, provision levels, criticized or classified loans, and loan concentrations. Our stress test considerations include:

•	An immediate and sustained increase in interest rates, which would increase interest expense;

•	An immediate and sustained increase in vacancy, which would decrease rental income; and

•	An immediate and sustained change in the capitalization rate, or “cap rate,” which would decrease properties’ collateral values.

Real Estate Construction Lending. Our real estate construction lending is primarily composed of residential loans with short durations. We offer real estate construction financing to customers that have a good history of building quality products in our market. Projects are either presold or speculative, and are underwritten accordingly. Customers generally fund a payment reserve to cover the anticipated interest expense due on the loan until the project is completed. For speculative projects, the payment reserve is generally required to be funded to cover the interest due for the entirety of any extension period for the loan as well.

Real estate construction loans and land improvement carry risks that the project will not be finished according to schedule, that the project will not be finished according to budget, and that the value of the collateral may, at any point in time, be less than the principal amount of the loan. Construction loans also bear the risk that the general contractor, who may or may not be a loan customer, may be unable to finish the construction project as planned because of financial pressures unrelated to the project. The Bank reduces these inherent risks by limiting the duration of construction loans and by working with reputable local builders with a proven record of delivering high quality homes on time and within budget. Furthermore, we do not finance large tract home builders, and we limit the amount of loans to finance speculative construction projects. We also stress test the construction lending portfolio based upon the percentage completion method by stressing the as-is and as-completed appraised values.

At December 31, 2018, real estate construction lending represented approximately 19.8% of the Bank’s total loan portfolio.

Residential Real Estate Lending. The Bank offers a variety of consumer-oriented residential real estate loans both for purchase and refinancing, most of which brokered to the secondary market. The Bank’s residential real estate loan portfolio is primarily composed of home equity loans that are collateralized by real estate. Inherent risks in this loan segment include the junior lien position the Bank has taken, the continued credit-worthiness of the borrower, and changes in the value of the collateral.

At December 31, 2018, residential real estate lending represented 16.1% of the total loan portfolio.

Consumer Installment Lending. We offer a broad array of consumer loans including car loans, term loans, VISA® credit cards for consumer and business, and overdraft protection. Additionally, we have Indirect Automobile Finance Department wherein installment contracts originated at various local dealerships are being purchased and serviced by the Bank. The Bank’s consumer installment loan portfolio is primarily composed of car loans and credit cards for both consumers and businesses.

The inherent risk posed by consumer lending relies on the customer’s cash flow, which can be tied to employment status. The consumer lending department is managed by a team of seasoned professionals who have extensive experience in this type of lending in the Bank’s market area, and we adhere to a strict credit policy. Furthermore, the Bank mitigates its risks in automobile lending by subjecting dealerships to rigorous due diligence before we will consider them as a possible source for installment contracts.

At December 31, 2018, consumer installment lending represented approximately 11.0% of the total loan portfolio.

Credit Policies and Administration. The Bank has adopted a comprehensive lending policy, which includes a well-defined risk tolerance and stringent underwriting standards for all types of loans. Management believes that it employs experienced lending officers, secures appropriate collateral and carefully monitors the financial conditions of its borrowers.

In addition to the normal repayment risks, all loans in the Bank’s portfolio are subject to the state of the economy and the related effects on the borrower and/or the real estate market. Generally, longer-term loans have periodic interest rate adjustments and/or call provisions. Senior management monitors the loan portfolio closely to ensure that past due loans are minimized and that potential problem loans are addressed swiftly. In addition to the internal business processes employed in the credit administration area, the Bank engages an outside or independent credit review firm to review the loan portfolio. Results of the credit review are used to validate our internal loan ratings and to review independent commentary on specific loans and loan administration activities.

Lending Limit. As of December 31, 2018, our legal lending limit for loans to one borrower was approximately $21.3 million. Our loan policy prescribes a sub-limit to borrowers based upon our determination of each borrower’s credit quality. We routinely participate loan amounts in excess of our policy limits to other financial institutions.

For additional information, see Note 1 and Note 5 of Notes to Consolidated Financial Statements.

Investments and Funding. The Bank balances its liquidity needs based on loan and deposit growth through the investment portfolio and purchased funds. It is the Bank’s goal to provide adequate liquidity to support the loan growth of the Bank. In the event the Bank has excess liquidity, investment securities are used to generate additional income. In the event deposit growth does not fully support the Bank’s loan growth, the Bank will rely upon deposit listing services, borrowed funds, or incorporate a combination of sales of investment securities, federal funds and other purchased/borrowed funds in order to augment the Bank’s funding position.

The current investment policy authorizes the Bank to invest in debt securities issued by the United States Government, agencies of the United States Government, or United States Government-sponsored enterprises. The policy permits investments in mortgage-backed securities, including pass-through securities, issued and guaranteed by Fannie Mae, Freddie Mac and Ginnie Mae. The investment policy also permits investments in federal funds and deposits in other insured institutions. In addition, management is authorized to invest in investment grade state and municipal obligations, and private mortgage-backed securities. The Bank does not engage in any hedging activities or trading activities.

Generally accepted accounting principles require that, at the time of purchase, the Bank designate a security as “held-to-maturity,” “available-for-sale,” or “trading,” depending on our ability and intent to hold such security. Securities available for sale are reported at fair value, while securities held to maturity are reported at amortized cost. The Bank does not maintain a trading portfolio. Establishing a trading portfolio would require specific authorization by the Board of Directors.

The investment portfolio is actively managed and consists of investments classified as available-for-sale and held-to-maturity. Under available-for sale classification, investment instruments may be sold as deemed appropriate by management. On a monthly basis, the investment portfolio is marked to market as required by ASC 320. Additionally, the investment portfolio is used to balance the Bank’s asset and liability position. The Bank invests in fixed rate or floating rate instruments as necessary to reduce interest rate risk exposure.

At December 31, 2018, the held-to-maturity portfolio, which is primarily composed of municipal securities and is carried at amortized cost, totaled $26.2 million. At that date, the available-for-sale portfolio, which is composed of U.S. Treasury securities, collateralized mortgage-backed securities, subordinated debt of other financial institutions and U.S. Government agency securities and is carried at fair value, totaled $56.0 million. For additional information, See Note 4 of Notes to Consolidated Financial Statements.

Subordinated Notes. On December 30, 2016, the Company completed the issuance and sale of $14.3 million in aggregate principal amount of fixed-to-floating rate subordinated notes in a private placement transaction to various accredited investors. During the first quarter of 2017, an additional $700 thousand of subordinated notes was issued for a total issuance of $15.0 million. The net proceeds of the offering supported growth and were used for other general business purposes. The notes have a maturity date of December 31, 2026 and have an annual fixed interest rate of 6.25% until December 31, 2021. Thereafter, the notes will have a floating interest rate based on three-month LIBOR rate plus 425 basis points (4.25%) (computed on the basis of a 360-day year of twelve 30-day months) from and including January 1, 2022 to the maturity date or any early redemption date. Interest will be paid semi-annually, in arrears, on July 1 and January 1 of each year during the time that the notes remain outstanding through the fixed interest rate period or earlier redemption date. Interest will be paid quarterly, in arrears, on April 1, July 1, October 1 and January 1 throughout the floating interest rate period or earlier redemption date.

Deposit Activities. Deposits are the major source of funding for the Bank. The Bank offers a broad array of deposit products that include demand, NOW, money market and savings accounts as well as certificates of deposit. The Bank typically pays a competitive rate on the interest-bearing deposits. As a relationship-oriented organization, we seek generally to obtain deposit relationships with our loan clients.

We offer a full range of consumer and commercial deposit products, including on-line banking with free bill pay, cash management, sweep accounts, wire transfer, check imaging, remote deposit capture and courier services.

As the Bank’s overall balance sheet positions dictate, we may become more or less competitive in our interest rate structure as our liquidity position changes. Additionally, we may use wholesale deposits through sources such as deposit listing services, school systems, government entities and other sources to augment our funding position.

We can also arrange for FDIC insurance for deposits up to $100 million through CDARS, the Certificate of Deposit Account Registry Service, which provides a convenient method for a depositor to enjoy full FDIC insurance on deposits up to $140 million through a single banking relationship.

For additional information on deposits, see Note 9 of Notes to Consolidated Financial Statements.

Third Party Payment Processing. In 2016, the Bank added a new funding source by way of facilitating third party payments and other types of payment services. The Bank added a payments specialist to the management team and has developed systems and procedures for the payments area. The Bank is continuing to identify and solicit new customers in need of these specialized services. The primary reasons for expanding into third party payments are to secure an additional source of no-cost or low-cost deposits and to provide additional fee income.

A bank’s risks when dealing with a processor account are similar to risks from other activities in which customers conduct transactions through the bank on behalf of the customers’ clients. It is necessary for a bank to implement an adequate processor approval, monitoring and auditing program that extends beyond credit risk management and is conducted on an ongoing basis. When a bank is not able to identify and understand the nature and source of transactions processed through accounts, the bank’s risks and the likelihood of suspicious activity can increase. Without these precautions, a bank could be vulnerable to processing illicit or sanctioned transactions.

The Bank has taken a number of steps over the past two years to develop and maintain adequate policies, procedures and processes to address risks related to each processor business opportunity, including:

•	Review accounts for compliance with applicable legal and regulatory requirements;

•	Verify customers’ credit worthiness and general business practices;

•	Perform enhanced due diligence for “Know Your Customer,” “Know Your Customer’s Customer,” and Bank Secrecy Act/ Anti-Money Laundering compliance; and

•	Review results with special legal counsel for these Bank activities.

The Bank believes that, with appropriate safeguards, third party payment processing provides an attractive opportunity due to: (i) prospective customers (third party payment processors and money service businesses) have difficulty securing banking relationships, as many larger banks have avoided or exited from this business, and (ii) processor clients tend to be too complex to be serviced at a branch level and too small to be serviced at the treasury management or corporate level.

The Bank focuses on prospective clients that maintain more than $2.5 million in average deposits and pay more than $100,000 in annual fees.

Competition. We face significant competition for the origination of loans and the attraction of deposits. Our competition for loans comes primarily from financial institutions in our market area and, to a lesser extent, from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from the increasing number of non-depository financial service companies entering the mortgage market, such as insurance companies, securities companies and specialty finance companies. Our most direct competition for deposits has historically come from other financial institutions operating in our market area. We also face competition for investors’ funds from money market funds, mutual funds and other corporate and government securities.

Employees

At December 31, 2018, the Company had 110 full-time employees and no part-time employees.

Supervision, Regulation and Other Factors

General. As a bank holding company, the Company is subject to extensive regulation under the Bank Holding Company Act of 1956, as amended, and to the examination and reporting requirements of the Board of Governors of the Federal Reserve System (the “Federal Reserve”). The Company is also subject to the rules and regulations of the SEC under the federal securities laws.

As a Virginia-chartered bank that is a member of the Federal Reserve System, the Bank is subject to regulation, supervision and examination by the Bureau of Financial Institutions of the Virginia State Corporation Commission (the “Bureau”) and the Federal Reserve. State and federal laws also govern the activities in which the Bank engages, the investments that it makes and the aggregate amount of loans that may be granted to one borrower. The Bureau and the Federal Reserve also regulate the branching authority of the Bank. In addition, various consumer and compliance laws and regulations affect the Bank’s operations.

The earnings of the Company’s subsidiaries, and therefore the earnings of the Company, are affected by general economic conditions, management policies, changes in state and federal legislation and actions of various regulatory authorities, including those referred to above. The following description summarizes some of the significant state and federal and state laws to which the Company and the Bank are subject. To the extent that statutory or regulatory provisions or proposals are described, the description is qualified in its entirety by reference to the particular statutory or regulatory provisions or proposals.

Legislation is introduced from time to time in the United States Congress that may affect our operations. In addition, the regulations that govern us may be amended from time to time. Any such legislation or regulatory changes in the future could adversely affect our operations and financial condition.

Financial Regulatory Reform. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which was enacted in July 2010, imposed various new restrictions on, and an expanded framework of regulatory oversight for, financial entities, including depository institutions and their holding companies.

In May 2018, the Economic Growth, Regulatory Relief and Consumer Protection Act (the “Regulatory Relief Act”) was enacted to modify or remove certain financial reform rules and regulations, including certain of those implemented under the Dodd-Frank Act. While the Regulatory Relief Act maintains most of the regulatory structure established by the Dodd-Frank Act, it amends some aspects of the regulatory framework for small depository institutions with assets of less than $10 billion and for large banks with assets of more than $50 billion. Certain of these changes could result in meaningful regulatory changes for community banks and their holding companies, such as the Bank and the Company.

The Regulatory Relief Act, among other matters, expands the definition of qualified mortgages that may be held by a financial institution and simplifies the regulatory capital rules for financial institutions and their holding companies with total consolidated assets of less than $10 billion by instructing the federal banking regulators to establish a single “Community Bank Leverage Ratio” of between 8 and 10 percent. See “-Regulation of the Bank – Regulatory Capital Requirements.” Any qualifying depository institution or its holding company that exceeds the “community bank leverage ratio” will be considered to have met generally applicable leverage and risk-based regulatory capital requirements and any qualifying depository institution that exceeds the new ratio will be considered to be “well capitalized” under the prompt corrective action rules. In addition, the Regulatory Relief Act includes certain regulatory relief regarding such matters as call reports, the Volcker Rule (proprietary trading prohibitions), mortgage disclosures and risk weights for certain high-risk commercial real estate loans.

We cannot predict at this time when or how the new standards under the Regulatory Relief Act will ultimately be applied to us or what specific impact the Act and the implementing regulations will have on community banks.

Regulation of the Bank. The Bank is subject to regulation and supervision by the Bureau and by the Federal Reserve, which regulation and supervision extends to all aspects of its operations, including but not limited to requirements concerning an allowance for loan losses, lending and mortgage operations, interest rates received on loans and paid on deposits, the payment of dividends to the Company, loans to officers and directors, mergers and acquisitions, capital adequacy, and the opening and closing of branches.

As a state-chartered bank that is a member of the Federal Reserve System, the Bank is subject to periodic examinations by the Bureau and by the Federal Reserve Bank of Richmond. In these examinations, the examiners assess compliance with state and federal banking regulations and the safety and soundness standards on such matters as loan underwriting and documentation, asset quality, earnings standards, internal controls and audit systems, interest rate risk exposure, and employee compensation and benefits.

The Bureau and the Federal Reserve have enforcement responsibility over the Bank and the authority to bring actions against the Bank and certain institution-affiliated parties, including officers, directors, and employees, for violations of laws or regulations and for engaging in unsafe and unsound practices. Formal enforcement actions include the issuance of a capital directive or cease and desist order, civil money penalties, removal of officers and/or directors, and receivership or conservatorship of the institution.

Insurance of Deposit Accounts. The FDIC insures deposits at federally insured financial institutions like the Bank. Deposit accounts in the Bank are insured by the FDIC generally up to a maximum of $250,000 per separately insured depositor and up to a maximum of  $250,000 for self-directed retirement accounts.

The FDIC charges insured depository institutions assessments to maintain the Deposit Insurance Fund. Assessment rates for small institutions (those with less than $10 billion in assets) are based on an institution’s weighted average CAMELS component ratings and certain financial ratios and are applied to the institution’s assessment base, which equals its average total assets minus its average tangible equity. Currently, assessment rates (which are subject to certain adjustments) range from 3 to 16 basis points for institutions with CAMELS composite ratings of 1 or 2, 6 to 30 basis points for those with a CAMELS composite score of 3, and 16 to 30 basis points for those with CAMELS Composite scores of 4 or 5. Assessment rates are scheduled to decrease in the future as the reserve ratio increases. The reserve ratio is the ratio of the net worth of the Deposit Insurance Fund to aggregate insured deposits.

The FDIC has authority to increase insurance assessments. Any significant increases would have an adverse effect on the operating expenses and results of operations of the Bank. We cannot predict what the FDIC assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. We do not know of any practice, condition or violation that may lead to termination of our deposit insurance.

Regulatory Capital Requirements. The Bank is required to maintain specified levels of regulatory capital under federal banking regulations. The capital requirements are quantitative measures established by regulation that require the Bank to maintain minimum amounts and ratios of capital. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by bank regulators that, if undertaken, could have a direct material effect on the Company’s financial statements.

A new comprehensive regulatory capital framework, implementing the regulatory capital reforms required by the Dodd-Frank Act as well as by the Basel Committee on Banking Supervision, became effective January 1, 2015 (with certain final changes taking effect on January 1, 2019). The currently effective capital rule requires the maintenance of “Common Equity Tier 1” (“CET1”) capital, Tier 1 capital and Total capital to risk-weighted assets of at least 4.5%, 6% and 8%, respectively. The rule also established a minimum leverage ratio of at least 4% Tier 1 capital to average consolidated assets. In addition to the above minimum requirements, the capital rule limits capital distributions and certain discretionary bonus payments if a banking organization does not hold a “capital conservation buffer” consisting of 2.5% of CET1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements. The capital conservation buffer requirement was phased in beginning January 1, 2016 at 0.625% of risk-weighted assets and was fully implemented at 2.5% effective January 1, 2019.

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, a bank’s assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests), are multiplied by a risk weight factor assigned by the capital regulations based on the risk deemed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0% is assigned to cash and U.S. government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien one- to four-family residential mortgages, a risk weight of 100% is assigned to commercial and consumer loans, a risk weight of 150% is assigned to non-residential mortgage loans that are 90 days past due or otherwise on non-accrual status, and a risk weight of between 0% to 600% is assigned to permissible equity interests, depending on certain specified factors.

Under regulations implementing the prompt corrective action standards of the Federal Deposit Insurance Act, in order to be considered “well-capitalized,” a bank must have a ratio of CET1 capital to risk-weighted assets of 6.5%, a ratio of Tier 1 capital to risk-weighted assets of 8%, a ratio of total capital to risk-weighted assets of 10%, and a leverage ratio of 5%. In order to be considered adequately capitalized, a bank must have the minimum capital ratios required by the regulatory capital rule described above. Institutions with lower capital ratios are assigned to lower capital categories. Based on safety and soundness concerns, the Federal Reserve may assign a bank to a lower capital category than would otherwise apply based on its capital ratios. A bank that is not well-capitalized is subject to certain restrictions on brokered deposits and interest rates on deposits. A bank that is not at least adequately capitalized is subject to numerous additional restrictions, and a guaranty by its holding company is required. A bank with a ratio of tangible equity to total assets of 2.0% or less is subject to the appointment of the FDIC as receiver if its capital level does not improve within 90 days.

As of December 31, 2018, the Bank was in compliance with all regulatory capital standards and qualified as “well capitalized.” See Note 15 of Notes to Consolidated Financial Statements.

The Regulatory Relief Act, enacted in May 2018, simplified the regulatory capital rules for financial institutions and their holding companies with total consolidated assets of less than $10 billion by instructing the federal banking regulators to establish a single “Community Bank Leverage Ratio” of tangible equity capital divided by average consolidated assets (“CBLR”) of between 8 and 10 percent. Under the statute, any qualifying depository institution or holding company that maintains a leverage ratio exceeding the CBLR will be considered to satisfy the generally applicable leverage and risk-based regulatory capital requirements.

In November 2018, the Federal Reserve and the other federal banking agencies proposed a rule implementing the CBLR provisions of the Regulatory Relief Act and setting the CBLR at 9 percent. Under the proposed rule, a “qualifying community banking organization” would be defined as a depository institution or depository institution holding company that meets the following criteria:

•	total consolidated assets of less than $10 billion;

•	total off-balance sheet exposures of 25 percent or less of total consolidated assets;

•	total trading assets and trading liabilities of five percent or less of the total consolidated assets;

•	mortgage servicing assets of less than 25 percent of CBLR tangible equity; and

•

deferred tax assets from temporary differences that the institution could not realize through net operating loss carrybacks, net of any related valuation allowances, of 25 percent or less of CBLR tangible equity.

Under the proposed rule, qualifying community banking organizations that elect to use the CBLR framework and that maintain a CBLR of over 9 percent would be exempt from complying with other risk-based and leverage capital requirements and would be considered to have met the “well capitalized” ratio requirements for purposes of the prompt corrective action standards. It is not anticipated that the proposed CBLR rule will be issued in final form, or become effective, until the second calendar quarter of 2019 at the earliest. We have not yet made a determination as to whether the Bank will elect to use the CBLR framework as currently proposed.

Transactions with Related Parties. The Bank is subject to the Federal Reserve’s Regulation W, which comprehensively implements the restrictions of Sections 23A and 23B of the Federal Reserve Act on transactions between a bank and its “affiliates.” The sole “affiliate” of the Bank, as defined in Regulation W, is the Company.

Section 23A and the implementing provisions of Regulation W generally place limits on the amount of a bank’s loans or extensions of credit to, investments in, or certain other transactions with its affiliates, and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. Section 23B and Regulation W generally require a bank’s transactions with affiliates to be on terms substantially the same, or at least as favorable to the bank, as those prevailing at the time for comparable transactions with non-affiliated companies.

The Bank is also subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders and their related interests. Such extensions of credit must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and must not involve more than the normal risk of repayment or present other unfavorable features.

Community Reinvestment Act and Fair Lending Laws. All insured depository institutions have a responsibility under the Community Reinvestment Act of 1977 (the “CRA”) and federal regulations thereunder to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. In connection with its examination of a state-chartered Federal Reserve member bank like the Bank, the Federal Reserve is required to assess our record of compliance with the CRA. Such assessment would be taken into account by the Federal Reserve when the Company or the Bank makes application for approval of an expansionary proposal, such as a merger or other acquisition of another bank or the opening of a new branch office. The Bank received a “satisfactory” CRA rating in its most recent assessment by the Federal Reserve.

In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. A failure to comply with the Equal Credit Opportunity Act or the Fair Housing Act could result in enforcement actions by the Federal Reserve, as well as by other federal regulatory agencies or the Department of Justice.

Other Consumer Protection Laws. In connection with our deposit-taking, lending and other activities, the Bank’s lending and deposit-taking operations are subject to numerous federal and state laws designed to protect consumers. The Consumer Financial Protection Bureau (“CFPB”) issues regulations and standards under the federal consumer protection laws, which include, among others, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the Truth in Lending Act, the Equal Credit Opportunity Act, the Electronic Fund Transfer Act, the Truth in Savings Act, the Fair Credit Reporting Act, and the Dodd-Frank Act’s prohibition on unfair, deceptive or abusive acts or practices. The Bank’s consumer financial products and services are subject to examination by the Federal Reserve for compliance with these and other CFPB regulations and standards.

In addition, customer privacy statutes and regulations limit the ability of the Bank to disclose nonpublic consumer information to non-affiliated third parties. These laws require us to provide notice to our customers regarding privacy policies and practices and to give our customers an option to prevent their non-public personal information from being shared with non-affiliated third parties or with our affiliates.

Bank Secrecy Act / Anti-Money Laundering Laws. The Bank is subject to the Bank Secrecy Act and other anti-money laundering laws and regulations, including the USA PATRIOT Act of 2001. These laws and regulations require the Bank to implement policies, procedures, and controls to detect, prevent, and report money laundering and terrorist financing and to verify the identity of their customers. Violations of these requirements can result in substantial civil and criminal sanctions. In addition, provisions of the USA PATRIOT Act require the federal financial institution regulatory agencies to consider the effectiveness of a financial institution’s anti-money laundering activities when reviewing mergers and acquisitions.

Commercial Real Estate Lending Concentrations. The federal banking agencies have issued guidance on sound risk management practices for concentrations in commercial real estate lending. The particular focus is on exposure to commercial real estate loans that are dependent on the cash flow from the real estate held as collateral and that are likely to be sensitive to conditions in the commercial real estate market (as opposed to real estate collateral held as a secondary source of repayment or as an abundance of caution). The purpose of the guidance is not to limit a bank’s commercial real estate lending but to guide banks in developing risk management practices and capital levels commensurate with the level and nature of real estate concentrations. The guidance directs the Federal Reserve and the other bank regulatory agencies to focus their supervisory resources on institutions that may have significant commercial real estate loan concentration risk. A bank that has experienced rapid growth in commercial real estate lending, has notable exposure to a specific type of commercial real estate loan, or is approaching or exceeding the following supervisory criteria may be identified for further supervisory analysis with respect to real estate concentration risk:

•	Total reported loans for construction, land development and other land represent 100% or more of the bank’s total regulatory capital; or

•

Total commercial real estate loans (as defined in the guidance) represent 300% or more of the bank’s total regulatory capital and the outstanding balance of the bank’s commercial real estate loan portfolio has increased 50% or more during the prior 36 months.

The guidance provides that the strength of an institution’s lending and risk management practices with respect to such concentrations will be taken into account in supervisory guidance on evaluation of capital adequacy.

Regulation of the Company. As a bank holding company under the Bank Holding Company Act, we are subject to regulation, supervision, and examination by the Federal Reserve. We are required to file quarterly reports with the Federal Reserve and provide such additional information as the Federal Reserve may require. The Federal Reserve has extensive enforcement authority over bank holding companies, including, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to require that a holding company divest subsidiaries (including its bank subsidiaries). In general, enforcement actions may be initiated for violations of law and regulations and unsafe or unsound practices. We are also required to file certain reports with, and otherwise comply with the rules and regulations of, the SEC.

Regulatory Capital Requirements. The federal regulatory capital rules apply to all depository institutions as well as to bank holding companies with consolidated assets of $3 billion or more. However, the regulatory capital requirements generally do not apply on a consolidated basis to a bank holding company with total consolidated assets of less than $3 billion unless the holding company: (1) is engaged in significant nonbanking activities either directly or through a nonbank subsidiary; (2) conducts significant off-balance sheet activities (including securitization and asset management or administration) either directly or through a nonbank subsidiary; or (3) has a material amount of debt or equity securities outstanding (other than trust preferred securities) that are registered with the Securities and Exchange Commission. The Federal Reserve may apply the regulatory capital standards at its discretion to any bank holding company, regardless of asset size, if such action is warranted for supervisory purposes.

Because the Company has total consolidated assets of less than $3 billion and does not engage in activities that would trigger application of the federal regulatory capital rules, it is not at present subject to consolidated capital requirements under the such rules.

Acquisitions. Under the Bank Holding Company Act, we are required to obtain the prior approval of the FRB to acquire ownership or control of more than 5% of the voting shares or substantially all of the assets of any bank holding company or bank or merge or consolidate with another bank holding company. Federal law authorizes bank holding companies to make interstate acquisitions of banks without geographic limitation.

Permissible Activities. In general, the Bank Holding Company Act limits the activities of a bank holding company to those of banking, managing or controlling banks, or any other activity that the Federal Reserve has determined to be so closely related to banking or to managing or controlling banks that an exception is allowed for those activities. Bank holding companies that qualify and elect to be treated as “financial holding companies” may engage in a broad range of additional activities that are (i) financial in nature or incidental to such financial activities or (ii) complementary to a financial activity and do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. These activities include securities underwriting and dealing, insurance agency and underwriting, and making merchant banking investments. We have not made an election to be treated as a financial holding company.

Source of Strength. Under the Bank Holding Company Act, a bank holding company is required to act as a source of financial and managerial strength to each of its subsidiary banks and to commit resources to support each subsidiary bank. Under this source of strength doctrine, the FRB may require a bank holding company to make capital injections into a troubled subsidiary bank. The FRB may charge the bank holding company with engaging in unsafe and unsound practices if it fails to commit resources to such a subsidiary bank or if it undertakes actions that the FRB believes might jeopardize its ability to commit resources to such subsidiary bank. A capital injection may be required at times when the holding company does not have the resources to provide it.

In addition, any loans by a holding company to a subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, the bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the institution’s general unsecured creditors, including the holders of its note obligations.

Payment of Dividends.

The Company is subject to various restrictions relating to the payment of dividends. The Federal Reserve has issued guidance indicating that bank holding companies should generally pay dividends only if the company’s net income available to common shareholders over the past year has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears consistent with the company’s capital needs, asset quality and overall financial condition. The Federal Reserve’s guidance also states that a bank holding company should inform and consult with its regional Federal Reserve Bank in advance of declaring or paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in a material adverse change to the organization’s capital structure. In addition, under Virginia law, the Company generally may not pay dividends or distributions to holders of common stock if it would be unable to pay its debts as they become due in the ordinary course of business or if its total assets would be less than the sum of its total liabilities plus the amount of the liquidation preference of any class of shares with superior rights than common stock.

As the majority of the Company’s revenues result from dividends paid to the Company by the Bank, the Company’s ability to pay dividends to our shareholders largely depends on the receipt of such dividends from the Bank. The Bank is subject to various laws and regulations limiting the amount of dividends that it can pay. Under Virginia law, without the permission of the Virginia State Corporation Commission, a state bank may not pay dividends, except from retained earnings. Under federal law applicable to state-chartered Federal Reserve member banks, a bank may not declare or pay a dividend without prior Federal Reserve approval if the total of all dividends declared during the calendar year, including the proposed dividend, exceeds the sum of the bank’s net income during the current calendar year and the retained net income of the prior two calendar years. The Federal Reserve may also object to a proposed dividend based on safety and soundness concerns. No insured depository institution may pay a dividend if, after paying the dividend, the institution would be undercapitalized. In addition, as noted above, if the Bank does not maintain the capital conservation buffer required by applicable regulatory capital rules, its ability to pay dividends to the Company will be limited.

Item 1A. Risk Factors

This section highlights the material risks that the Company currently faces. Any of the risks described below could materially adversely affect our business, financial condition, and results of operations.

Our business, like that of most banking organizations, is highly susceptible to credit risk.

As a lender, the Bank is exposed to the risk that customers will be unable to repay their loans according to terms of the loan agreements and that the collateral securing payment of the loans (if any) may not be sufficient to assure repayment. Credit losses could have a material adverse effect on our operating results and financial condition.

We have significant exposure to risks associated with commercial and residential real estate.

A substantial portion of our loan portfolio consists of commercial and residential real estate-related loans, including construction and residential and commercial mortgage loans. As of December 31, 2018, we had approximately $121.6 million of owner-occupied and $256.1 million of investment commercial real estate loans outstanding, which represented approximately 13.1% and 27.6%, respectively, of our loan portfolio as of December 31, 2018. As of that same date, we had approximately $183.6 million of construction real estate loans and $149.6 million of residential real estate loans, which represent 19.8% and 16.1% respectively.

The adverse consequences from real estate-related credit risks tend to be cyclical and are often driven by local and national economic developments that are not controllable or entirely foreseeable by us or our borrowers. As a result:

•

we have a greater risk of loan defaults and losses in the event of economic weaknesses associated with commercial and residential real estate in our market area and nationally, which may have a negative effect on the ability of our borrowers to timely repay their loans; and

•

loan concentrations and the associated risks related to commercial and residential real estate may pose additional regulatory credit risk concerns, including interest rate risk due to maturity considerations, liquidity risk due to funding considerations and risks to earnings and capital.

Since we engage in lending secured by real estate and may be forced to foreclose on the collateral property and own the underlying real estate, we may be subject to the increased costs and risks associated with the ownership of real property, which could have an adverse effect on our business and results of operations.

A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans, in which case, we become exposed to the risks inherent in the ownership of real estate. The amount that we, as a mortgagee, may realize after a default is dependent upon factors outside of our control, including:

•	general or local economic conditions;

•	environmental cleanup liabilities;

•	neighborhood values;

•	interest rates;

•	real estate tax rates;

•	operating expenses of the foreclosed properties;

•	supply of and demand for rental units or properties;

•	ability to obtain and maintain adequate occupancy of the properties;

•	zoning laws;

•	governmental rules, regulations and fiscal policies; and

•	extreme weather conditions or other natural or man-made disasters.

Certain expenditures associated with the ownership of real estate, principally real estate taxes and maintenance costs, may also adversely affect our operating expenses.

Commercial and industrial loans may expose us to greater financial and credit risk than other loans.

Commercial and industrial loans generally carry larger loan balances and can involve a greater degree of financial and credit risk than other loans, including less collateral at liquidation. Any significant failure to pay on time by our customers would hurt our earnings. The increased financial and credit risks associated with these types of loans result from several factors, including the concentration of principal in a limited number of loans and borrowers, the size of loan balances, the effects of general economic conditions on income-producing properties and the increased difficulty of evaluating and monitoring these types of loans. In addition, when underwriting a commercial or industrial loan, we may take a security interest in commercial real estate, and, in some instances upon a default by the borrower, we may foreclose on and take title to the property, which may lead to additional risks for us under applicable environmental laws. If hazardous substances were to be discovered on any of these properties, we may be liable to governmental agencies or third parties for the costs of remediation of the hazard, as well as for personal injury and property damage. Many environmental laws can impose liability regardless of whether we knew of, or were responsible for, the contamination.

The small-to-midsized businesses that we lend to may have fewer resources to weather adverse business developments, which may impair a borrower’s ability to repay a loan, and such impairment could have a material adverse effect on our business, financial condition and results of operations.

We focus our business development and marketing strategy primarily on small-to-midsized businesses. Small-to-midsized businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair a borrower’s ability to repay a loan. In addition, the success of a small-to-midsized business often depends on the management skills, talents and efforts of one or two people or a small group of people, and the death, disability or resignation of one or more of these people could have an adverse impact on the business and its ability to repay its loan. If general economic conditions negatively impact the markets in which we operate and small-to-midsized businesses are adversely affected or our borrowers are otherwise harmed by adverse business developments, this, in turn, could have a material adverse effect on our business, financial condition and results of operations.

The borrowing needs of our customers may increase, especially during a challenging economic environment, which could result in increased borrowing against our contractual obligations to extend credit.

A commitment to extend credit is a formal agreement to lend funds to a customer as long as there is no violation of any condition established under the agreement. The actual borrowing needs of our customers under these credit commitments have historically been lower than the contractual amount of the commitments. A significant portion of these commitments expire without being drawn upon. Because of the credit profile of our customers, we typically have a substantial amount of total unfunded credit commitments, which is not reflected on our balance sheet. As of December 31, 2018, we had $253.0 million in unfunded credit commitments to our customers. Actual borrowing needs of our customers may exceed our expectations, especially during a challenging economic environment when our customers’ companies may be more dependent on our credit commitments due to the lack of available credit elsewhere, the increasing costs of credit, or the limited availability of financings from venture firms. This could adversely affect our liquidity, which could impair our ability to fund operations and meet obligations as they become due and could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to manage the risks associated with our anticipated growth and expansion through de novo branching.

Our business strategy includes evaluating strategic opportunities to grow through de novo branching, and we believe that banking location expansion has been meaningful to our growth since inception. De novo branching carries with it certain potential risks, including significant startup costs and anticipated initial operating losses; an inability to gain regulatory approval; an inability to secure the services of qualified senior management to operate the de novo banking location and successfully integrate and promote our corporate culture; poor market reception for de novo banking locations established in markets where we do not have a preexisting reputation; challenges posed by local economic conditions; challenges associated with securing attractive locations at a reasonable cost; and the additional strain on management resources and internal systems and controls. Failure to adequately manage the risks associated with our anticipated growth through de novo branching could have an adverse effect on our business, financial condition and results of operations.

Our allowance for loan losses may not be adequate to cover actual future losses.

We maintain an allowance for loan losses to cover estimable and observable loan losses. Every loan we make carries a certain risk of non-repayment, and we make various assumptions and judgments about the collectability of our loan portfolio including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of loans. Through a periodic review of the loan portfolio, management determines the amount of the allowance for loan losses by considering general market conditions, credit quality of the loan portfolio, the collateral supporting the loans and performance of customers relative to their financial obligations with us. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, which may be beyond our control, and these losses may exceed current estimates. We cannot fully predict the amount or timing of losses or whether the loss allowance will be adequate in the future. If our assumptions prove to be incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to the allowance. Excessive loan losses could have a material adverse impact on our financial condition and results of operations.

We may be required to increase our provisions for loan losses and to charge off loans in the future, which increases and charges could materially adversely affect us.

There is no precise method of predicting the timing of loan losses. We can give no assurance that our allowance for loan losses is or will be sufficient to absorb actual loan losses. We maintain an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense, that represents management’s estimable and observable losses within the existing portfolio of loans. The level of the allowance reflects management’s evaluation of, among other factors, the status of specific impaired loans, trends in historical loss experience, delinquency trends, credit concentrations and economic conditions within our market area. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and judgment and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require us to increase our allowance for loan losses. Increases in nonperforming loans have a significant impact on our allowance for loan losses.

In addition, bank regulatory agencies periodically review our allowance for loan losses and may require us to increase the provision for loan losses or to recognize further loan charge-offs, based on judgments that differ from those of management. If loan charge-offs in future periods exceed our allowance for loan losses, we will need to record additional provisions to increase our allowance for loan losses. Furthermore, growth in our loan portfolio would generally lead to an increase in the provision for loan losses. Generally, increases in our allowance for loan losses will result in a decrease in net income and shareholders’ equity, and may have a material adverse effect on our financial condition, results of operations and cash flows. Material additions to our allowance could also materially decrease our net income.

The Company may be required to increase its allowance for credit losses as a result of a recently issued accounting standard.

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments—Credit Losses. This accounting standard replaces the current incurred loss accounting model with a current expected credit loss approach (“CECL”) for financial instruments measured at amortized cost and other commitments to extend credit. The amendments made by ASU 2016-13 require entities to consider all available relevant information when estimating current expected credit losses, including details about past events, current conditions, and reasonable and supportable forecasts. The resulting allowance for credit losses is to reflect the portion of the amortized cost basis that the entity does not expect to collect. The amendments also eliminate the current accounting model for purchased credit impaired loans and debt securities. While the CECL model does not apply to available for sale debt securities, ASU 2016-13 does require entities to record an allowance when recognizing credit losses for available-for-sale securities, rather than reduce the amortized cost of the securities by direct write-offs.

The revised methodology required by ASU 2016-13, which will be effective for the Company as of January 1, 2020, represents a significant change from existing GAAP and may result in material changes to the Company’s accounting for financial instruments. For most debt securities, the transition approach requires a cumulative-effect adjustment to the statement of financial position as of the beginning of the first reporting period the guidance is effective. For other-than-temporarily impaired debt securities, the guidance will be applied prospectively. The Company will record a one-time adjustment to its credit loss allowance, as of the beginning of the first quarter of 2020, equal to the difference between the amounts of its credit loss allowance under the incurred loss methodology and under CECL. The Company cannot yet determine the magnitude of any such one-time cumulative adjustment or of the overall impact of the new standard on its financial condition or results of operations.

A significant portion of our loan portfolio is unseasoned.

Since December 31, 2016, our loan portfolio has increased approximately 97.7%, from $464 million at December 31, 2016 to $917 million at December 31, 2018. While we believe our underwriting standards are designed to manage normal lending risks, it is difficult to assess the future performance of our loan portfolio due to the recent origination of many of our loans. As a result, it is difficult to determine whether these loans will become non-performing or delinquent, or whether we will hold non-performing or delinquent loans that may adversely affect our future performance.

New lines of business, products, product enhancements or services may subject us to additional risks.

From time to time, we implement new lines of business, or offer new products and product enhancements as well as new services within our existing lines of business and we will continue to do so in the future. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In implementing, developing or marketing new lines of business, products, product enhancements or services, we may invest significant time and resources, although we may not assign the appropriate level of resources or expertise necessary to make these new lines of business, products, product enhancements or services successful or to realize their expected benefits. Further, initial timetables for the introduction and development of new lines of business, products, product enhancements or services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the ultimate implementation of a new line of business or offerings of new products, product enhancements or services. Furthermore, any new line of business, product, product enhancement or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or offerings of new products, product enhancements or services could have an adverse impact on our business, financial condition or results of operations.

In 2016, we added a new funding source by way of facilitating third party payments and other types of payment services. We are continuing to identify and solicit new customers in need of these specialized services. The primary reasons for expanding into third party payments are to secure an additional source of no-or low-cost deposits and to provide additional fee income. A bank’s risks when dealing with a processor account are similar to risks from other activities in which customers conduct transactions through the bank on behalf of the customers’ clients. It is necessary for a bank to implement an adequate processor approval, monitoring and auditing program that extends beyond credit risk management and is conducted on an ongoing basis. When a bank is not able to identify and understand the nature and source of transactions processed through accounts, the bank’s risks and the likelihood of suspicious activity can increase. Without these precautions, a bank could be vulnerable to processing illicit or sanctioned transactions.

Strong competition within our market area could reduce our profits and slow growth.

We face competition in making loans, attracting deposits and hiring and retaining experienced employees. Price competition for loans and deposits may result in our charging lower interest rates on loans and paying higher interest rates on deposits, thereby reducing our net interest income. Price competition also may limit our ability to originate loans. Competition makes it more difficult and costly to attract and retain qualified employees.

Changes in interest rates may negatively affect our earnings, income and financial condition as well as the value of our assets.

Our earnings and cash flows depend substantially upon our net interest income. Net interest income is the difference between interest income earned on interest-earning assets, such as loans and investment securities, and interest expense paid on interest-bearing liabilities, such as deposits and borrowed funds. Interest rates are sensitive to many factors that are beyond our control, including general economic conditions, competition and policies of various governmental and regulatory agencies and, in particular, the policies of the Board of Governors of the Federal Reserve System (the “Federal Reserve”).

In an attempt to help the overall economy, the Federal Reserve has kept interest rates low through its targeted Fed Funds rate. During 2017, the Federal Reserve increased the targeted Fed Funds rate three times, each time by 25 basis points, and in 2018 also increased the targeted Fed funds rate four times, each time by 25 basis points. The Federal Reserve has indicated that further increases are likely, subject to economic conditions. As the Federal Reserve increases the targeted Fed Funds rate, overall interest rates will likely rise, which may negatively impact the U.S. economic recovery.

Changes in monetary policy, including changes in interest rates, not only could influence the interest we receive on loans and investment securities and the amount of interest we pay on deposits and borrowings, but such changes could also affect: (1) our ability to originate loans and obtain deposits; (2) the fair value of our financial assets and liabilities, including our securities portfolio; and (3) the average duration of our interest-earning assets. Interest-earning assets may be more responsive to changes in interest rates than interest-bearing liabilities, or vice versa (repricing risk), individual interest rates or rate indices underlying various interest-earning assets and interest-bearing liabilities may not change in the same degree over a given time period (basis risk), and interest rate relationships may change across the spectrum of interest-earning asset and interest-bearing liability maturities (yield curve risk), including a prolonged flat or inverted yield curve environment. Any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our financial condition and results of operations.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities, or on terms that are acceptable to us, could be impaired by factors that affect us specifically or the financial services industry or the economy in general. Factors that could detrimentally affect our access to liquidity sources include, among other things, a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated and an adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry.

Among other sources of funds, we rely heavily on deposits for funds to make loans and provide for our other liquidity needs. However, our loan demand has historically exceeded the rate at which we have been able to build core deposits for which there is substantial competition from a variety of different competitors, so we have relied heavily on interest-sensitive deposits, including wholesale deposits, as sources of funds. Those deposits may not be as stable as other types of deposits and, in the future, depositors may not renew those deposits when they mature, or we may have to pay a higher rate of interest to attract or retain them or to replace them with other deposits or with funds from other sources. Not being able to attract deposits, or to retain or replace them as they mature, would adversely affect our liquidity. Paying higher deposit rates to attract, retain or replace those deposits could have a negative effect on our interest margin and operating results. To date, we have not paid relatively higher rates on most of our deposits.

We may face increasing deposit-pricing pressures, which may, among other things, reduce our profitability.

Deposit pricing pressures may result from competition as well as changes to the interest rate environment. As described above, rates are currently rising, and due to a number of factors including changes in monetary policies of the Federal Reserve, will likely continue to rise. Current economic conditions have intensified competition for deposits. The competition has had an impact on interest rates paid to attract deposits as well as fees charged on deposit products. In addition to the competitive pressures from other depository institutions, we face heightened competition from non-depository financial products such as securities and other alternative investments.

Furthermore, technology and other market changes have made it more convenient for bank customers to transfer funds for investing purposes. Bank customers also have greater access to deposit vehicles that facilitate spreading deposit balances among different depository institutions to maximize FDIC insurance coverage. In addition to competitive forces, we also are at risk from market forces as they affect interest rates. It is not uncommon when interest rates transition from a low interest rate environment to a rising rate environment, for deposit and other funding costs to rise in advance of yields on earning assets. In order to keep deposits required for funding purposes, it may be necessary to raise deposit rates without commensurate increases in asset pricing in the short term.

Changes in general business, economic and political conditions, especially in Northern Virginia, could adversely affect our earnings.

In recent years there has been a gradual improvement in the U.S. economy as evidenced by a rebound in the housing market, lower unemployment and higher equities markets. However, economic growth has been uneven, and opinions vary on the strength and direction of the economy. Uncertainties have also arisen regarding the impact that actions and policies of the Trump administration may have on economic and market conditions.

Our success depends, to a certain extent, upon economic and political conditions, local and national, as well as governmental monetary policies. Conditions such as inflation, recession, unemployment, changes in interest rates, money supply and other factors beyond our control may adversely affect our asset quality, deposit levels and loan demand and, therefore, our earnings. Because we have a significant amount of real estate loans, decreases in real estate values could adversely affect the value of property used as collateral and our ability to sell the collateral upon foreclosure. Adverse changes in the economy may also have a negative effect on the ability of our borrowers to make timely repayments of their loans, which would have an adverse impact on our earnings. If during a period of reduced real estate values we are required to liquidate the collateral securing a loan to satisfy the debt or to increase our allowance for loan losses, it could materially reduce our profitability and adversely affect our financial condition. The substantial majority of our loans are to individuals and businesses in Northern Virginia. Consequently, significant declines in the economy in Northern Virginia could have a materially adverse effect on our financial condition and results of operations.

Historically low interest rates may adversely affect our net interest income and profitability.

In recent years it has been the policy of the Federal Reserve to maintain interest rates at historically low levels through its targeted federal funds rate and the purchase of mortgage-backed securities. As a result, market rates on the loans we have originated and the yields on securities we have purchased have been at historically low levels. As discussed above, rates are currently rising, and due to a number of factors including changes in monetary policies of the Federal Reserve, will likely continue to rise.

Additional required capital may not be available.

We are required by federal regulatory authorities to maintain adequate levels of capital to support our operations. In addition, we may elect to raise additional capital to support our business or to finance acquisitions, if any, or we may otherwise elect or be required to raise additional capital. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, many of which are outside of our control, and on our financial performance. Accordingly, there can be no assurance that we can raise additional capital if needed or on terms acceptable to us. If we cannot raise additional capital when needed, it may have a material adverse effect on our financial condition, results of operations and prospects.

The Tax Cuts and Jobs Act may have an unanticipated impact on our business.

On December 22, 2017, President Trump signed the Tax Cuts and Jobs Act (the “Act”) into law. The Act contains the most extensive changes to the Internal Revenue Code in over 30 years. Among other things, the Tax Act reduces the federal corporate tax rate from a maximum of 35% to a flat 21%, doubles the standard deduction for individuals, limits the deductibility of state and local income, property and sales taxes by individuals to $10,000 per year, eliminates the deductibility of interest on home equity loans, and eliminates the deductibility of interest on new home mortgages in excess of $750,000 (down from $1.0 million previously). The Act also eliminates loss carrybacks and limits the deductibility of loss carryforwards to 80% of current-year taxable income. The Act allows 100% expensing for all non-real property capital expenditures for five years but limits the deductibility of net interest expense (interest expense minus interest income) to 30% of taxable income for businesses with average annual gross receipts of more than $25 million.

While we expect to benefit from the lower federal tax rate in the future, the lower tax rate reduced the value of existing other deferred tax assets, which we were required to revalue during the 2017 fiscal year. Lower tax rates will also reduce the attractiveness of certain tax-advantaged bank investments such as municipal bonds and bank-owned life insurance. Various other provisions of the Act could have unanticipated effects on the business of the Bank. By reducing the tax advantages of home ownership through its limits on the deductibility of mortgage interest and property taxes and the elimination of the deductibility of interest on certain home equity loans, the Act could affect demand for housing and residential mortgages in the future. The value of the properties securing loans in our loan portfolio may be adversely impacted as a result of the changing economics of home ownership, as such an impact could require an increase in our provision for loan losses, which would reduce our profitability and could materially adversely affect our business, financial condition and results of operations. The higher standard deduction could also affect mortgage financing by reducing the number of taxpayers who itemize deductions and therefore benefit from these deductions. Furthermore, the lower corporate tax rates and new limits on the deductibility of net interest expense may reduce demand for loans from larger business borrowers and increase competition for lending to smaller business borrowers.

We operate in a highly regulated environment, and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the Federal Reserve, our primary federal regulator, the Virginia Bureau of Financial Institutions, our chartering authority and the FDIC, as insurer of our deposits. Such regulation and supervision govern the activities in which we and the Bank may engage, and are intended primarily for the protection of the insurance fund and the depositors and borrowers of the Bank rather than for holders of our common stock. Various consumers and compliance laws also affect our operations.

Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses.

Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

The earnings of the Bank, and therefore the earnings of the Company, are affected by changes in federal and state legislation and actions of various regulatory authorities.

The Bank may be required to pay significantly higher FDIC premiums or special assessments that could adversely affect its earnings.

The Bank is generally unable to control the amount of premiums that it is required to pay for FDIC insurance. As a result, the Bank may be required to pay significantly higher premiums or additional special assessments that could adversely affect the Bank’s earnings. If the rate of bank failures materially increases, or if the cost of resolving prior failures exceeds expectations, the FDIC may impose still higher FDIC premiums. Any future increases or required prepayments in FDIC insurance premiums may materially adversely affect our results of operations.

The Bank has become subject to more stringent regulatory capital requirements.

The Bank is subject to the comprehensive, consolidated supervision and regulation of the FRB and the Bureau of Financial Institutions, including risk-based and leverage capital requirements. The Bank must maintain certain risk-based and leverage capital ratios as required by our banking regulators, which can change depending on general economic conditions and on the Bank’s particular condition, risk profile and growth plans. If at any time we fail to meet minimum regulatory capital standards or other regulatory requirements, our financial condition would be materially and adversely affected.

In addition, the capital requirements implemented by the federal banking regulators under Basel III could, among other things, result in lower returns on invested capital, adversely affect our ability to pay dividends or repurchase shares, require the raising of additional capital, and result in regulatory actions if we were to be unable to comply with such requirements. Compliance with current or new capital requirements may limit operations that require the intensive use of capital and could adversely affect our ability to expand or maintain present business levels. Additional information, including the Bank’s compliance with applicable capital requirements at December 31, 2018, is provided in Item 2 (“Financial Information”) under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Capital”.

We extend credit to a variety of customers based on internally established standards and judgment. We manage credit risk through a program of underwriting standards, the review of certain credit decisions and an on-going process of assessment of the quality of the credit already extended. Our credit standards and ongoing process of credit assessment might not protect us from significant credit losses.

We take credit risk by virtue of making loans, extending loan commitments and letters of credit and, to a lesser degree, purchasing non-governmental securities. Our exposure to credit risk is managed through the use of consistent underwriting standards, and we avoid highly leveraged transactions as well as excessive industry and other concentrations. Our credit administration function employs risk management techniques to ensure that loans adhere to corporate policy and problem loans are promptly identified. While these procedures are designed to provide us with the information needed to implement policy adjustments where necessary, and to take proactive corrective actions, there can be no assurance that such measures will be effective in avoiding undue credit risk.

We will depend on our management team to implement our business strategy and execute successful operations, and we could be harmed by the loss of their services.

We are dependent upon the services of the members of our senior management team who direct our strategy and operations. Members of our senior management team, as well as commercial lending specialists who possess expertise in our markets and key business relationships, could be difficult to replace. The loss of these persons, or our inability to hire additional qualified personnel, could impact our ability to implement our business strategy and could have a material adverse effect on our results of operations and our ability to compete in our markets.

We may not be able to attract and retain skilled people.

Our success depends, in large part, on our ability to attract and retain key people. Competition for the best people in most activities in which we engage can be intense, and we may not be able to retain or hire the people we want or need. In order to attract and retain qualified employees, we must compensate our employees at market levels. If we are unable to continue to attract and retain qualified employees, or do so at rates necessary to maintain our competitive position, our performance, including our competitive position, could suffer, and, in turn, adversely affect our business, financial condition and results of operations. The number of experienced banking professionals in our markets may not be the same as in certain other markets.

The decreased soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial industry. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led in the past to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral that we hold cannot be realized upon or is liquidated at prices insufficient to recover the full amount of the loan. We cannot assure you that any such losses would not materially and adversely affect our business, financial condition or results of operations.

Our financial performance will be negatively affected if we are unable to execute our growth strategy.

Our stated growth strategy is to grow organically and supplement that growth with select acquisitions, if available. Our success depends primarily on generating loans and deposits of acceptable risk and expense. There can be no assurance that we will be successful in continuing our organic, or internal, growth strategy. Our ability to identify appropriate markets for expansion, recruit and retain qualified personnel, and fund growth at reasonable cost, depends upon prevailing economic conditions, maintenance of sufficient capital, competitive factors, changes in banking laws, and other factors.

We cannot be certain as to our ability to manage increased levels of assets and liabilities without increased expenses and higher levels of nonperforming assets. We may be required to make additional investments in equipment and personnel to manage higher asset levels and loan balances, which may adversely affect earnings, shareholder returns, and our efficiency ratio. Increases in operating expenses or nonperforming assets may decrease our earnings and the value of the Company’s common stock.

We face risks related to our operational, technological and organizational infrastructure.

Our ability to grow and compete is dependent on the Bank’s ability to build or acquire the necessary operational and technological infrastructure and to manage the cost of that infrastructure as we expand. In our case, operational risk can manifest itself in many ways, such as errors related to failed or inadequate processes, faulty or disabled computer systems, fraud by employees or outside persons and exposure to external events. As discussed below, we are dependent on our operational infrastructure to help manage these risks. In addition, we are heavily dependent on the strength and capability of our technology systems that the Bank uses both to interface with customers and to manage internal financial and other systems. Our ability to develop and deliver new products that meet the needs of our existing customers and attract new ones depends on the functionality of our technology systems. Additionally, our ability to run our business in compliance with applicable laws and regulations is dependent on these infrastructures.

We continuously monitor our operational and technological capabilities and make modifications and improvements as circumstances warrant. In some instances, the Bank may build and maintain these capabilities itself. We outsource many of these functions to third parties. These third parties may experience errors or disruptions that could adversely impact the Bank and over which it may have limited control. We also face risk from the integration of new infrastructure platforms and/or new third-party providers of such platforms into the Bank’s existing businesses.

Many of our larger competitors have substantially greater resources to invest in technological improvements. As a result, they may be able to offer additional or superior products compared to those that we will be able to provide, which would put us at a competitive disadvantage. Accordingly, we may lose customers seeking new technology-driven products and services to the extent we are unable to provide such products and services.

A failure in our operational systems or infrastructure, or those of third parties, could impair our liquidity, disrupt our business, result in the unauthorized disclosure of confidential information, damage our reputation and cause financial losses.

Our business is dependent on our ability to process and monitor, on a daily basis, a number of transactions. These transactions, as well as the information technology services we provide to clients, often must adhere to client-specific guidelines, as well as legal and regulatory standards. Developing and maintaining our operational systems and infrastructure is challenging, particularly as a result of rapidly evolving legal and regulatory requirements and technological shifts. Our financial, accounting, data processing or other operating systems and facilities may fail to operate properly or become disabled as a result of events that are wholly or partially beyond the Bank’s control, such as a spike in transaction volume, cyber-attack or other unforeseen catastrophic events, which may adversely affect our ability to process these transactions or provide services.

In addition, our operations rely on the secure processing, storage and transmission of confidential and other information on our computer systems and networks. Although we take protective measures to maintain the confidentiality, integrity and availability of our and our clients’ information across all geographic and product lines, and endeavor to modify these protective measures as circumstances warrant, the nature of the threats continues to evolve. As a result, our computer systems, software and networks may be vulnerable to unauthorized access, loss or destruction of data (including confidential client information), account takeovers, unavailability of service, computer viruses or other malicious code, cyber-attacks and other events that could have an adverse security impact. Despite the defensive measures we take to manage our internal technological and operational infrastructure, these threats may originate externally from third parties such as foreign governments, organized crime and other hackers, and outsource or infrastructure-support providers and application developers, or may originate internally from within our organization. Given the increasingly high volume of our transactions, certain errors may be repeated or compounded before they can be discovered and rectified.

We also face the risk of operational disruption, failure, termination or capacity constraints of any of the third parties that facilitate our business activities, including exchanges, clearing agents, clearing houses or other financial intermediaries. Such parties could also be the source of an attack on, or breach of, our operational systems, data or infrastructure. In addition, as interconnectivity with our clients grows, we increasingly face the risk of operational failure with respect to our clients’ systems.

Although we have not experienced a cyber incident, if one or more of these events occurs, it could potentially jeopardize the confidential, proprietary and other information processed and stored in, and transmitted through, the Bank’s computer systems and networks, or otherwise cause interruptions or malfunctions in our, as well as our clients’ or other third parties’ operations, which could result in damage to our reputation, substantial costs, regulatory penalties and/or client dissatisfaction or loss.

Potential costs of a cyber incident may include, but would not be limited to, remediation costs, increased protection costs, lost revenue from the unauthorized use of proprietary information or the loss of current and/or future customers, and litigation.

We maintain an insurance policy through the Bank’s blanket bond at the maximum of currently available limits. However, we cannot assure you that this policy would be sufficient to cover all financial losses, damages, penalties, including lost revenues, should the Bank experience any one or more of our or a third party’s systems failing or experiencing attack.

We rely on third parties to provide key components of our business infrastructure, and a failure of these parties to perform for any reason could disrupt our operations.

Third parties provide key components of our business infrastructure such as data processing, internet connections, network access, core application processing, statement production and account analysis. Our business depends on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party servicers. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. Replacing vendors or addressing other issues with our third-party service providers could entail significant delay and expense. If we are unable to efficiently replace ineffective service providers, or if we experience a significant, sustained or repeated, system failure or service denial, it could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and subject us to additional regulatory scrutiny and possible financial liability, any of which could have an adverse effect on our business, financial condition and results of operations.

Reputational risk and social factors may impact our results.

Our ability to originate and maintain accounts is highly dependent upon consumer and other external perceptions of our business practices and/or our financial health. Adverse perceptions could damage our reputation in both the customer and funding markets, leading to difficulties in generating and maintaining accounts as well as in financing them. Adverse developments with respect to the consumer or other external perceptions regarding the practices of our competitors, or our industry as a whole, may also adversely impact our reputation. In addition, adverse reputational impacts on third parties with whom we have important relationships may also adversely impact our reputation. Adverse impacts on our reputation, or the reputation of our industry, may also result in greater regulatory and/or legislative scrutiny, which may lead to laws or regulations that may change or constrain the manner in which the Bank engages with its customers and the products the Bank offers. Adverse reputational impacts or events may also increase our litigation risk. We carefully monitor internal and external developments for areas of potential reputational risk and have established governance structures to assist in evaluating such risks in our business practices and decisions.

We could be subject to losses, regulatory action or reputational harm due to fraudulent and negligent acts on the part of loan applicants, our employees and vendors.

In deciding whether to extend credit or enter into other transactions with clients and counterparties, and the terms of any such transaction, we may rely on information furnished by or on behalf of clients and counterparties, including financial statements, property appraisals, title information, employment and income documentation, account information and other financial information. We may also rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. Any such misrepresentation or incorrect or incomplete information, whether fraudulent or inadvertent, may not be detected prior to funding. In addition, one or more of our employees or vendors could cause a significant operational breakdown or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates our loan documentation, operations or systems. Whether a misrepresentation is made by the applicant or another third party, we generally bear the risk of loss associated with the misrepresentation. A loan subject to a material misrepresentation is typically unsellable or subject to repurchase if it is sold prior to detection of the misrepresentation. The sources of the misrepresentations may also be difficult to locate, and we may be unable to recover any of the monetary losses we may suffer as a result of the misrepresentations. Any of these developments could have an adverse effect on our business, financial condition and results of operations.

We may be subject to increased litigation which could result in legal liability and damage to our reputation.

We may be named from time to time as a defendant in litigation relating to its business and activities. Litigation may include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. We are also involved from time to time in other reviews, investigations and proceedings (both formal and informal) by governmental and self- regulatory agencies regarding its business. These matters also could result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

In addition, in recent years, a number of judicial decisions have upheld the right of borrowers to sue lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has either violated a duty, whether implied or contractual, of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or shareholders.

Substantial legal liability or significant regulatory action against the Company could materially adversely affect its business, financial condition or results of operations, or cause significant harm to our reputation.

We are subject to environmental liability risk associated with our lending activities.

In the course of our business, we may purchase real estate, or we may foreclose on and take title to real estate. As a result, we could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination or may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. Any significant environmental liabilities could cause an adverse effect on our business, financial condition and results of operations.

We are subject to claims and litigation pertaining to intellectual property.

Banking and other financial services companies, such as ours, rely on technology companies to provide information technology products and services necessary to support their day-to-day operations. Technology companies frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. Competitors of our vendors, or other individuals or companies, may from time to time claim to hold intellectual property sold to us by our vendors. Such claims may increase in the future as the financial services sector becomes more reliant on information technology vendors. The plaintiffs in these actions frequently seek injunctions and substantial damages.

Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, we may have to engage in protracted litigation. Such litigation is often expensive, time-consuming, disruptive to our operations and distracting to management. If we are found to infringe one or more patents or other intellectual property rights, we may be required to pay substantial damages or royalties to a third party. In certain cases, we may consider entering into licensing agreements for disputed intellectual property, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase our operating expenses. If legal matters related to intellectual property claims were resolved against us or settled, we could be required to make payments in amounts that could have an adverse effect on our business, financial condition and results of operations.

If we do not adjust to rapid changes in the financial services industry, our financial performance may suffer.

We face substantial competition for customer relationships, as well as other sources of funding in the communities it serves. Competing providers include other banks, savings institutions and trust companies, insurance companies, mortgage banking operations, credit unions, finance companies, title companies, money market funds and other financial and nonfinancial companies which may offer products functionally equivalent to those offered by the Bank. Many competing providers have greater financial resources than we do and offer services within and outside the market areas we serve. In addition to this challenge of attracting and retaining customers for traditional banking services, our competitors include securities dealers, brokers, mortgage bankers, investment advisors and finance and insurance companies who seek to offer one-stop financial services to their customers that may include services that financial institutions have not been able or allowed to offer to their customers in the past. The increasingly competitive environment is primarily a result of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial service providers. If we are unable to adjust both to increased competition for traditional banking services and changing customer needs and preferences, our financial performance and your investment in our common stock could be adversely affected.

Our reported financial results depend on management’s selection of accounting methods and certain assumptions and estimates.

Our accounting policies and assumptions are fundamental to the Company’s reported financial condition and results of operations. Management must exercise judgment in selecting and applying many of these accounting policies and methods so that they comply with generally accepted accounting principles and reflect management’s judgment of the most appropriate manner to report our financial condition and results. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which may be reasonable under the circumstances, yet may result in the Company’s reporting materially different results than would have been reported under an alternative method.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As an emerging growth company, we also will not be subject to Section 404(b) of the Sarbanes Oxley Act of 2002, which would require that our independent auditors review and attest as to the effectiveness of our internal control over financial reporting. We have elected not to take advantage of this extended transition period, which means that the financial statements included in this Registration Statement, as well as any financial statements that we file in the future, will be subject to all new or revised accounting standards generally applicable to public companies.

We will cease to be an emerging growth company upon the earliest of: (i) the first fiscal year after our annual gross revenues are $1.07 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iii) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year, or five years after completing our initial public offering. Investors may find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

The obligations associated with being a public company will require significant resources and management attention.

As a public company, we will face increased legal, accounting, administrative and other costs and expenses that we have not previously incurred, particularly after we are no longer an emerging growth company. We will be subject to the reporting requirements of the Exchange Act, which requires that we file annual, quarterly and current reports with respect to our business and financial condition and proxy and other information statements, and the applicable rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act, the PCAOB and the Nasdaq Stock Market, each of which imposes additional reporting and other obligations on public companies.

As a public company, we will be required to:

•	prepare and distribute periodic reports, proxy statements and other shareholder communications in compliance with the federal securities laws and rules;

•	expand the roles and duties of our board of directors and committees thereof;

•	institute more comprehensive financial reporting and disclosure compliance procedures;

•	involve and retain to a greater degree outside counsel and accountants in the activities listed above;

•	enhance our investor relations function

•	establish new internal policies, including those relating to trading in our securities and disclosure controls and procedures;

•	retain additional personnel;

•	comply with Nasdaq Stock Market listing standards; and

•	comply with applicable requirements of the Sarbanes-Oxley Act.

We expect these rules and regulations and changes in laws, regulations and standards relating to corporate governance and public disclosure, which have created uncertainty for public companies, to increase legal and financial compliance costs and make some activities more time consuming and costly. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities, which could have an adverse effect on our business, financial condition and results of operations. These increased costs could require us to divert a significant amount of money that we could otherwise use to expand our business and achieve our strategic objectives.

Item 2. Financial Information

Selected Financial Data

The following table sets forth summarized historical consolidated financial information for each of the periods indicated. This information should be read together with Management’s Discussion and Analysis of Financial Condition and Results of Operations below and with the accompanying consolidated financial statements included in this Registration Statement. The historical information indicated as of and for the years ended December 31, 2018 and 2017, has been derived from the Company’s audited consolidated financial statements for the years ended December 31, 2018 and 2017. Historical results set forth below and elsewhere in this Registration Statement are not necessarily indicative of future performance.

Table 2

	At December 31,
	2018	2017
	(In thousands)
Selected Financial Condition Data:
Total assets	$1,100,613	$807,951
Total cash and cash equivalents	58,076	37,493
Total investment securities	82,157	78,831
Loans receivable, net	917,125	654,339
Bank-owned life insurance	14,064	13,637
Premises and equipment, net	14,222	13,965
Total deposits	920,137	667,655
FHLB advances and other borrowings	40,000	53,780
Subordinated debt	14,776	14,748
Total stockholders’ equity	121,251	68,801

	At December 31,
	2018	2017
	(In thousands)
Selected Operating Data:
Interest income	$43,835	$26,954
Interest expense	12,666	5,471

Net interest income	31,169	21,482
Provision for loan losses	3,126	1,885

Net interest income after provision for (reversal of) loan losses	28,043	19,597
Total non-interest income	3,238	2,278
Total non-interest expenses	19,978	15,658

Income before income taxes	11,303	6,217
Income tax expense	2,094	2,335

Net income	$9,209	$3,882

Basic and diluted net income per common(1)	$1.38	$0.81

(1)	Per share amounts for 2018 and 2017 reflect the effect of a 5% stock dividend paid on April 30, 2018.

Table 3

	At or For the Years Ended December 31,
	2018	2017
Performance Ratios:
Return on average assets	0.97%	0.60%
Return on average equity	10.38%	7.45%
Interest rate spread	2.94%	3.18%
Net interest margin	3.41%	3.48%
Efficiency ratio	58.07%	65.90%
Non-interest expense to average assets	2.11%	2.43%
Average interest-earning assets to average interest-bearing liabilities	134.55%	134.81%
Dividend payout ratio	0.00%	0.00%
Capital Ratios
Common equity tier 1(CET1) capital to risk-weighted assets	11.75%	9.43%
Total risk-based capital to risk-weighted assets	13.89%	12.09%
Tier 1 capital to risk-weighted assets	11.71%	9.43%
Tier 1 capital to average assets	11.30%	9.23%
Average equity to average assets	9.35%	8.08%
Asset Quality Ratios
Allowance for loan losses as a percentage of total loans	0.95%	0.86%
Allowance for loan losses as a percentage of non-performing loans	452.73%	281.04%
Net charge-offs to average outstanding loans during the period	0.00%	0.03%
Non-performing loans as a percentage of total loans	0.21%	0.31%
Non-performing assets as a percentage of total assets	0.18%	0.25%
Other Data:
Number of offices	6	5
Number of full-time equivalent employees	110	96

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The purpose of this discussion is to focus on significant changes in the financial condition and results of operations of the Company during the years ended December 31, 2018 and 2017. The Executive Overview summarizes information management believes is important for an understanding of the financial condition and results of operations of the Company. Topics presented in the Executive Overview are discussed in more detail within, and should be read in conjunction with, this Management’s Discussion and Analysis of Financial Condition and Results of Operations and the accompanying Consolidated Financial Statements included in this Registration Statement. The discussion of the critical accounting policies and analysis set forth below is intended to supplement and highlight information contained in the accompanying Consolidated Financial Statements and the selected financial data presented elsewhere in this Registration Statement.

Executive Overview

General

Notable accomplishments for the Company during the year ended December 31, 2018 included the following:

•

Total end of period loans increased 40.4% over the prior year. This growth reflects management’s strategy to grow the Company’s commercial and consumer portfolios while further diversifying the risk profile of the overall loan portfolio.

•	Credit quality - nonperforming assets remained low at 0.18% of total assets.

•

While the Company’s allowance for loan losses to period end loans increased from 0.86% at December 31, 2017 to 0.95% at December 31, 2018, however the strong loan growth that prompted those loan loss provision additions will enhance future earnings.

•

The Company opened a branch in Leesburg, VA. As this area continues to see growth, this branch will provide exposure as well as provide additional space to accommodate the personnel growth the Company has seen in recent years.

•	The Company completed an over-sold private placement during the third quarter of 2018 and are working diligently to put the proceeds to good use.

•

The Company grew its total assets size to greater than $1 billion in 2018. The Company has been proactive in establishing the infrastructure necessary to comply with additional regulatory requirements that correlate with an institution of this size.

Economic and regulatory

The year ended 2018 saw moderate economic growth driven by improvements in labor market conditions, increased average wages and further strengthening of the real estate markets. Overall annual wages increased slightly by 0.6% in the Washington-Arlington-Alexandria metropolitan statistical area (“MSA”), the commercial real estate market continued to strengthen as demonstrated by a price index increase of 3.9% from December 31, 2017 to same period in 2018, and a continued decrease in unemployment contributes to the strength of economic growth in the Bank’s footprint.

During 2018, the Federal Reserve reaffirmed the strength of the growing economy by raising its short-term interest rate four times over the course of the year, each rate hike equaling a quarter of point. The Federal Reserve conveyed it will continue to raise rates as considered necessary to curb a spike in inflation.

Capital

Under Federal Reserve Board capital adequacy guidelines that are currently in effect, to be well-capitalized the Bank must generally maintain a Tier 1 risk-based capital ratio of 8% or greater and a Tier 1 leverage ratio of 5% or greater.

The Bank’s Tier 1 risk-based capital ratio was 12.90% and 10.65% at December 31, 2018 and 2017, respectively. The Bank’s leverage capital ratio was 12.41% and 10.42% at December 31, 2018 and 2017, respectively. The Bank’s risk-based and leverage capital ratios remain significantly above the “well-capitalized” standard that is currently in effect in the prompt corrective action framework.

Liquidity

The Company’s sources of liquidity include customers’ interest-bearing and noninterest-bearing deposit accounts, loan principal and interest payments, investment securities held to maturity and available for sale, short-term investments and short-term borrowings. As a bank holding company, the Parent’s primary source of liquidity is the Bank. The Bank did not pay any cash dividends as of December 31, 2018 and 2017. Management believes that the current sources of liquidity are adequate to meet the Company’s requirements and plans for continued growth.

Financial Performance

The economy and loan demand were the biggest factors impacting the Company’s financial results for the year ended December 31, 2018. Despite a challenging rate environment with tight margins, the Company was able to deliver solid financial performance. Consolidated net income attributable for the year ended December 31, 2018 was $9.2 million compared to the $3.9 million earned during same period in 2017. The increase in net income was primarily due to an increase in net interest income, offset in part by an increase in the provision for loan losses and noninterest expenses.

The $9.7 million increase in net interest income for the year ended December 31, 2018 was driven by a significant increase in loan demand and in spite of slight decreases in net interest margins. The Bank supplemented its deposit base with higher funding costs primarily associated with wholesale deposits and other borrowed funds. The net interest margin for the year ended 2018 was 3.41%, a decline of seven basis points compared to 3.48% for the year ended December 31, 2017.

The provision for loan losses was $3.1 million for the year ended 2018, which represented an increase of $1.2 million compared to the same period in 2017. Net charge-offs for the year ended December 31, 2018 totaled one thousand dollars compared to $160 thousand for the year ended 2017. The increase in the provision for loan losses for the year ended December 31, 2018 as compared to the same period in 2017 was primarily attributable to loan growth throughout the portfolio during the year. Significant growth was seen in the commercial real estate and construction portfolios. While the Company experienced significant loan growth, asset quality remained strong as nonperforming loans as percentage of total loans decrease 10 basis points from 0.31% as of December 31, 2017 to 0.21% as of December 31, 2018.

Noninterest income for the year ended of December 31, 2018 was $3.2 million, an increase of $961 thousand from the $2.3 million reported for the year ended 2017. The increase in noninterest income was largely attributable to an increase of $61 thousand in loan fees and a $640 thousand increase in other noninterest income. The increase in other noninterest income principally resulted from a Bank initiative to participate in brokering interest rate swaps on behalf of customers, which allow the Bank to recognize fee income when the loan settles.

Noninterest expense was $20.0 million for the year ended December 31, 2018, an increase of $4.3 million compared to December 31, 2017. The higher level of noninterest expense was primarily attributable to a $2.2 million increase in salaries and employee benefits, a $717 thousand increase in occupancy and furniture and equipment expenses associated with establishing a new branch, and a $332 thousand increase in other noninterest expenses.

Income tax expense was $2.1 million for the year ended December 31, 2018, compared to $2.3 million for the year ended December 31, 2017. Income tax expense for 2017 included a downward adjustment of net deferred taxes of $739 thousand, recorded as a result of enactment of the Tax Cuts and Jobs Act which reduced the corporate Federal tax rate from 34% to 21% effective January 1, 2018. In addition, the effective income tax rates differed from the statutory rates due primarily to tax-exempt loans and investments, life insurances policies, and the income tax effects associated with stock-based compensation. These drivers resulted in an effective tax rate of 18.5% for the year ended December 31, 2018 and a 37.6% effective tax rate for the year ended December 31, 2017.

Certain key credit quality metrics continued to show improvement during the year ended December 31, 2018. Specifically, nonperforming assets were $1.9 million at December 31, 2018, a decrease of one thousand compared to December 31, 2017. At the same time, accruing loans 30-59 days past due and accruing loans 60-89 days past due declined 0.02% and 0.00%, respectively during the year ended December 31, 2018.

The Company’s total assets at December 31, 2018 were $1.1 billion, up $300 million from December 31, 2017. Total gross loans were $927.4 million at December 31, 2018, an increase of $266.8 million or 40.4% from December 31, 2017. The growth in loans was due to increased loan demand throughout the portfolio, particularly in commercial real estate and construction lending, offset, in part, by a decline in the multifamily residential real estate and unsecured consumer portfolio resulting from paydowns and maturing loans. For the year ended December 31, 2018, deposits increased $252.5 million or 37.8% compared to December 31, 2017, driven by transaction accounts which increased 31.7% fueled by savings and money market growth. Noninterest bearing demand deposits increased 23.4% from December 31, 2017 to December 31, 2018. For the year ended December 31, 2018, time deposits increased 44.6% compared to December 31, 2017 primarily as a result of an increase in wholesale and brokered certificates of deposits equal to or less then the FDIC insurance limit of $250,000.

Total stockholders’ equity at December 31, 2018 was $121.3 million, an increase of $52.5 million compared to December 31, 2017. Net income is the most consistent driver of changes to stockholders’ equity. In addition, the Company completed a private placement of shares of common stock in 2018, which increased total stockholders’ equity by $42.7 million at December 31, 2018.

Critical Accounting Policies

The accounting principles followed by the Company and the methods of applying these principles conform with accounting principles generally accepted in the United States of America and with general practices within the banking industry. The Company’s critical accounting policies relate to (1) the allowance for loan losses, (2) fair value of financial instruments, and (3) income taxes. These critical accounting policies require the use of estimates, assumptions and judgments which are based on information available as of the date of the financial statements. Accordingly, as this information changes, future financial statements could reflect the use of different estimates, assumptions and judgments. Certain determinations inherently have a greater reliance on the use of estimates, assumptions and judgments and, as such, have a greater possibility of producing results that could be materially different than originally reported.

Allowance for Loan Losses: Management’s policy is to maintain the allowance for loan losses at a level sufficient to absorb estimated probable incurred losses inherent in the loan portfolio. Management performs periodic and systematic detailed reviews of its loan portfolio to identify trends and to assess the overall collectability of the loan portfolio. Accounting standards require that loan losses be recorded when management determines it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated.

The allowance consists of a specific component and a general component. The specific component relates to loans that are classified as impaired, and is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. For collateral dependent loans, an updated appraisal will be ordered if a current one is not on file. Appraisals are performed by independent third-party appraisers with relevant industry experience. Adjustments to the appraised value may be made based on recent sales of like properties or general market conditions when appropriate. The general component covers non-classified or performing loans and those loans classified as substandard or special mention that are not impaired. The general component is based on historical loss experience adjusted for qualitative factors, such as current economic conditions, including current home sales and foreclosures, unemployment rates and retail sales. Non-impaired classified loans are assigned a higher allowance factor based on an internal migration analysis, which increases with the severity of classification, than non-classified loans.

Estimates for the allowance for loan losses are determined by analyzing historical losses, historical migration to charge-off experience, current trends in delinquencies and charge-offs, the results of regulatory examinations and changes in the size, composition and risk assessment of the loan portfolio. Also included in management’s estimate for the allowance for loan losses are considerations with respect to the impact of current economic events. These events may include, but are not limited to, fluctuations in overall interest rates, political conditions, legislation that may directly or indirectly affect the banking industry and economic conditions affecting specific geographical areas and industries in which the Company conducts business.

While management uses the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses and methodology may be necessary if economic or other conditions differ substantially from the assumptions used in making the estimates. Such adjustments to original estimates, as necessary, are made in the period in which these factors and other relevant considerations indicate that loss levels vary from previous estimates. A detailed discussion of the methodology used in determining the allowance for loan losses is included in Note 2, Summary of Significant Accounting Policies, in Notes to Consolidated Financial Statements.

Fair Value of Financial Instruments: A portion of the Company’s assets and liabilities is carried at fair value, with changes in fair value recorded either in earnings or accumulated other comprehensive income (loss). These include investment securities available for sale and trading account assets and liabilities. Periodically, the estimation of fair value also affects investment securities held to maturity when it is determined that an impairment write-down is other than temporary. Fair value determination is also relevant for certain other assets such as other real estate owned, which is recorded at the lower of the recorded balance or fair value, less estimated costs to sell. The determination of fair value also impacts certain other assets that are periodically evaluated for impairment using fair value estimates, including impaired loans.

Fair value is generally based upon quoted market prices, when available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use observable market based parameters as inputs. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company’s creditworthiness, among other things, as well as other unobservable parameters. Any such valuation adjustments are applied consistently over time. While management believes the Company’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

See Note 19, Fair Value of Financial Instruments, in Notes to Consolidated Financial Statements for a detailed discussion of determining fair value, including pricing validation processes.

Income Taxes: The Company’s income tax expense, deferred tax assets and liabilities, and reserves for unrecognized tax benefits reflect management’s best assessment of estimated taxes due. The calculation of each component of the Company’s income tax provision is complex and requires the use of estimates and judgments in its determination. As part of the Company’s evaluation and implementation of business strategies, consideration is given to the regulations and tax laws that apply to the specific facts and circumstances for any tax positions under evaluation. Management closely monitors tax developments on both the federal and state level in order to evaluate the effect they may have on the Company’s overall tax position and the estimates and judgments used in determining the income tax provision and records adjustments as necessary.

Deferred income taxes arise from temporary differences between the tax and financial statement recognition of revenue and expenses. In evaluating the Company’s ability to recover its deferred tax assets within the jurisdiction from which they arise, the Company must consider all available evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and the results of recent operations. A valuation allowance is recognized for a deferred tax asset if, based on the available evidence, it is more likely than not that some portion or all of a deferred tax asset will not be realized. See Note 11, Income Taxes, in Notes to Consolidated Financial Statements for additional information.

Derivative Financial Instruments: The Bank recognizes derivative financial instruments at fair value as either another asset or other liability in the consolidated balance sheet. The Bank’s derivative financial instruments include interest rate swaps with certain qualifying commercial loan customers and dealer counterparties. Because the interest rate swaps with loan customers and dealer counterparties are not designated as hedging instruments, adjustments to reflect unrealized gains and losses resulting from changes in fair value of these instruments are reported as noninterest income or noninterest expense, as applicable. The Bank’s interest rate swaps with loan customers and dealer counterparties are described more fully in Note 18 in the December 31, 2018, Consolidated Financial Statements.

YEARS ENDED DECEMBER 31, 2018 AND 2017

Analysis of Results of Operations

Consolidated net income for the year ended December 31, 2018, was $9.2 million compared to $3.9 million earned during the year ended December 31, 2017. The increase in net income was due to $9.7 million of additional net interest income, primarily driven by increased loan production, despite a decrease in net interest margin. The net interest margin was 3.41% , 7 basis points lower than the 3.48% net interest margin for the year ended December 31, 2017.

Net Interest Income and Net Interest Margin

Net interest income is the principal component of the Company’s income stream and represents the difference, or spread, between interest and fee income generated from earning assets and the interest expense paid on deposits and borrowed funds. Net interest margin, stated as a percentage, is the yield obtained by dividing the difference between interest income generated on earning assets and the interest expense paid on all funding sources by average earning assets. Fluctuations in interest rates as well as changes in the volume and mix of earning assets and interest-bearing liabilities can impact net interest income and net interest margin.

Net interest income totaled $31.2 million for the year ended December 31, 2018, compared to $21.5 million for the year ended December 31, 2017. The increase in net interest income was driven by a significant increase in loan production during the year, despite tightening margins caused by increased cost of funds used to fund the loan growth.

The net interest margin was 3.41% for the year ended December 31, 2018, compared to 3.48% for the year ended December 31, 2017. The decline in net interest margin primarily resulted due to an increase in rates paid on costs of the funds, such as wholesale deposits and other borrowings, greater than the increase in rates on new loans booked.

The yield for the year ended December 31, 2018 for the loan portfolio was 5.19% compared to 4.72% for the year ended December 31, 2017. The increase primarily reflects the maturity of lower yielding loans and higher yields on new loans based on rising interest rates. The Federal Reserve made four separate quarter point rate adjustments in its benchmark interest rate.

For the year ended December 31, 2018, the yield on the total investment securities portfolio was 2.66% compared to 2.89% for the year ended December 31, 2017. The decrease of 23 basis points was primarily due to lower yields on investment securities purchased during the period.

The rate paid on interest bearing deposits increased to 1.75% during the year ended December 31, 2018, from 1.01% during the year ended December 31, 2017. This increase was a result of higher rates paid on brokered deposits and wholesale funding needed to fund the significant loan growth experienced during the year.

The rate paid on FHLB and other borrowings for the year ended December 31, 2018 was 3.21% compared to 2.47% for the corresponding period in 2017. This increase was primarily due to rising interest rates on benchmark overnight borrowings.

The following table sets forth the major components of net interest income and the related yields and rates for the year ended December 31, 2018 compared to the year ended December 31, 2017.

Table 4

	For the Years Ended December 31,
	2018			2017
	Average		Average	Average		Average
	Outstanding		Yield/	Outstanding		Yield/
	Balance	Interest	Rate	Balance	Interest	Rate
	(Dollars in thousands)
Interest earning assets:
Loans (1)	$795,130	$41,270	5.19%	$531,271	$25,081	4.72%
Federal funds sold and interest-bearing deposits in other banks	63,536	1,095	1.72%	31,535	297	0.94%
Investment securities	55,219	1,471	2.66%	54,564	1,576	2.89%

Total interest-earning assets	913,885	43,836	4.80%	617,370	26,954	4.37%
Non-interest-earning assets	35,159			27,292

Total assets	$949,044			$644,662

Interest bearing liabilities:
Interest-bearing demand	$57,357	900	1.57%	$28,484	194	0.68%
Money market	115,846	1,708	1.47%	76,732	565	0.74%
Savings and NOW	50,509	251	0.50%	45,777	182	0.40%
Certificates of deposit	401,259	8,065	2.01%	249,715	3,114	1.25%

Total deposits	624,971	10,924	1.75%	400,708	4,055	1.01%
Borrowed funds	54,267	1,742	3.21%	57,247	1,416	2.47%

Total interest-bearing liabilities	679,238	12,666	1.86%	457,955	5,471	1.19%

Non-interest-bearing liabilities	181,098			134,603

Total liabilities	860,336			592,558
Equity	88,708			52,104

Total liabilities and equity	$949,044			$644,662

Net interest income		$31,170			$21,483

Interest rate spread			2.94%			3.18%
Net interest-earning assets	$234,647			$159,415

Net interest margin			3.41%			3.48%
Average interest-earning assets to average-interest bearing liabilities	1.35%			1.35%

(1)	Non-accrual loans are included in average loans outstanding.

Rate/Volume Analysis

The following table presents the effects of changing interest rates and volumes on our net interest income for the periods indicated. The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The total column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately based on the changes due to rate and the changes due to volume.

Table 5

	Years Ended December 31, 2018 vs. 2017			Years Ended December 31, 2017 vs. 2016
	Increase (Decrease) Due to		Total Increase (Decrease)	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate		Volume	Rate
	(In thousands)
Interest-earning assets:
Loans	$13,486	$2,704	$16,190	$4,163	$720	$4,883
Federal funds sold and interest-bearing deposits in other banks	301	497	798	46	158	204
Investment securities	19	(125)	(106)	307	(18)	289

Total interest-earning assets	13,806	3,076	16,882	4,516	860	5,376

Interest-bearing liabilities:
Interest-bearing demand	307	399	706	147	36	183
Money market	388	755	1,143	51	215	266
Savings and NOW	20	49	69	15	—	15
Time deposits	2,473	2,478	4,951	322	465	787
Borrowed funds	(28)	352	324	13	173	186
Subordinated debt	—	2	2	581	382	963

Total interest-bearing liabilities	3,160	4,035	7,195	1,129	1,271	2,400

Change in net interest income	$10,646	$(959)	$9,687	$3,387	$(411)	$2,976

The Bank uses derivative financial instruments (“derivatives”) primarily to manage risks to the Bank associated with changing interest rates, and to assist customers with their risk management objectives. The Bank classifies these items as free standing derivatives consisting of customer accommodation loan swaps (“loan swaps”). The Bank enters into interest rate swaps with certain qualifying commercial loan customers to meet their interest rate risk management needs. The Bank simultaneously enters into interest rate swaps with dealer counterparties, with identical notional amounts and terms. The net result of these interest rate swaps is that the customer pays a fixed rate of interest and the Bank receives a floating rate. These back-to-back loan swaps qualify as financial derivatives with fair values reported in “Other assets” and “Other liabilities” in the Consolidated Balance Sheet. Changes in fair value are recorded in other noninterest expense and net to zero because of the identical amounts and terms of the swaps.

The following tables summarize key elements of the Banks’s derivative instruments as of December 31, 2018

	At December 31, 2018
	Notional Amount	Positions	Assets	Liabilities	Collateral Pledges
	(In thousands)
Customer-related interest rate contracts:
Matched interest rate swap with borrower	36,607	5	1,192	—	1,290
Matched interest rate swap with counterparty	36,607	5	—	1,192	1,290

Provision for Loan Losses

Provision for loan losses was $3.1 million for the year ended December 31, 2018, compared to $1.9 million for the year ended December 31, 2017. The increase in provision for loan losses for the year ended December 31, 2018, as compared to the same period in 2017 was primarily attributable to loan growth during 2018 in the overall loan portfolio. See Note 6, Allowance for Loan Losses, in Notes to Consolidated Financial Statements.

The Company recorded net charge-offs of one thousand dollars for the year ended December 31, 2018, compared to net charge-offs of $160 thousand for the year ended December 31, 2017. Net charge-offs were 0.0% of average loans outstanding for the year ended December 31, 2018, compared to 0.03% for the year ended December 31, 2017.

Income Tax Expense

Income tax expense was $2.1 million for the year ended December 31, 2018 compared to $2.3 million for the year ended December 31, 2017. Income tax expense for 2017 included a downward adjustment of net deferred taxes of $739 thousand, recorded as a result of enactment of the Tax Cuts and Jobs Act which reduced the corporate Federal tax rate from 34% to 21% effective January 1, 2018. In addition, the effective income tax rates differed from the statutory rates due primarily to tax-exempt loans and investments, life insurances policies, and the income tax effects associated with stock-based compensation. These drivers resulted in an effective tax rate of 18.5% for the year ended December 31, 2018 and a 37.6% effective tax rate for the year ended December 31, 2017.

Analysis of Financial Condition

Total consolidated assets were $1.1 billion at December 31, 2018, as compared to $808.0 million at December 31, 2017.

Investment Securities

Our investment policy is established and reviewed annually by the Board of Directors. We are permitted under federal law to invest in various types of liquid assets, including United States Government obligations, securities of various federal agencies and of state and municipal governments, mortgage-backed securities, time deposits of federally insured institutions, certain bankers’ acceptances and federal funds.

Our investment objectives are to maintain high asset quality, to provide and maintain liquidity, to establish an acceptable level of interest rate and credit risk, to provide an alternate source of low-risk investments when demand for loans is weak and to generate a favorable return. The Board of Directors has the overall responsibility for the investment portfolio, including approval of our investment policy. The Board of Directors is also responsible for implementation of the investment policy and monitoring investment performance. The Board of Directors reviews the status of the investment portfolio on a quarterly basis, or more frequently if warranted.

Generally accepted accounting principles require that, at the time of purchase, we designate a security as held to maturity, available for sale, or trading, depending on our ability and intent to hold such security. Securities available for sale are reported at fair value, while securities held to maturity are reported at amortized cost. We do not maintain a trading portfolio. Establishing a trading portfolio would require specific authorization by the Board of Directors.

The total investment securities portfolio, including both investment securities available for sale and investment securities held to maturity, was $82.2 million at December 31, 2018, an increase of $3.3 million compared with December 31, 2017. At December 31, 2018, the investment securities portfolio includes $56.0 million of investment securities available for sale and $26.2 million of investment securities held to maturity compared to $51.3 million of investment securities available for sale and $27.5 million of investment securities held to maturity at December 31, 2017 .

During the years ended December 31, 2018 and 2017, the Company did not sell any securities within the investment portfolio.

While all securities are reviewed by the Company for other-than-temporary impairments (“OTTI”), the securities that typically are impacted by credit impairment are non-agency collateralized mortgage obligations and asset-backed securities. Refer to Note 4, in Notes to Consolidated Financial Statements for further details. To date, we have had no OTTI.

Securities Portfolio Composition. The following table sets forth the amortized cost and estimated fair value of our available for sale and held to maturity securities at the dates indicated.

Table 7

	At December 31,
	2018		2017
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
	(In thousands)
Securities available for sale:
U.S. treasury securities	$29,996	$29,998	$29,998	$29,994
Collateralized mortgage backed	4,967	4,893	4,147	4,151
Subordinated debt	2,000	2,014	2,000	2,112
Municipal securities	8,869	8,833	589	589
U.S. government agencies	10,516	10,241	14,460	14,468

Total securities available for sale	$56,348	$55,979	$51,194	$51,314

Securities held to maturity:
Municipal securities	$24,678	$24,732	$26,517	26,904
Subordinated debt	1,500	1,500	1,000	1,000

Total securities held to maturity	$26,178	$26,232	$27,517	$27,904

Portfolio Maturities and Yields. The composition and maturities of the investment securities portfolio at December 31, 2018, are summarized in the following table. Maturities are based on the final contractual payment date, and do not reflect the effect of scheduled principal repayments, prepayments, or early redemptions that may occur. Adjustable-rate mortgage-backed securities are included in the period in which interest rates are next scheduled to adjust.

Table 8

			More than One Year		More than Five Years		More than
	One Year or Less		through Five Years		through Ten Years		Ten Years		Total
		Weighted		Weighted		Weighted		Weighted			Weighted
	Amortized	Average	Amortized	Average	Amortized	Average	Amortized	Average	Amortized	Fair	Average
	Cost	Yield	Cost	Yield	Cost	Yield	Cost	Yield	Cost	Value	Yield
	(Dollars in thousands)
Securities available for sale:
U.S. Treasury securities	$29,996	2.15%	$—	—%	$—	—%	$—	—%	$29,996	$29,998	2.15%
Collateralized mortgage securities	$24	6.36%	$—	—%	$—	—%	$4,943	3.17%	$4,967	$4,893	3.19%
Subordinated debt	$—	—%	$—	—%	$2,000	5.53%	$—	—%	$2,000	$2,014	5.53%
Municipal securities	$—	—%	$583	2.66%	$1,023	2.68%	$7,263	3.51%	$8,869	$8,833	3.36%
U.S. Government agencies	$—	—%	$—	—%	$—	—%	$10,515	3.65%	$10,515	$10,241	3.65%

Total securities available for sale	$30,020	2.16%	$583	2.66%	$3,023	4.56%	$22,721	%	$56,347	$55,979	2.83%

Securities held to maturity:
Municipal securities	$—	—%	$516	2.63%	$4,395	2.94%	$19,767	3.06%	$24,677	$24,732	3.03%
Subordinated debt	$—	—%	$—	—%	$1,500	—%	$—	6.50%	$1,500	$1,500	6.50%

Total investment securities	$—	—%	$516	2.63%	$5,895	—%	$19,767	3.30%	$26,177	$26,232	3.23%

Lending Activities

Average loans represented 87.01% of average interest-earning assets for the year ended December 31, 2018, compared to 82.4% for the year ended December 31, 2017. The following table presents the Company’s loan portfolio by portfolio segment at December 31, 2018 and December 31, 2017.

Table 9

	At December 31,
	2018		2017
	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Residential real estate:
Single family	$139,620	15.05%	$112,429	17.02%
Multifamily	9,182	0.99%	13,366	2.02%
Farmland	826	0.09%	—	—
Commercial real estate:
Owner occupied	121,621	13.11%	101,112	15.30%
Non-owner occupied	256,139	27.62%	149,223	22.59%
Construction and land development	183,551	19.79%	103,592	15.68%
Commercial – non-real estate:
Commercial and industrial	114,221	12.32%	90,152	13.65%
Consumer – non-real estate:
Unsecured	1,402	0.15%	2,382	0.36%
Secured	100,875	10.88%	88,377	13.38%

Total gross loans	927,437	100.00%	660,633	100.00%

Less: unearned fees	(1,400)		(356)
Less: unamortized discount on secured loans	(81)		(233)
Less: allowance for loan losses	(8,831)		(5,705)

Net loans	$917,125		$654,339

The consumer loans above include $452,190 and $955,362 of overdrafts reclassified as loans for the years ended December 31, 2018 and 2017, respectively.

The Bank held no loans for sale at December 31, 2018 and 2017.

Loans, net of unearned income, totaled $926.0 million at December 31, 2018, an increase of $265.9 million from December 31, 2017. The increase in total loans was primarily driven by growth in the overall loan portfolio, with significant increases in the commercial real estate and construction portfolios.

Loan Portfolio Maturities and Yields. The following table summarizes the scheduled repayments of our loan portfolio at December 31, 2018. Demand loans, having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less. Maturities are based on the final contractual payment date and do not reflect the impact of prepayments and scheduled principal amortization.

Table 10

	At December 31, 2018
	Single-Family	Multi-Family	Farmland	Owner Occupied	Non-owner Occupied
	(In thousands)
Amounts due in:
One year or less	$39,890	$—	$—	$13,664	$29,055
After one year through two years	6,881	685	—	19,396	21,147
After two years through three years	1,714	1,635	—	4,728	7,420
After three years through five years	9,883	957	721	9,020	47,919
After five years through ten years	55,577	5,905	—	64,294	126,921
After ten years through fifteen years	375	—	105	9,907	23,677
After fifteen years	25,300	—	—	612	—

Total	$139,620	$9,182	$826	$121,621	$256,139

	Construction and Land Development	Commercial and Industrial	Consumer	Total
	(In thousands)
Amounts due in:
One year or less	$98,054	$40,750	$3,516	$224,929
After one year through two years	12,324	17,051	4,792	82,276
After two years through three years	27,024	7,749	9,115	59,385
After three years through five years	15,529	23,225	52,808	160,061
After five years through ten years	27,460	16,692	32,046	328,895
After ten years through fifteen years	3,160	8,754	—	45,978
After fifteen years	—	—	—	25,912

Total	$183,551	$114,221	$102,277	$927,437

The following table sets forth our fixed and adjustable-rate loans at December 31, 2018 that are contractually due after December 31, 2019.

Table 11

	Due After December 31, 2019
	Fixed	Adjustable
	Rates	Rates	Total
	(In thousands)
Residential real estate:
Single family	$20,063	$74,667	$99,730
Multifamily	957	8,226	9,183
Farmland	825	—	825
Commercial real estate:
Owner occupied	35,034	72,924	107,958
Non-owner occupied	87,629	139,455	227,084
Construction and land development	13,052	72,445	85,497
Commercial – non-real estate:
Commercial and industrial	49,878	23,593	73,471
Consumer – non-real estate:
Unsecured	197	6	203
Secured	98,524	34	98,558

Totals	$306,159	$396,350	$702,509

The following table shows our loan originations, participations, purchases, sales and repayment activities for the periods indicated, including loans held for sale.

Table 12

	Years Ended December 31,
	2018	2017
	(In thousands)
Total loans at beginning of year:	$660,633	$468,441
Loans originated:
Real estate loans:
Residential real estate:
Single family	60,546	26,799
Multifamily	3,827	521
Farmland	—	—
Commercial real estate:
Owner occupied	45,831	18,175
Non-owner occupied	114,239	68,551
Construction and land development	84,628	48,297
Commercial – non-real estate:
Commercial and industrial	45,106	32,828
Consumer – non-real estate:
Unsecured	42	38
Secured	42,000	33,007

Total loans originated:	396,219	228,216

Loan principal repayments:
Principal repayments	129,415	36,024

Net loan activity	266,804	192,192

Total loans at the end of year	$927,437	$660,633

Asset Quality

The Company’s asset quality continued to improve during the year ended December 31, 2018. Nonperforming assets, which includes nonaccrual loans, accruing loans 90 days past due, accruing troubled debt restructured (“TDR”) loans 90 days past due, and other real estate owned totaled $1.9 million at December 31, 2018 compared to $2.0 million at December 31, 2017. The decrease in nonperforming assets was primarily due to partial payments received on nonperforming loans.

A loan’s past due status is based on the contractual due date of the most delinquent payment due. All loans which are 30 or more days past due at the end of the month are reported to the Board of Directors. Commercial loans are generally placed on nonaccrual status when the collection of principal or interest is 90 days or more past due, or earlier, if collection is uncertain based on an evaluation of the net realizable value of the collateral and the financial strength of the borrower. Consumer loans are generally placed on nonaccrual status when the collection of principal or interest is 120 days or more past due, or earlier, if collection is uncertain based on an evaluation of the net realizable value of the collateral and the financial strength of the borrower. Loans greater than 90 days past due may remain on accrual status if management determines it has adequate collateral to cover the principal and interest. For those loans that are carried on nonaccrual status, payments are first applied to principal outstanding. A loan may be returned to accrual status if the borrower has demonstrated a sustained period of repayment performance in accordance with the contractual terms of the loan and there is reasonable assurance the borrower will continue to make payments as agreed.

As a percentage of total assets, nonperforming assets were 0.18% at December 31, 2018 compared with 0.25% at December 31, 2017. As of December 31, 2018, the Company did not have any other real estate owned properties.

See Note 1, Organization, and Note 6, Allowance for Loan Losses, in Notes to Consolidated Financial Statements for further information on the Company’s credit grade categories, which are derived from standard regulatory rating definitions.

The following table summarizes asset quality information at December 31, 2018 and December 31, 2017.

Table 13

Asset Quality

	December 31, 2018	December 31, 2017
	(Dollars in Thousands)
Nonaccrual loans:
Residential real estate:
Single family	$—	$91
Commercial real estate:
Owner occupied	1,939	1,939

Total nonaccrual loans	$1,939	$2,030

Accruing TDRs:
Residential real estate:
Single family	$1,510	$1,542
Commercial real estate
Non-owner occupied	—	—

Total accruing TDRs	$1,510	$1,542
Total non-performing loans to total loans	0.21%	0.31%
Total non-performing assets to total assets	0.18%	0.25%
Total non-performing assets and accruing troubled debt restructured loans to total assets	0.31%	0.44%

Interest income that would have been recorded for the years ended December 31, 2018 and 2017 had non-accruing loans been current according to their original terms amounted to $142,962 and $105,923 respectively. We did not recognize any interest income for these loans for the years ended December 31, 2018 and 2017, respectively.

As of December 31, 2018, there were no loans not disclosed in the above table, where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

Delinquent Loans. The following table sets forth, at the dates indicated, our delinquent consumer non-real estate loans, the only segment of our portfolio in which there were past due loans.

Table 14

	At December 31,
	2018			2017
	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due
	(In thousands)
Consumer non- real estate:
Unsecured	$50	$9	$11	$12	$45	$10
Secured	57	5	—	92	23	4

Total	$107	$14	$11	$104	$68	$14

Classified Assets. Federal regulations provide for the classification of loans and other assets that are considered to be of lesser quality as substandard, doubtful, or loss assets. Loans not classified as impaired are assigned a higher allowance factor based on an internal migration analysis, which increases with the severity of classification, than pass rated loans. The characteristics of the loan ratings are as follows:

•

Pass rated loans are to persons or business entities with an acceptable financial condition, appropriate collateral margins, appropriate cash flow to service the existing loan, and an appropriate leverage ratio. The borrower has paid all obligations as agreed and it is expected that this type of payment history will continue. When necessary, acceptable personal guarantors support the loan.

•

Special mention loans have a specific defined weakness in the borrower’s operations and the borrower’s ability to generate positive cash flow on a sustained basis. The borrower’s recent payment history is characterized by late payments. The Bank’s risk exposure is mitigated by collateral supporting the loan. The collateral is considered to be well-margined, well maintained, accessible and readily marketable.

•

Substandard loans are considered to have specific and well-defined weaknesses that jeopardize the viability of the Bank’s credit extension. The payment history for the loan has been inconsistent and the expected or projected primary repayment source may be inadequate to service the loan. The estimated net liquidation value of the collateral pledged and/or ability of the personal guarantor(s) to pay the loan may not adequately protect the Bank. There is a distinct possibility that the Bank will sustain some loss if the deficiencies associated with the loan are not corrected in the near term. A substandard loan would not automatically meet our definition of impaired unless the loan is significantly past due and the borrower’s performance and financial condition provide evidence that it is probable that the Bank will be unable to collect all amounts due.

•

Doubtful rated loans have all the weaknesses inherent in a loan that is classified substandard but with the added characteristics that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. The possibility of loss is extremely high.

•	Loss rated loans are not considered collectible under normal circumstances and there is no realistic expectation for any future payment on the loan. Loss rated loans are fully charged off.

In connection with the filing of our periodic reports with the Federal Reserve Board and in accordance with our classification of assets policy, we regularly review the problem loans in our portfolio to determine whether any loans require classification in accordance with applicable regulations.

On the basis of this review of our assets, our classified and special mention assets, which includes foreclosed real estate, at the dates indicated were as follows:

Credit Quality By Class
As of December 31, 2018
INTERNAL RISK RATING GRADES	Pass	Watch	Special Mention	Substandard	Doubtful	Total
	(In thousands)
Residential real estate:
Single family	$138,482	$755	—	$382	—	$139,619
Multifamily	9,183	—	—	—	—	9,183
Farmland	825	—	—	—	—	825
Commercial real estate:
Owner occupied	117,905	1,777	—	—	$1,939	121,621
Non-owner occupied	256,139	—	—	—	—	256,139
Construction and land development	183,551	—	—	—	—	183,551
Commercial – non-real estate:
Commercial and industrial	110,631	1,334	$2,257	—	—	114,222
Consumer – non-real estate
Unsecured	1,402	—	—	—	—	1,402
Secured	100,875	—	—	—	—	100,875

Total	$918,993	$3,866	$2,257	$382	$1,939	$927,437

Credit Quality by Class
As of December 31, 2017
INTERNAL RISK RATING GRADES	Pass	Watch	Special Mention	Substandard	Doubtful	Total
	(In thousands)
Residential real estate:
Single family	$111,178	$769	—	$482	—	$112,429
Multifamily	13,366	—	—	—	—	13,366
Commercial real estate:
Owner occupied	95,235	2,706	—	3,171	—	101,112
Non-owner occupied	149,223	—	—	—	—	149,223
Construction and land development	103,592	—	—	—	—	103,592
Commercial – non-real estate:
Commercial and industrial	85,362	3,902	—	888	—	90,152
Consumer – non-real estate:
Unsecured	2,382	—	—	—	—	2,382
Secured	88,377	—	—	—	—	88,377

Total	$648,715	$7,377	—	$4,541	—	$660,633

Allowance for Loan Losses

Analysis and Determination of the Allowance for Loan Losses. The allowance for loan losses is maintained at a level which, in management’s judgment, is adequate to absorb probable credit losses inherent in the loan portfolio. The amount of the allowance is based on management’s evaluation of the collectability of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values for the present value of estimated cash flows. Because of uncertainties associated with regional economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that management’s estimate of probable credit losses inherent in the loan portfolio and the related allowance may change materially in the near-term. The allowance is increased by a provision for loans losses which is charged to expense and reduced by full and partial charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. Management’s periodic evaluation of the adequacy of the allowance is based on various factors, including, but not limited to, management’s ongoing review and grading of loans, facts and issues related to specific loans, historical loan loss or loan pools, the fair value of the underlying collateral, current economic conditions and other qualitative and quantitative factors which could affect potential credit losses. An as integral part of their examination process, the Federal Reserve Board will periodically review our allowance for loan losses, and as a result of such reviews, we may have to adjust our allowance for loan losses.

The following table sets forth activity in our allowance for loan losses for the periods indicated.

Table 16

	Years Ended December 31,
	2018	2017
	(Dollars in thousands)
Allowance at the beginning of the period	$5,705	$3,980
Charge-offs:
Residential real estate:
Single family	—	(68)
Consumer – non-real estate:
Secured	(44)	(163)

Total charge-offs	(44)	(231)

Recoveries:
Residential real estate:
Single family	—	4
Multifamily	—	—
Commercial real estate:
Owner occupied	—	—
Non-owner occupied	38	39
Construction and Land	—	—
Commercial – non-real estate:
Commercial and industrial	2	2
Consumer – non-real estate:
Unsecured	—	—
Secured	3	26

Total recoveries	43	71

Net charge-offs	(1)	(160)
Provision for loan losses	3,126	1,885

Allowance for loan losses at end of period	$8,830	$5,705

Ratios:
Net charge-offs to average loans outstanding	—	0.03%
Allowance for loan losses to non-performing loans	452.73%	281.04%
Allowance for loan losses to total loans	0.95%	0.86%

Allocation of Allowance for Loan Losses. The following table sets forth the allowance for loan losses allocated by loan category and the percent of the allowance in each category to the total allocated allowance at the dates indicated. The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

Table 17

	At December 31,
	2018			2017
	Allowance for Loan Losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans
Residential Real Estate:
Single family	$981,376	11.11%	15.05%	$742,037	13.01%	17.02%
Multifamily	38,003	0.43%	0.99%	47,293	0.83%	2.02%
Farmland	—	—	0.09%	—	0.00%	—
Commercial Real Estate:
Owner occupied	1,750,342	19.82%	13.11%	915,161	16.04%	15.30%
Non-owner occupied	2,548,257	28.86%	27.62%	1,423,617	24.95%	22.59%
Construction and Land Development	1,468,461	16.63%	19.79%	833,356	14.61%	15.68%
Commercial – Non Real Estate:
Commercial and industrial	1,217,887	13.79%	12.32%	1,002,446	17.57%	13.65%
Consumer – Non Real Estate:
Unsecured	11,662	0.13%	0.15%	9,755	0.16%	0.36%
Secured	814,638	9.23%	10.88%	731,786	12.83%	13.38%

Total	$8,830,626	100.00%	100.00%	$5,705,451	100.00%	100.00%

At December 31, 2018, our allowance for loan losses represented 0.95% of total loans and 452.73% of nonperforming loans. The allowance for loan losses increased to $8.8 million at December 31, 2018 from $5.7 million at December 31, 2017. There were $825 and $160,043 in net loan charge-offs during the years ended December 31, 2018 and December 31, 2017, respectively.

Funding Activities

Deposits are the primary source of funds for lending and investing activities and their cost is the largest category of interest expense. The Company also utilizes brokered deposits as a funding source in addition to customer deposits. Scheduled payments, as well as prepayments, and maturities from portfolios of loans and investment securities also provide a stable source of funds. FHLB advances, other secured borrowings, federal funds purchased, securities sold under agreements to repurchase and other short-term borrowed funds, as well as longer-term debt issued through the capital markets, all provide supplemental liquidity sources. The Company’s funding activities are monitored and governed through the Company’s asset/liability management process.

Deposits

Total deposits increased by $252.5 million from December 31, 2017 to December 31, 2018. Brokered deposits, which are included in the table below, totaled $140.8 million and $102.9 million at December 31, 2018 and December 31, 2017, respectively. The following table presents the Company’s deposits segregated by major category:

Table 18

	At December 31,
	2018			2017
	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate
	(Dollars in thousands)
Deposit type:
Interest-bearing demand	$57,357	7.09%	1.57%	$28,484	5.34%	0.68%
Money market	115,846	14.33%	1.47%	76,732	14.39%	0.74%
Savings and NOW	50,509	6.25%	0.50%	45,777	8.59%	0.40%
Time Deposits	401,259	49.63%	2.01%	249,715	46.84%	1.25%

Interest-bearing deposits	624,971	77.30%	1.75%	400,708	75.16%	1.01%
Non-interest bearing demand	181,098	22.70%		132,394	24.84%

Total deposits	$806,069	100.00%	1.36%	$533,102	100.00%	0.76%

The overall increase in total deposits was driven by an increase in non-interest bearing demand deposits and time deposits. The increase was partially offset by decreases in savings and NOW accounts. Certificates and other time deposits increased from December 31, 2018 compared to December 31, 2017 primarily as a result of an increase in brokered deposits.

At December 31, 2018, the aggregate amount of all our certificates of deposit in amounts greater than or equal to $250,000 was approximately $117.3 million. The following table sets forth the maturity of these certificates as of December 31, 2018.

Table 19

December 31, 2018
(In thousands)
Maturity period:
Three months or less	$7,764
Over three through six months	14,464
Over six through twelve months	64,492
Over twelve months	30,607

Total	$117,327

The following table sets forth all of our time deposits classified by interest rate as of the dates indicated.

Table 20

	At December 31,
	2018	2017
	(In thousands)
Interest Rate Range:
0.01 – 0.99%	$1,910	$39,078
1.00 – 1.99%	87,046	265,115
2.00 – 2.99%	336,989	12,775
3.00 and greater	32,331	—

Total	$458,276	$316,968

The following table sets forth by interest rate ranges information concerning the maturities of our certificates of deposit as of December 31, 2018.

Table 21

	Period to Maturity
	Less Than or Equal to One Year	More Than One to Two Years	More Than Two to Three Years	More Than Three Years	Total	Percent of Total Certificate Accounts
	(Dollars in thousands)
Interest Rate Range:
0.01 – 0.99%	$1,833	$33	$44	$—	$1,910	0.42%
1.00 – 1.99%	71,081	9,478	2,861	3,626	87,046	18.99%
2.00 – 2.99%	260,778	42,984	21,616	11,611	336,989	73.54%
3.00 and greater	752	8,392	9,522	13,665	32,331	7.05%

Total	$334,444	$60,887	$34,043	$28,902	$458,276	100.00%

Borrowed Funds

We may obtain advances from the Federal Home Loan Bank of Richmond upon the security of the common stock we own in that bank and certain of our residential mortgage loans, provided certain standards related to creditworthiness have been met. These advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. Federal Home Loan Bank advances are generally available to meet seasonal and other withdrawals of deposit accounts and to permit increased lending.

At December 31, 2018 and 2017, we were permitted to borrow up to an aggregate total of $264.1 million and $176.3 million, respectively, from the Federal Home Loan Bank of Richmond. There were Federal Home Loan Bank borrowings of $40.0 million and $48.1 million outstanding at December 31, 2018 and 2017. Additionally, we had credit availability of $43.0 million with a correspondent bank for short-term liquidity needs, if necessary. There were borrowings outstanding of $5.6 million at December 31, 2017, under this facility. No borrowings were outstanding at December 31, 2018, under this facility.

The following table shows certain information regarding Federal Home Loan Bank advances at or for the dates indicated:

Table 22

	For the Years Ended December 31,
	2018	2017
	(Dollars in thousands)
Balance at end of period	$40,000	$48,142
Average balance during the period	39,042	42,371
Weighted average interest rate at end of period	2.51%	1.43%
Weighted average interest rate during the period	1.96%	1.06%

On December 30, 2016, the Company completed the issuance of $14.3 million in aggregate principal amount of fixed-to-floating rate subordinated notes in a private placement transaction to various accredited investors. During the first quarter 2017, an additional $700,000 of subordinated notes was issued for a total issuance of $15.0 million. The net proceeds of the offering are intended to support growth and be used for other general business purposes. The notes have a maturity date of December 31, 2026 and have an annual fixed interest rate of 6.25% until December 31, 2021. Thereafter, the notes will have a floating interest rate based on three-month London Interbank Offered Rate (“LIBOR”) rate plus 425 basis points (4.25%) (computed on the basis of a 360-day year of twelve 30-day months) from and including January 1, 2022 to the maturity date or any early redemption date. Interest will be paid semi-annually, in arrears, on July 1 and January 1 of each year during the time that the notes remain outstanding through the fixed interest rate period or earlier redemption date. Interest will be paid quarterly, in arrears, on April 1, July 1, October 1 and January 1 throughout the floating interest rate period or earlier redemption date.

Stockholders’ Equity

Total stockholders’ equity at December 31, 2018 was $121.3 million, an increase of $68.8 million compared to December 31, 2017. Stockholders’ equity increased $52.5 million primarily due to net income during the period as well an over-sold private placement during the third quarter of 2018. In addition, accumulated other comprehensive income decreased $347 thousand, primarily as a result of a decrease in the fair value of investment securities available for sale.

Risk Management

In the normal course of business, the Company encounters inherent risk in its business activities. The Company’s risk management approach includes processes for identifying, assessing, managing, monitoring and reporting risks. Management has grouped the risks facing its operations into the following categories: credit risk, structural interest rate, market and liquidity risk, operational risk, strategic and business risk, and reputational risk. Each of these risks is managed through the Company’s enterprise risk management (“ERM”) program. The ERM program provides the structure and framework necessary to identify, measure, control and manage risk across the organization. ERM is the cornerstone for defining risk tolerance, identifying key risk indicators, managing capital and integrating the Company’s capital planning process with on-going risk assessments and related stress testing for major risks.

The ERM program follows fundamental principles in establishing, executing and maintaining a program to manage overall risks. The Board of Directors is responsible for overseeing the strategic and business plans, the ERM program and framework and the risk tolerance of the Company, approving key risk management policies, overseeing their implementation, and holding executive management accountable for the execution of the ERM program. Under the oversight of the Board of Directors, management is charged with ensuring there is an effective, integrated risk management structure. This incorporates a clearly defined organizational structure, with defined roles and responsibilities for all aspects of risk management and appropriate tools that support the identification, assessment, control and reporting of key risks. Management is also responsible for defining categories of risk pertaining to the operations of the Company and is responsible for ensuring that the risk management framework adequately covers both measurable as well as non-measurable risk. Management prepares risk policies and procedures that clearly delineate the approach to all aspects of risk management through proper documentation and communication through appropriate channels. These risk management policies and procedures are aligned with the Company’s overall business strategies and support the continuous improvement of its risk management. Management and employees within each line of business and support units are the first line of defense in the identification, assessment, mitigation, monitoring and reporting of risks taken by the lines of business, consistent with the Company’s risk tolerance, the current regulatory model for these risks and any material failures that may occur. The lines of business and support units also will have additional infrastructure for certain types of risk embedded in the lines. The risk management organization and other control units serve as the second line of defense and the credit quality review and internal audit functions provide the third line of defense.

Some of the more significant processes used to manage and control these and other risks are described in the remainder of this Registration Statement.

Credit Risk

Credit risk is the most significant risk affecting the organization. Credit risk refers to the potential that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. It can arise from items carried on the balance sheet or in off-balance sheet instruments, customers in the Company’s normal lending activities, and other counterparties. The general definition of credit risk also includes transfer risk. That is, the risk that a particular counterparty cannot honor an obligation because it cannot obtain the currency in which the debt is denominated.

The Company has established the following general practices to manage credit risk:

•	limiting the amount of credit that may be extended to individual borrowers, or on an aggregate basis to certain industries, products or collateral types;

•	providing tools and policies to promote prudent lending practices;

•	developing credit risk underwriting standards, metrics and the continuous monitoring of portfolio performance;

•	assessing, monitoring, and reporting credit risks;

•	periodically reevaluating the Company’s strategy and overall exposure as economic, market and other relevant conditions change; and

•	periodic stress testing

The following discussion presents the principal types of lending conducted by the Company and describes the underwriting procedures and overall risk management of the Company’s lending function.

Management Process

The Company assesses and manages credit risk through a series of policies, processes, measurement systems and controls. The lines of business are responsible for credit risk at the operational day-to-day level. Oversight of the lines of business is provided by the credit risk management department and the appropriate credit committees established within the Company.

The credit risk management department evaluates all loan requests and approves those that meet the Company’s risk tolerance and are in compliance with Company policies and regulatory guidance. The credit risk management department also provides policy, portfolio, and approval data to management to help ensure that there is a common understanding of loan portfolio risk. This is accomplished by developing credit risk underwriting standards, metrics and the continuous monitoring of portfolio performance and assessing whether risk management practices have been carried out in accordance with the Company’s credit risk strategy and policies. Key metrics, trends and issues related to credit risk are presented to the Directors Loan Committee, which contains members of the Board of Directors.

The Company engages a third party to provide an independent review of the Company’s credit quality. The reports generated by the independent review reports are reviewed and approved by the Audit Committee of the Board of Directors. The loan review function is charged with providing the Board of Directors and executive management with independent, objective, and timely assessments of the Company’s portfolio quality, credit policies, and credit risk management process.

Underwriting Approach

The Company’s underwriting approach is designed to define acceptable combinations of specific risk-mitigating features so that the credit relationships are expected to conform to the Company’s risk tolerances. Provided below is a summary of the most significant underwriting criteria used to evaluate new loans and loan renewals.

•

Cashflow and debt service coverage – cash flow adequacy is a necessary condition of creditworthiness, meaning that loans not clearly supported by a borrower’s cash flow should be justified by secondary repayment sources. Cashflow stress testing – all loans are stress tested by increasing the interest rate by 3.0% and determining the impact to cash flow.

•

Secondary sources of repayment – alternative repayment sources are a significant risk-mitigating factor as long as they are liquid, can be easily accessed, and provide adequate resources to supplement the primary cash flow source.

•

Value of any underlying collateral – loans are often secured by the asset being financed. Because an analysis of the primary and secondary sources of repayment is the most important factor, collateral, unless it is liquid, generally does not justify loans that cannot be serviced by the borrower’s normal cash flows.

•

Overall creditworthiness of the customer, taking into account the customer’s relationships, both past and current, with other lenders – the Company’s success depends on building lasting and mutually beneficial relationships with clients, which involves assessing their financial position and background.

•	Level of equity invested in the transactions – in general, borrowers are required to contribute or invest a portion of their own funds prior to any loan advances.

Structural Interest Rate, Market, and Liquidity Risks

Structural interest rate risk arises from the impact on the Company’s banking assets and liabilities due to changes in the interest rate curves in the market, impacting both economic value and net interest income generation. Market risk arises from the movement of market variables that impact the trading book. These variables can include interest rates, foreign exchange rates, and commodity prices, among others. Liquidity risk refers to the possibility that a counterparty or borrower cannot meet its payment commitments without having to resort to borrowing funds under onerous conditions or damaging its image or reputation. See the Market Risk Management and Liquidity sections of Management’s Discussion and Analysis of Financial Condition and Results of Operations herein.

Operational Risk

Operational risk refers to the potential loss resulting from inadequate or failed internal processes, people or systems, or from external events. It includes the current and prospective risk to earnings and capital arising from fraud, error, and the inability to deliver products or services, maintain a competitive position or manage information. Included in operational risk is compliance and legal risk. This refers to the possibility of legal or regulatory sanctions and liabilities, financial loss or damage to reputation the Company may suffer as a result of its failure to comply with all applicable laws, regulations, codes of conduct and good practice standards.

Operational risk is managed by the lines of business and supporting units with oversight by the Operational Risk Committees at the line of business and supporting unit level. The Operational Risk Committees are the key element to monitor operational risk events and the implementation of action plans and controls. Summary reports of these committees’ activities and decisions are provided to executive management.

Strategic and Business Risk

Strategic and business risk refers to the potential of lower earnings generation due to reduced operating income that cannot be offset quickly through expense management. The origin can be either company specific or systemic. Management of these risks is a shared responsibility throughout the organization using the following management processes. An annual business planning process occurs where market, competitive and economic factors that could have a negative impact on earnings are addressed with action plans developed to deal with these factors. Additionally, monthly reporting and analysis at a line of business and support unit level is performed and reviewed.

Reputational Risk

Reputational risk normally results as a consequence of events related to other risks previously discussed. Therefore, an adequate management of all the different financial and non-financial risk is critical to mitigate and control reputational risk. Management of this risk also involves brand management, community involvement and internal and external communication.

Market Risk Management

The effective management of market risk is essential to achieving the Company’s strategic financial objectives. As a financial institution, the Company’s most significant market risk exposure is interest rate risk in its balance sheet; however, market risk also includes product liquidity risk, price risk and volatility risk in the Company’s lines of business. The primary objectives of market risk management are to minimize any adverse effect that changes in market risk factors may have on net interest income, and to offset the risk of price changes for certain assets recorded at fair value.

Interest Rate Market Risk

The Company’s net interest income and the fair value of its financial instruments are influenced by changes in the level of interest rates. The Company manages its exposure to fluctuations in interest rates through policies established by its Asset/Liability Committee. The Asset/Liability Committee meets regularly and has responsibility for approving asset/liability management policies, formulating strategies to improve balance sheet positioning and/or earnings and reviewing the interest rate sensitivity of the Company.

We estimate what our net interest income would be for a 12-month period. We then calculate what the net interest income would be for the same period under different interest rate assumptions. These estimates require certain assumptions to be made, including loan and mortgage-related investment prepayment speeds, reinvestment rates, and deposit maturity and decay rates. These assumptions are inherently uncertain. As a result, no simulation model can precisely predict the impact of changes in interest rates on our net interest income.

The table below sets forth, as of December 31, 2019, the calculation of the estimated changes in our net interest income that would result from changes in market interest rates.

Table 23

Basis Point Change in Interest Rates	Net Interest Income Year 1 Forecast	Year 1 Change From Level
(Dollars in thousands)
+400	$13,553	-6.54%
+300	13,977	-3.61%
+200	14,260	-1.67%
+100	14,507	0.04%
Level	14,501	—
-100	13,798	-4.85%

Economic Value of Equity (“EVE”). We analyze the sensitivity of our financial condition to changes in interest rates through our economic value of equity model. This analysis measures the difference between predicted changes in the fair value of our assets and predicted changes in the present value of our liabilities assuming various changes in current interest rates. The table below represents an analysis of our interest rate risk as measured by the estimated changes in our economic value of equity, resulting from an instantaneous and sustained parallel shift in the yield curve at December 31, 2018.

Table 24

		Estimated Increase (Decrease) EVE		EVE as a Percentage of Fair Value of Assets(3)
Basis Point Change in Interest Rates(1)	Estimated EVE(2)	Amount	Percent	EVE Ratio(4)	Increase (Decrease) Basis Points
(Dollars in thousands)
+400	$113,054	$(20,483)	(15.34)%	11.20%	(110)
+300	119,870	(13,667)	(10.23)%	11.66%	(64)
+200	125,026	(8,511)	(6.37)%	11.94%	(36)
+100	131,812	(1,725)	(1.29)%	12.34%	4
Level	133,537	—	—	12.30%	—
-100	131,073	(2,464)	(1.84)%	11.89%	(41)

(1)	Assumes an immediate uniform change in interest rates at all maturities.
(2)	EVE is the fair value of expected cash flows from assets, less fair value of the expected cash flows arising from our liabilities adjusted for the value of off-balance sheet contracts.
(3)	Fair value of assets represents the amount at which an asset could be exchanged between knowledgeable and willing parties in an arms-length transaction.
(4)	EVE Ratio represents EVE divided by the fair value of assets.

Liquidity Management

Liquidity is the ability of the Company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management involves maintaining the Company’s ability to meet the day-to-day cash flow requirements of its customers, whether they are depositors wishing to withdraw funds or borrowers requiring funds to meet their credit needs. Without proper liquidity management, the Company would not be able to perform the primary function of a financial intermediary and would, therefore, not be able to meet the needs of the communities it serves.

The Company assesses liquidity needs on a daily basis using a sophisticated monitoring system that identifies daily sources and uses for a rolling 30-day period. The Company also assesses liquidity needs under various scenarios of market conditions, asset growth and changes in credit ratings. The assessment includes liquidity stress testing which measures various sources and uses of funds under the different scenarios. The assessment provides regular monitoring of unused borrowing capacity and available sources of contingent liquidity to prepare for unexpected liquidity needs and to cover unanticipated events that could affect liquidity.

The asset portion of the balance sheet provides liquidity primarily through unencumbered securities available for sale, loan principal and interest payments, maturities and prepayments of investment securities held to maturity and, to a lesser extent, sales of investment securities available for sale. Other short-term investments such as federal funds sold, securities purchased under agreements to resell and maturing interest- bearing deposits with other banks, are additional sources of liquidity.

The liability portion of the balance sheet provides liquidity through various customers’ interest-bearing and noninterest-bearing deposit accounts and through FHLB and other borrowings. Brokered deposits, federal funds purchased, securities sold under agreements to repurchase and other short-term borrowings are additional sources of liquidity and, basically, represent the Company’s incremental borrowing capacity. These sources of liquidity are used as necessary to fund asset growth and meet short-term liquidity needs.

In addition to the Company’s financial performance and condition, liquidity may be impacted by the Company’s structure as a bank holding company that is a separate legal entity from the Bank. The Company requires cash for various operating needs that could include payment of dividends to its stockholder, the servicing of debt, and the payment of general corporate expenses. The primary source of liquidity for the Company is dividends paid by the Bank. Applicable federal and state statutes and regulations impose restrictions on the amount of dividends that may be paid by the Bank. In addition to the formal statutes and regulations, regulatory authorities also consider the adequacy of the Bank’s total capital in relation to its assets, deposits and other such items. Any future dividends must be set forth in the Company’s capital plans before any dividends can be paid.

The Company’s ability to raise funding at competitive prices is affected by the rating agencies’ views of the Company’s credit quality, liquidity, capital and earnings. Management meets with the rating agencies on a routine basis to discuss the current outlook for the Company.

Management believes that the current sources of liquidity are adequate to meet the Company’s requirements and plans for continued growth. See Note 10, Borrowed Funds and Note 13, Commitments and Contingencies, in Notes to Consolidated Financial Statements for additional information regarding outstanding balances of sources of liquidity and contractual commitments and obligations.

Off Balance Sheet Arrangements

The following table presents information about the Company’s commitments at December 31, 2018.

Table 25

Commitments

December 31, 2018
(In Thousands)
Commitments to extend credit	$253,036
Standby and commercial letters of credit	712

$253,748

Capital

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The Basel III Capital Rules, a comprehensive capital framework for U.S. banking organizations, became effective for the Company and the Bank on January 1, 2015 (subject to a phase-in period for certain provisions). Under the Basel III rules, the Company must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The capital conservation buffer is being phased in from 0.0% for 2015 to 2.50% by 2019. The capital conservation buffer for 2018 is 1.875% and 1.25% for 2017. Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios of Total capital, Common Equity Tier 1 capital, and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2018, the Company and the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2018 and 2017, the most recent notification from the Federal Reserve Bank of Richmond categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and the Bank must maintain minimum total risk-based, Common Equity Tier 1 risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Company’s and the Bank’s category.

The Company’s and the Bank’s actual regulatory capital amounts and ratios as of December 31, 2018 and 2017 are presented in the table below.

Table 26

	December 31,
	(Dollars In Thousands)
	2018	2017
Capital:
Total capital
Consolidated	$143,728	$88,287
Bank	$142,360	$83,457
Common equity tier 1 capital
Consolidated	$121,621	$68,834
Bank	$133,529	$77,752
Tier 1 capital
Consolidated	$121,254	$68,834
Bank	$133,529	$77,752
Ratios:
Total risk-based capital ratio
Consolidated	13.89%	12.09%
Bank	13.75%	11.43%
Common equity tier 1 risk-based capital ratio
Consolidated	11.75%	9.43%
Bank	12.90%	10.65%
Tier 1 risk-based capital ratio
Consolidated	11.71%	9.43%
Bank	12.90%	10.65%
Leverage ratio
Consolidated	11.30%	9.23%
Bank	12.41%	10.42%

At December 31, 2018, the regulatory capital ratios of the Bank exceed the “well-capitalized” standard for banks as defined in the existing prompt corrective action framework. The Company continually monitors these ratios to ensure that the Bank exceeds this standard.

Effects of Inflation

The majority of assets and liabilities of a financial institution are monetary in nature; therefore, a financial institution differs greatly from most commercial and industrial companies, which have significant investments in fixed assets or inventories that are greatly impacted by inflation. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. Inflation also affects other expenses that tend to rise during periods of general inflation.

Management believes the most significant potential impact of inflation on financial results is a direct result of the Company’s ability to manage the impact of changes in interest rates. Management attempts to maintain a balanced position between rate-sensitive assets and liabilities in order to minimize the impact of interest rate fluctuations on net interest income. However, this goal can be difficult to completely achieve in times of rapidly changing interest rates and is one of many factors considered in determining the Company’s interest rate positioning. The Company is asset sensitive as of December 31, 2018. Refer to Table 23, Net Interest Income Sensitivity, for additional details on the Company’s interest rate sensitivity.

Effects of Deflation

A period of deflation would affect all industries, including financial institutions. Potentially, deflation could lead to lower profits, higher unemployment, lower production and deterioration in overall economic conditions. In addition, deflation could depress economic activity and impair bank earnings through increasing the value of debt while decreasing the value of collateral for loans. If the economy experienced a severe period of deflation, then it could depress loan demand, impair the ability of borrowers to repay loans and sharply reduce bank earnings.

Management believes the most significant potential impact of deflation on financial results relates to the Company’s ability to maintain a high amount of capital to cushion against future losses. In addition, the Company can utilize certain risk management tools to help it maintain its balance sheet strength even if a deflationary scenario were to develop.

Item 3. Properties

As of December 31, 2018, the net book value of our office properties was $11.2 million, and the net book value of our furniture, fixtures and equipment was $2.3 million. The following table sets forth information regarding our offices.

Table 27

Location	Leased or Owned	Year Acquired or Leased	Net Book Value of Real Property
			(In thousands)
Headquarters:
10089 Fairfax Blvd.	Owned	2010	$6,960,775
Fairfax, VA 22030
Other Properties:
Herndon Branch
722 Elden Street	Leased	2004	—
Herndon, VA 20170
Fairfax Branch
4029 Chain Bridge Road	Leased	2006	—
Fairfax, VA 22030
McLean Branch 1354 Old Chain Bridge Road	Owned	2014	1,359,004
McLean, VA 22101
Clarendon Branch 1000 N. Highland Street	Owned	2009	647,108
Arlington, VA 22201
Leesburg Branch 307 E. Market Street	Owned	2017	2,243,523
Leesburg, VA 20176

We believe that current facilities are adequate to meet our present and foreseeable needs, subject to possible future expansion. See Note 8 of Notes to the December 31, 2018, Consolidated Financial Statements, for additional disclosures related to the Company’s properties.

Item 4. Security Ownership of Certain Beneficial Owners and Management

For purposes of the following tables, beneficial ownership has been determined in accordance with Rule 13d-3 of the Exchange Act under which, in general, a person is deemed to be the beneficial owner of a security if he or she has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he or she has the right to acquire beneficial ownership of the security within 60 days of the record date. Except as otherwise noted, the nature of beneficial ownership for shares reported in this table is sole voting and investment power.

The following table sets forth information regarding the beneficial ownership, as of December 31, 2018, of the Company’s common stock by:

•	each director of the Company;

•	each executive officer of the Company; and

•	all current directors and executive officers of the Company as a group.

Name	Amount and Nature of Beneficial Ownership(1)(2)		Percentage of Common Stock Outstanding
Elizabeth S. Bennett	8,880		*
Charles C. Brockett	84,641		1.03%
Thomas J. Chmelik	98,514		1.20%
Jeff W. Dick	146,576		1.79%
Russell Echlov	400	(3)	*
Darrell Green	12,497		*
Paul Thomas Haddock	16,089		*
Patsy I. Rust	17,834		*
Terry M. Saeger	30,010		*
Directors and executive officers as a group (9 persons)	415,144		5.08%

*	Percentage of ownership is less than 1% of the Company’s outstanding shares of common stock.
(1)

Includes shares held directly, as well as shares held in retirement accounts, in a fiduciary capacity, by certain of the individual’s family members, or by trusts of which the individual is a trustee, with respect to which shares the individual may be deemed to have sole or shared voting and/or investment power. [Also includes shares under a power of attorney.]

(2)	Includes unvested restricted shares that may be voted by the following persons:

Name	Amount
Elizabeth S. Bennett	3,756
Charles C. Brockett	14,407
Thomas J. Chmelik	12,922
Jeff W. Dick	4,505
Russell Echlov	—
Darrell Green	6,282
Paul Thomas Haddock	3,064
Patsy I. Rust	3,934
Terry M. Saeger	6,008

(3)	Excludes 785,171 shares held by RMB Capital Management, LLC (see below), as to which Mr. Echlov has no voting or dispositive rights and disclaims beneficial ownership.

The following table sets forth, as of December 31, 2018, certain information as to those persons who were believed to be beneficial owners of more than 5% of the Company’s outstanding shares of Common Stock.

Name and Address Of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Shares of Common Stock Outstanding
Wellington Management Company LLP 280 Congress St. Boston, MA 02210	809,807	9.90%
RMB Capital Management, LLC 115 S. LaSalle Street 34th Floor Chicago, IL 60603	785,171	9.60%
Banc Funds Co. LLC 20 North Wacker Dr. Chicago, IL 60606	611,070	7.47%
EJF Sidecar Fund, Series LLC 2107 Wilson Blvd. Arlington, VA 22201	429,914	5.26%

Item 5. Directors and Executive Officers

The discussion below sets forth information regarding each director of the Company, including his or her age, position on the Board and term of office. With the exception of Mr. Brockett, who was elected a director of the Company and the Bank in January 2017, and Mr. Echlov, who was elected a director of the Company and the Bank in December 2018, all directors have served as directors of the Company since it was formed as the Bank’s holding company in July 2016.

Elizabeth S. Bennett (aka Betsy Johns), 64, has served as a director of the Bank since 2012, and serves as the Company’s audit committee financial expert. Since 2008, she has been a partner and chief financial officer with National Realty Partners LLC, a full service commercial real estate and community association management company located in Herndon, Virginia. She started her career an auditor with Arthur Andersen LLP, eventually moving to the financial consulting arm of the company. After that, she went to Coopers & Lybrand on a project to re-design a client’s financial accounting system. She was one of the first women accepted at The College of the Holy Cross in Worcester, Massachusetts, receiving degrees in economics and accounting.

Ms. Bennett has served her industry as a volunteer throughout her career. She has served as one of two volunteer founders for the Herndon Community Association Coalition (“HCAC”). In addition to her work with the HCAC, Ms. Bennett has remained actively involved with the Community Associations Institute where she is a past chair and current member of the Washington D.C. chapter’s education committee, is a frequent speaker on the Fairfax County Cable TV program, “Your Community, Your Call”, writes for various industry publications and teaches programs to community leaders and professionals in the industry.

Summary of director qualifications for Ms. Bennett – Ms. Bennett was an organizing shareholder of the Bank and joined the Board of the Bank in September 2012. Ms. Bennett has been a supporter of the Bank since it opened its doors in 2004. Ms. Bennett’s past employment in finance and accounting, along with her degree in accounting, provide an experience, background and financial sophistication to serve as our audit committee financial expert. Ms. Bennett has provided financial management services to commercial and residential associations in the Commonwealth of Virginia and the District of Columbia for the past 31 years. We believe that the Board benefits from Ms. Bennett’s strong background in accounting and financial management, her exceptional leadership skills as well as her experience as a co-chair for the Washington D.C. chapter’s education committee. Ms. Bennett continues to drive business opportunities to the Bank with her active involvement in the community and reputation for management and professionalism.

Charles C. Brockett, 55, has served as a director of the Company since January 2017, when he also became President of the Company and the Bank.

Prior to joining the Company, Mr. Brockett was Executive Vice President, Director of Operations at Eagle Bank. Mr. Brockett held this position beginning in November 2014 (following Eagle Bancorp’s completion of its acquisition of Virginia Heritage Bank) until May 2016. In this role, Mr. Brockett had direct oversight responsibility for all of the retail banking operations, deposit and loan operations, information technology, residential lending operations, marketing, customer service, and facilities. His tenure at Virginia Heritage Bank began in 2004 where he was one of the initial founders and worked throughout the entire initial capital raise, regulatory application, and ultimate opening in November of 2005. He served on the board of directors throughout the bank’s existence as well as Chief Financial Officer, and in 2010 assumed the role of Chief Operating Officer. At the time of its acquisition by Eagle Bancorp, Virginia Heritage Bank had grown to approximately $950 million in total assets with five branches.

From 1998 until 2005, Mr. Brockett was Managing Partner of Enterprise Financial Consulting, a Northern Virginia-based financial consulting firm which he founded in 1998. The firm specialized in the areas of accounting, finance and corporate governance such as compliance with the Sarbanes-Oxley Act of 2002. His clients included financial institutions, and technology and other middle market companies.

Summary of director qualifications for Mr. Brockett — Mr. Brockett has spent the majority of his career in banking, having started in 1980 with First Commercial Bank in Arlington, Virginia. He has held positions of increasing responsibility, including residential, consumer and commercial lending, credit management, compliance, enterprise risk management and accounting. In addition to banking, Mr. Brockett spent several years in public accounting/consulting specializing in areas such as internal controls over financial reporting. Mr. Brockett is a licensed Certified Public Accountant in the Commonwealth of Virginia. We believe that Mr. Brockett’s banking career, along with his accounting expertise and his business relationships, will directly benefit his role as an executive officer and director of the Company and the Bank, and prove to be beneficial for the Company and the Bank.

Thomas J. Chmelik, 56, has served as a director of the Bank since 2003. Mr. Chmelik is the Senior Executive Vice President and Chief Financial Officer of the Company and the Bank and joined the Bank in April 2003. From 1998 to 2002, he was the Chief Financial Officer and a director for Millennium Bancshares Corporation and Millennium Bank, N.A. Prior to that, he served as the Chief Financial Officer as part of a World Bank initiative during the restructuring of The National Bank of Commerce, the largest commercial bank in Tanzania, Africa from 1995 to 1998. Mr. Chmelik was the Chief Financial Officer for Colombo Bank in Bethesda, Maryland from 1993 to 1995, and he was the Chief Financial Officer for Franklin National Bank of Washington, D.C. from 1989 to 1993. Mr. Chmelik has a B.A. in accounting from Belmont Abbey College.

Summary of director qualifications for Mr. Chmelik - Mr. Chmelik is a co-founder and organizer of the Bank and currently serves as the Executive Vice President and Chief Financial Officer of the Company and the Bank. Mr. Chmelik has a long and established career working as a Chief Financial Officer in four Washington, D.C. metropolitan area community banks, as well as in Tanzania, Africa. Mr. Chmelik served on the Board of Directors and worked as part of the executive management team for another community bank. Mr. Chmelik consistently drives loan and deposit opportunities to the Bank. We believe Mr. Chmelik’s extensive work as a Chief Financial Officer, combined with his executive management and prior bank board experience, make him a strong contributor to the Board. In addition, Mr. Chmelik has an understanding of corporate governance.

Jeff W. Dick, 58, has served as a director of the Bank since 2003. Mr. Dick is the Chairman and Chief Executive Officer of the Company and the Bank and joined the Bank in April 2003. Mr. Dick also served as President of the Company and the Bank until January 2017 when Mr. Brockett joined the organization. From 1999 until January 2003, he served in various positions at Millennium Bank, N.A., including Executive Vice President and as a member of the board of directors. Prior to this, Mr. Dick was an advisor to the Bank of England and Financial Services Authority from 1996 to 1999. Mr. Dick began his banking career with the Office of the Comptroller of the Currency in 1983 as a Field Examiner, and he became a Field Manager in Washington, D.C. in 1993. Mr. Dick serves on the boards of ICBA Services and ICBA Bancard. He is a Past Chairman and remains a director of the Virginia Association of Community Banks. Mr. Dick is also a member of the Federal Reserve Bank of Richmond Payments Advisory Council, a member of The Clearing House Real Time Payments (RTP) Advisory Committee, and a member of the Federal Delegates Board of the Independent Community Bankers of America. He has a Diploma of the Imperial College London in Management and a B.S.B.A. in both accounting and management from the University of North Dakota. Mr. Dick earned his Executive M.B.A. (with distinction) from the University of London Imperial College of Science, Technology and Medicine.

Summary of director qualifications for Mr. Dick – Mr. Dick is a co-founder and organizer of the Bank. Mr. Dick has served as Chief Executive Officer of the Bank and the Company since their inception. He became the Chairman of the Board and Chair of the Executive Committee of the Bank in 2009 and also serves as Chairman of the Board of the Company. In his role as an Advisor to the Bank of England, he assisted in their efforts to modernize their risk-based approach to banking supervision. Mr. Dick gained valuable banking knowledge through his service as a director, Chief Lending Officer and Executive Vice President of another community bank. We believe that Mr. Dick’s careers in domestic and international risk-based banking supervision and in community banking, along with his education, have directly benefited his role as Chairman of the Board. In addition, Mr. Dick’s business background in the local community, as well as his involvement in civic organizations, has provided him with a strong depth of business contacts which continues to prove to be beneficial for the Bank.

Russell Echlov, 44, has served as a director of the Bank since December 2018. Mr. Echlov is a Senior Portfolio Manager with Mendon Capital Advisors/RMB Capital. Mr. Echlov started his career as an associate at Mendon Capital Advisors Corp in 1997 and worked closely with founder Anton Schutz. In 2001, Mr. Echlov left to gain experience with various investment strategies and worked with firms such as Keefe, Bruyette & Woods, FrontPoint Stadia, Columbia Financial Partners and Spring Hill Capital Partners, LLC. In 2017, Mr. Echlov returned to Mendon Capital Advisors who teamed up with RMB Capital to manage a financial services-focused US equity strategy. Today Mr. Echlov is a Portfolio Manager on Mendon’s domestic strategy and a Senior Portfolio Manager on Mendon Global. Mr. Echlov earned his Bachelor’s degree in Modified Economics and Geography from Dartmouth College.

Summary of director qualifications for Mr. Echlov – Mr. Echlov brings vast industry knowledge working in his position as a Senior Portfolio Manager with Mendon Capital Advisors/RMB Capital. Mr. Echlov’s extensive background in analyzing investment opportunities and following performance across the financial industry for over 20 years has provided him with a strong depth of industry knowledge.

Darrell Green, 59, has served as a director of the Bank since 2013. In 2003,, Mr. Green established Darrell Green Enterprises, Inc., a marketing company that facilitates opportunities for Mr. Green and other athletes. After 20 years with the Washington Redskins, which included seven Pro-Bowl appearances, four NFL Fastest Man Competition titles and three Super Bowls, he became a first ballot inductee into the Pro Football Hall of Fame, Class of 2008, and was officially inducted on August 2nd, 2008.

Mr. Green has received many awards for his accomplishments both on and off the field. He is the founder of the Darrell Green Youth Life Foundation (“DGYLF”), which opens and operates the Darrell Green Youth Life Learning Centers throughout the Washington, D.C. community. The Darrell Green Business Council for Youth was established to bring together business leaders and utilize their expertise in support of DGYLF programs. He has served as a board member for the Baltimore-Washington 2012 Olympic Bid, NFL/NFLPA September 11th Relief Fund, and the Loudoun Education Foundation. Mr. Green completed his Bachelor of Science degree in general studies and social science at St. Paul’s College in Lawrenceville, Virginia. In 1999, Marymount University recognized Mr. Green for his humanitarian endeavors and conferred upon him an honorary Doctorate of Humane Letters degree. In 2002, George Washington University and St. Paul’s College awarded Mr. Green his second and third honorary Doctorate of Humane Letters degrees. He has received a number of awards, including the NFL’s most prestigious Man of the Year award in 1996.

Summary of director qualifications for Mr. Green – Mr. Green was an organizing director and organizing shareholder of the Bank. Mr. Green left the Board shortly after the Bank opened in 2004 for personal reasons and re-joined the Board in April 2013. Mr. Green has been an avid and vocal supporter of MainStreet Bank since it opened its doors in 2004. Mr. Green is an established business and community leader – having been involved with successful businesses as well as humanitarian endeavors. We believe that the Board benefits from Mr. Green’s exceptional ethics and community leadership skills and his strong business and marketing skills.

Paul Thomas Haddock, 79, has served as a director of the Bank since 2003. Mr. Haddock is currently the President of Azure, Inc., a privately held company which he formed in 1984 to assist up-and-coming entrepreneurs and small businesses in developing and implementing effective business models. From 1981 to 1999, he created and managed Vacation Places, a commercial real estate and vacation property management company. Prior to 1981, he was involved in high-tech engineering pursuits at Westinghouse Electric Corporation in Baltimore, Maryland and Scope Inc., in Reston, Virginia. He was employed as an engineer by Westinghouse from 1958 to 1965 working on radar systems and satellites, and he was employed in various engineering and managerial positions at Scope Inc. from 1965 to 1981. Since 1983, Mr. Haddock has served on the boards of directors for seven property associations located in Maryland, Florida and Virginia. He is currently President of the Stuart Professional Village in Herndon, Virginia, Vice President of the Grant Business Center in Herndon, Virginia, and Director at Dulles Crossroads Condominium Association in Herndon, Virginia. He received his B.S. in Electrical Engineering at Johns Hopkins University in 1963. He subsequently received his B.S. in Industrial Engineering in 1964 and a Masters in Liberal Arts degree in 1967 also from Johns Hopkins University.

Summary of director qualifications for Mr. Haddock – Mr. Haddock is a founding director and currently serves as the Vice Chair and Lead Independent Director. Mr. Haddock also serves as Chair of the Loan Committee. Throughout his career, he has invested in land, commercial and residential real estate in the Washington, D.C. metropolitan area. His ownership of real estate has involved considerable risk analysis and the establishment of a measured risk tolerance. Mr.

Haddock has counseled countless entrepreneurs and small business owners over the years to solve problems in many different types of industries. Additionally, he became a trained professional mediator in 1991, and was actively involved in resolving business disputes of all kinds until 2008. We believe that Mr. Haddock’s significant depth of knowledge of the real estate industry has proven to be very beneficial to the Board. In addition, his accumulated knowledge of purchasing, financing, developing, managing and maintaining real properties has proven invaluable to the Loan Committee. Mr. Haddock’s work with small business development and dispute resolution has provided him with an ability to solve problems and search for resolution. Mr. Haddock dedicates significant time and energy to the Board and continues to drive business opportunities to the lending and deposit-gathering staff.

Patsy I. Rust, 77, has served as a director of the Bank since 2008. She was a Senior Vice President with the Bank from its inception until her retirement in September 2008. Prior to joining the Bank, Ms. Rust was involved in business development and management at Millennium Bank, N.A., BB&T, F&M Bank and Bank of the Potomac. Ms. Rust was also a founder and organizer for Bank of the Potomac, where she was responsible for personnel, facilities, marketing, operations and branch management. Ms. Rust has completed continuing education through the American Institute of Banking, the Virginia Bankers Association and the University of Virginia. Ms. Rust has been involved over the past 41 years in numerous civic and charitable organizations in Herndon, Virginia. She was the chairman of the first Herndon Centennial Celebration, Chairman of the Dranesville District Republican Party, received the Woman of the Year award from the Business and Professional Woman’s Club, organized and chaired Sister Cities International of Herndon and has held offices of President and Treasurer in other organizations.

Summary of director qualifications for Ms. Rust – Ms. Rust is a founding shareholder and organizer of the Bank. She joined the Board of the Bank in 2008 and currently serves as Chair of the Audit Committee. Prior to retiring from a 30-year banking career in the Northern Virginia market, Ms. Rust was a major contributing organizer of two de novo community banks and also opened and managed two bank branches. Ms. Rust completed ongoing educational banking courses throughout her career. Ms. Rust was also the owner of a retail business prior to her banking career. Ms. Rust has been a civic leader in the community, and has been active in local charities. We believe Ms. Rust brings a very strong knowledge of branch banking and administration to the Board, which is very important as the Bank continues to grow. Additionally, Ms. Rust brings a very strong banking product and service knowledge, which aids the Bank in shaping its strategic direction. Ms. Rust continues to bring business opportunities to the Bank and is very active in networking with the Company’s employees.

Terry M. Saeger, 57, has served as a director of the Bank since 2011. Mr. Saeger is President of The Saeger Group, LLC, a business consultancy since 2005. He served as Chief Executive Officer Conservation Solutions, Inc., a conservator of art, architecture and artifacts from 2016 to 2017. From 2008 to 2015, Mr. Saeger was also Senior Vice President of Sales, Marketing, Product Management and Business Development at Volt Delta Resources, a division of NewNet Communications. Mr. Saeger was Co-Founder and Chief Operating Officer of BriteMoves, LLC, a business that was focused on delivering advertising media and services, from 2004 to 2007, at which time he sold the business. From 1997 to 2004, Mr. Saeger served in various positions at Convergys Corporation, including Vice President for Client Business Development, Sales, Sales and Marketing, and National Accounts. Mr. Saeger has a B.S. in Industrial Engineering and Management from North Dakota State University and did post-graduate studies in Computer Integrated Manufacturing at Brigham Young University.

Summary of director qualifications for Mr. Saeger – Mr. Saeger joined the Board of the Bank in 2011 and currently serves as the Chair of the Information Technology Committee. Mr. Saeger has over 25 years of experience in technology, sales and management and is focused on building relationships to drive revenues, reduce costs and improve processes to deliver value. He emphasizes integrity and open communication and brings to the Board a wealth of experience in organizational structure, planning and forecasting.

Item 6. Executive Compensation

The following table sets forth summary information concerning compensation for 2018 awarded to, earned by, or paid to Jeff W. Dick, Chairman and Chief Executive Officer, Charles C. Brockett, President, and Thomas J. Chmelik, Executive Vice President and Chief Financial Officer. Messrs. Dick, Brockett and Chmelik received perquisites and other personal benefits in addition to other compensation during the periods stated. The aggregate amounts of these perquisites and other personal benefits for each individual, however, did not exceed $10,000 and, therefore, have been omitted.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Bonus(1) ($)		Stock Awards ($)		Option Awards ($)		Non-Equity Incentive Plan Compensation ($)		Nonqualified Deferred Compensation Earnings ($)		All Other Compensation(2) ($)		Total ($)
Jeff W. Dick Chairman, & Chief Executive Officer	2018 2017	$ $	440,024 385,185	$ $	220,000 150,000	$ $	— —	$	— —	$	— —	$	— —	$	— —	$ $	660,024 535,185
Charles C. Brockett President	2018 2017	$ $	278,278 261,748	$ $	140,000 100,000	$ $	— —	$	— —	$	— —	$	— —		— —	$ $	418,278 361,748
Thomas J. Chmelik Executive Vice President & Chief Financial Officer	2018 2017	$ $	289,458 275,147	$ $	145,000 100,000	$ $	— —	$	— —	$	— —	$	— —	$	— —	$ $	434,458 375,147

(1)

Includes stock awards as follows: Mr. Dick — $110,000 for 2018 and $75,000 for 2017; Mr. Brockett — $140,000 for 2018 and $100,000 for 2017; and Mr. Chmelik — $145,000 for 2018 and $100,000 for 2017. Reflects aggregate grant date fair value of stock awards based upon the stock price on the date of the award in accordance with FASB ASC Topic 718.

(2)	Excludes perquisites, which did not exceed $10,000 for each named executive officer.

The table below includes information with respect to all unvested restricted stock awards held by the named executive officers at December 31, 2018 and 2017.

Outstanding Equity Awards at Fiscal 2018 Year-End

Name	Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (2)
Jeff W. Dick	—	—	—	$—	—	—	$—	4,505	$76,855
Charles C. Brockett	—	—	—	$—	—	—	$—	14,407	$245,783
Thomas J. Chmelik	—	—	—	$—	—	—	$—	12,922	$220,449

(1)	Reflects current ownership of shares of restricted stock granted in 2016, 2017 and 2018 each of which vests in equal increments over a period of three years from the date of grant.
(2)

The amounts in this column represent the fair market value of the restricted stock as of December 31, 2018, based on the closing market price of the Company’s common stock on that date, which was $17.06 per share.

Employment Agreements

The Company and the Bank have entered into employment agreements with our Chief Executive Officer, Chief Financial Officer and President to secure their services in the highly competitive financial institution industry. The agreements are intended to balance each executive’s goals relative to the interests of the Company and its shareholders.

Term. For purposes of this summary, each of the agreements is an “Agreement.” Mr. Dick’s Agreement provides for his employment as Chief Executive Officer of the Bank, Mr. Chmelik’s Agreement provides for his employment as Executive Vice President and Chief Financial Officer of the Bank, and Mr. Brockett’s Agreement provides for his employment as President of the Bank. Each Agreement will automatically renew for successive two-year terms unless sooner terminated or not extended.

Compensation. Under the Agreements, Messrs. Dick, Chmelik and Brockett are entitled to initial base salaries of $367,510, $262,522 and $265,000, respectively, subject to annual review and increases based on each individual’s performance during the preceding year and other relevant factors. Messrs. Dick, Chmelik and Brockett are eligible to receive either an annual cash bonus in an amount, if any, determined by the Board of Directors in its discretion or an annual performance-based incentive bonus under the Company’s executive incentive plan (or any successor plan). Messrs. Dick, Chmelik and Brockett are also eligible to participate in any deferred compensation program, supplemental executive retirement plan or similar plan that the Company may implement for its senior executives.

Under the Agreements, Messrs. Dick, Chmelik and Brockett are entitled to participate in all employee benefit plans and programs available to other executives and in medical, dental, life and disability plans. The Bank is also required to maintain a group term insurance policy on the life of each of Messrs. Dick, Chmelik and Brockett in an amount equal to two times his base salary under the Virginia Bankers Association group term life insurance program.

Under his Agreement, Mr. Brockett was awarded 10,000 shares of Company common stock. These shares will become earned and non-forfeitable at the rate of 20% per year upon the anniversary of the executive’s date of employment with the Bank during periods of continued employment with the Bank; provided that such awards will become immediately vested upon a “Change of Control” (as defined in Mr. Brockett’s Agreement) of the Bank or the Company.

Clawback. In each Agreement, the executive agrees that any incentive compensation (as determined by the Bank) that the executive receives is subject to repayment, or a “clawback,” to the Bank as required by federal law and on such basis as the Bank determines.

Section 409A. It is the intent of the parties that payments and benefits under the Agreements comply with Section 409A of the Internal Revenue Code. The Agreements will be construed in a manner consistent with the requirements for avoiding taxes or penalties under that Section.

Company Guaranty. Notwithstanding anything in the Agreements to the contrary, the Company has guaranteed to make all payments of funds due and payable to each of Messrs. Dick, Chmelik and Brockett as set forth in the Agreements and to perform any and all financial obligations of the Bank set forth in the Agreements to the extent that the Bank may fail to make such payments or perform such obligations. Any payments made by the Company shall be subject to and conditioned upon compliance with applicable federal law and regulations.

Potential Payments Upon Termination or Change of Control. Under each Agreement, if Mr. Dick, Mr. Chmelik or Mr. Brockett is terminated “Without Cause” (as defined in the Agreements) or terminates his employment “For Good Reason” (as defined in the Agreements), whether or not the termination is related to a change of control, then the executive will receive a lump sum payment equal to the greater of: (1) the sum of his then current base salary for one year plus the average of any annual bonus payments made to the executive during the three-year period ending on the date of termination; or (2) the sum of his then current base salary for the balance, if any, of the initial term of the Agreement, plus the average of any annual bonus payments made to the executive during the three-year period ending on the date of termination; or (3) 299% of his “annualized includible compensation for the base period” as defined in Internal Revenue Code Section 280G. In addition, all of the executive’s unvested equity awards previously received as compensation that have not been forfeited, exercised or settled will immediately vest. All other benefits cease upon termination.

If either Mr. Dick, Mr. Chmelik or Mr. Brockett is terminated “For Cause” (as defined in the Agreements) or terminates his employment other than “For Good Reason” (as defined in the Agreements), his compensation and benefits will cease upon termination, provided that the Bank will pay the executive any accrued but unpaid compensation, including any accrued unpaid annual bonus, which otherwise would have been payable to the executive through the date of termination.

Confidentiality; Covenants Not to Compete and Solicit. Each Agreement contains provisions prohibiting Messrs. Dick, Chmelik and Brockett from using, disseminating, disclosing or publishing confidential information about customers, businesses and services of the Bank. Each of Messrs. Dick, Chmelik and Brockett has also agreed that during his employment and for a period of 12 months from and after the date he ceases to be employed by the Bank, he will not (i) be employed by a “Competitive Business” (as defined in the Agreements) within a 35-mile radius of any office operated by the Bank; (ii) solicit any depositors or other customers of the Bank to make deposits in or become customers of any other financial institution conducting a Competitive Business; or (iii) knowingly induce any individuals to terminate their employment with the Bank. If Mr. Dick, Mr. Chmelik or Mr. Brockett violates the confidentiality, non-compete or non-solicitation provisions of his Agreement, then he will not be entitled to receive any additional post-termination compensation payable under his Agreement, and none of his outstanding unvested equity awards will be eligible for accelerated vesting. In addition, if the violation occurs within twelve months following the date of termination, the executive will be required to repay any post-termination compensation received by him under the Agreement and all vested stock previously received as compensation, and any outstanding equity awards previously received as compensation will be forfeited.

2016 Equity Incentive Plan

In 2016, the Board of Directors of the Bank adopted, and the Bank’s shareholders subsequently approved, the MainStreet Bank 2016 Equity Incentive Plan (the “Equity Incentive Plan”), to provide officers, other selected employees and directors of the Bank with additional incentives to promote the growth and performance of the Bank. By approving the Equity Incentive Plan, shareholders provided us with additional flexibility to continue to attract, retain, incent and reward highly qualified personnel by offering a compensation program that is further linked to the performance of our common stock. The Equity Incentive Plan is intended to further align the interests of Equity Incentive Plan participants with the interests of our shareholders by potentially increasing the ownership interests of the participants in the common stock of the Bank.

Subject to permitted adjustments for certain corporate transactions, the Equity Incentive Plan authorizes the issuance of up to 200,000 shares of common stock. Shares of common stock may be issued under the Equity Incentive Plan pursuant to grants of incentive stock options, non-qualified stock options and restricted stock awards. Of this number, the maximum number of shares of common stock that may be issued under the Equity Incentive Plan pursuant to the exercise of stock options is 200,000 shares, reduced by the number of shares issued upon the vesting of restricted stock awards, and the maximum number of shares of common stock that may be issued as restricted stock awards is 200,000 shares, reduced by the number of shares issued upon the exercise of stock options.

The Equity Incentive Plan is administered by the Compensation Committee, who are disinterested board members (the “Committee”). The Committee has full and exclusive power within the limitations set forth in the Equity Incentive Plan to make all decisions and determinations with respect to: (i) selecting participants and granting awards; (ii) establishing the terms and conditions relating to each award; (iii) adopting rules, regulations and guidelines for carrying out the Equity Incentive Plan’s purposes; and (iv) interpreting the provisions of the Equity Incentive Plan.

Pursuant to the reorganization agreement in connection with the Bank’s formation of the Company as its bank holding company, the terms and conditions of the Equity Incentive Plan were converted into and deemed to be the terms and conditions of a substantially identical holding company incentive compensation plan.

Employees and outside directors of the Company or its subsidiaries or any future parent company are eligible to receive awards under the Equity Incentive Plan.

The Committee may determine the type and terms and conditions of awards under the Equity Incentive Plan, which must be set forth in an award agreement delivered to each participant. Awards may be granted as incentive stock options, non-qualified stock options, restricted stock awards or any combination thereof, as follows:

Stock Options. A stock option gives the option recipient the right to purchase shares of common stock at a specified price for a specified period-of-time. The exercise price may not be less than the fair market value of the common stock on the date the stock option is granted.

Stock options are either “incentive” stock options or “non-qualified” stock options. Incentive stock options may provide certain tax advantages for employee recipients and must comply with the requirements of Section 422 of the Internal Revenue Code. Only employees are eligible to receive incentive stock options. Shares of common stock purchased upon the exercise of a stock option must be paid for in full at the time of exercise: (i) either in cash or with stock valued at fair market value as of the day of exercise; (ii) by a “cashless exercise” through a third party; (iii) by a net settlement of the stock option using a portion of the shares issuable as payment of the exercise price of the stock option; (iv) by personal, certified or cashiers’ check; (v) by other property deemed acceptable by the Committee; or (vi) by a combination of the foregoing. Stock options are subject to vesting conditions and restrictions as determined by the Committee.

Restricted Stock. A restricted stock award is a grant of common stock, subject to vesting requirements, to a participant for no consideration or minimum consideration as may be required by applicable law. Restricted stock awards under the Equity Incentive Plan are to be granted only in whole shares of common stock and are subject to vesting conditions and other terms and conditions established by the Committee as set forth in the Equity Incentive Plan or the award agreement. Awards are evidenced by award agreements approved by the Committee, which will set forth the terms and conditions of each award. Unless otherwise determined by the Committee, the recipient of a restricted stock award may exercise any voting rights with respect to common stock subject to an award prior to such award being earned. Unless the Committee determines otherwise, any dividends or distributions declared and paid with respect to shares subject to a restricted stock award will be distributed to the participant within 30 days of the respective dividend payment date, subject to applicable tax withholding; provided, that in the event of the forfeiture of such award, all future dividend rights shall cease.

Prohibition Against Option Repricing. The Equity Incentive Plan provides that neither the Committee nor the Board is authorized to make any adjustment or amendment that reduces or would have the effect of reducing the exercise price of a stock option that has been previously granted unless such action is approved by a vote of the shareholders.

Change in Control. Unless otherwise stated in an award agreement, upon the occurrence of a “Change in Control” (as defined in the Equity Incentive Plan) of the Company or the Bank, all outstanding stock options then held by a participant will become fully exercisable, and all restricted stock awards will be fully earned and vested.

Retirement Benefits

The Company maintains a voluntary, contributory 401(k) plan for employees and, starting January 1, 2010, began providing a company match for employee contributions of 3% of the first 3% of the salary and 0.5% of the next 2% of the salary.

Director Compensation

Our directors are not compensated separately by the Company, but serve on the Board of Directors of and are compensated by the Bank. We do not anticipate paying separate compensation to the Company’s directors until such time as such persons devote significant time to the separate management of our affairs, which is not expected to occur unless we become actively engaged in additional businesses other than holding the stock of the Bank. We may determine that such compensation is appropriate in the future.

During 2018, each non-employee director other than Mr. Echlov received fees in cash, Company common stock, or a combination of both at the director’s election. Directors who are also employed by the Company do not receive any additional compensation from the Company for their services as directors. Compensation for directors Dick, Brockett and Chmelik for their services as executive officers is set forth in the Summary Compensation Table.

Director Summary Compensation Table. The following table sets forth the compensation paid to our non-employee directors for the fiscal year ended December 31, 2018.

Name	Fees Earned or Paid in Cash		Stock Awards(1)	Option Awards	All Other Compensation		Total
Elizabeth S. Bennett	$25,000		$18,417	$—	$—		$43,417
Charles C. Brockett	—		—	—	—		—
Thomas J. Chmelik	—		—	—	—		—
Jeff W. Dick	—		—	—	—		—
Russell Echlov	—	(2)	—	—	—		—
Darrell Green	—		39,159	—	40,800	(3)	79,959
Paul Thomas Haddock	25,000		10,550	—	—		35,550
Patsy I. Rust	25,000		22,128	—	—		47,128
Terry M. Saeger	—		27,325	—	—		27,325

(1)	Reflects aggregate grant date fair value of stock awards based upon the stock price on the date of grant in accordance with FASB ASC Topic 718.
(2)	To avoid the appearance of a conflict of interest, Mr. Echlov has elected not to receive a director’s fee.
(3)	Payments for marketing services to the Bank.

Item 7. Certain Relationships and Related Transactions, and Director Independence

Certain Transactions

A number of our directors, executive officers, and members of their immediate families, as well as organizations with which they are affiliated, were clients of the Bank during 2018. All loans to our related persons—as defined in Instruction 1 to Item 404(a) of Regulation S-K—were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those provided at the time for comparable loans with persons not related to the lender, and did not involve more than the normal risk of collectability or present other unfavorable features.

The Sarbanes-Oxley Act of 2002 generally prohibits a public company from extending or renewing credit or arranging the extension or renewal of credit to an officer or director. However, this prohibition does not apply to loans made by depository institutions, such as the Bank, that are insured by the FDIC and are subject to the insider lending restrictions of the Federal Reserve Board’s Regulation O. Accordingly, we permit our directors and executive officers, their family members and their related interests, to establish and maintain banking and business relationships in the ordinary course of business with the Bank. With respect to lending activities, the Bank has policies governing affiliate and insider lending transactions. These policies prohibit extensions of credit to “insiders,” as defined in the policies, unless the extension of credit:

•

is made in the ordinary course of business on substantially the same terms (including interest rates and collateral) as, and following credit underwriting procedures that are not less stringent than, those prevailing at the time for comparable transactions with members of the general public; and

•	does not involve more than the normal risk of repayment or present other unfavorable features.

Board of Directors Independence

The Board of Directors has reviewed the relationships that each director has with other parties. Only those directors who do not have any of the categorical relationships that preclude them from being independent within the meaning of applicable NASDAQ listing standards and who the Board of Directors affirmatively determines have no relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director are considered to be “independent directors.” The Board of Directors has reviewed a number of factors, including applicable NASDAQ listing standards, to evaluate the independence of each of its members, both as directors and as members of specific Board committees. These factors include its members’ relationships with us and competitors, suppliers and clients; their relationships with management and other directors; the relationships their current and former employers have with us; and the relationships between us and other companies of which our Board members are directors or executive officers. After evaluating these factors, the Board of Directors has determined that all current directors, other than Messrs. Dick, Brocket and Chmelik, are independent directors of the Company within the meaning of applicable NASDAQ listing standards. The Board believes that all members of the compensation, nominating and audit committees are independent under applicable committee independence standards. Independent Board members meet in executive session without management present at least two times during the fiscal year.

Item 8. Legal Proceedings

The nature of the business of the Company and the Bank ordinarily results in a certain amount of claims, litigation, investigations and legal and administrative cases and proceedings, all of which are considered incidental to the normal conduct of business. The Company believes it has meritorious defenses to the claims asserted against it in its currently outstanding legal proceedings and, with respect to such legal proceedings, intends to continue to defend itself vigorously, litigating or settling cases according to management’s judgment as to what is in the best interest of the Company and the Bank.

The Company assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the latest information available. Where it is probable that the Company will incur a loss and the amount of the loss can be reasonably estimated, the Company records a liability in its consolidated financial statements. These legal reserves may be increased or decreased to reflect any relevant developments on a quarterly basis. Where a loss is not probable or the amount of loss is not estimable, the Company does not accrue legal reserves. While the outcome of legal proceedings is inherently uncertain, based on information currently available, advice of counsel and available insurance coverage, the Company’s management believes that it has established appropriate legal reserves. Any liabilities arising from pending legal proceedings are not expected to have a material adverse effect on the Company’s consolidated financial position, consolidated results of operations or consolidated cash flows. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to the Company’s consolidated financial position, consolidated results of operations or consolidated cash flows. For additional information, see Note 25 of Notes to Consolidated Financial Statements.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Market Information

Our common stock is traded on the OTCQB Market, under the symbol “MNSB.” There has been no regular and liquid trading market for the common stock.

We have applied for approval to list shares of our common stock on the Nasdaq Capital Market under our current symbol “[MNSB]” upon effectiveness of this Registration Statement. To list our stock on the Nasdaq Capital Market, we are required to have at least three broker-dealers who will make a market in our common stock. FIG Partners, Keefe, Bruyette & Woods, and Raymond James have advised us that they intend to make a market in our common stock following the offering, but are under no obligation to do so. We cannot assure you that an active trading market will develop for the common stock.

The development of an active trading market depends on the existence of willing buyers and sellers, the presence of which is not within our control, or that of any market maker. The number of active buyers and sellers of the shares of common stock at any particular time may be limited. In addition, our public “float,” which is the total number of our outstanding shares less the shares held by our directors and executive officers, is likely to be quite limited. As a result, it is unlikely that an active trading market for our common stock will develop or that, if it develops, it will continue. Under such circumstances, shareholders could have difficulty selling their shares of common stock on short notice, and, therefore, shareholders should not view the shares of common stock as a short-term investment.

Holders

At December 31, 2018 the Company had approximately 386 shareholders of record.

Dividends

To date, we have not paid a cash dividend on our common stock. Holders of our common stock are only entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available for dividends. As the Company is a bank holding company and does not engage directly in business activities of a material nature, its ability to pay dividends on our common stock will depend, in large part, upon the receipt of dividends from the Bank. Any future determination relating to our dividend policy will be made by the Board of Directors and will depend on a number of factors, including general and economic conditions, industry standards, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, our ability to service debt obligations senior to our common stock, banking regulations, contractual, legal, tax and regulatory restrictions, and limitations on the payment of dividends by the Company to its shareholders or by the Bank, and such other factors as the Board of Directors may deem relevant.

A discussion of applicable regulatory restrictions on dividends by the Company and the Bank is provided in Item 1 (“Business”) under “Supervision, Regulation and Other Factors – Payment of Dividends.” See also Note 15 to Consolidated Financial Statements.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides information concerning securities authorized for issuance under equity compensation plans, the weighted average price of such securities and the number of securities remaining available for future issuance, as of December 31, 2018.

Equity Compensation Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights (1)	Number of securities remaining and available for future issuance (2)
Plans approved by shareholders	133,869	$—	92,228
Plans not approved by shareholders	—	$—	—

Total	133,869	$—	92,228

(1)	Restricted stock shares were not included when calculating the weighted-average exercise price.
(2)

Remaining shares available for issuance are 92,228 shares under the 2016 Equity Incentive Compensation Plan. Shares remaining to be issued subsequent to December 31, 2018 under the 2016 Incentive Plan include shares that can be issued either as a restricted stock grant or upon exercise of stock options.

Item 10. Recent Sales of Unregistered Securities

Set forth below is information concerning sales of securities by the Company during the past 3 years that were not registered under the Securities Act.

At the 2016 Annual Meeting, the shareholders of the Bank approved an Agreement and Plan of Reorganization and a related Plan of Share Exchange between the Bank and the Company pursuant to which the Bank became a wholly-owned subsidiary of the Company and each outstanding share of the Bank’s common stock was automatically exchanged for one share of the Company’s common stock. Upon consummation of the share exchange, the Company had no significant assets other than securities of the Bank. The Bank’s shareholders received, after the reorganization, the same proportional share interests in the Company as they held in the Bank. The rights and interests of shareholders in the Company are substantially the same as those of shareholder previously in the Bank. Upon completion of the reorganization, the Company had substantially the same assets and liabilities, on a consolidated basis, as the Bank had prior to the transaction. The effective date of the reorganization was July 15, 2016. The Company relied upon the exemption from registration under Section 3(a)(12) of the Securities Act. No commissions were paid in connection with the reorganization.

On December 30, 2016, the Company issued and sold $14,300,000 in aggregate principal amount of fixed-to-floating rate subordinated notes in a private placement transaction to accredited investors. The Company relied upon the exemption from registration under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. Sales commissions of $198,250 were paid to FIG Partners, LLC, the sole placement agent. See Note 23 of Notes to Consolidated Financial Statements.

On October 24, 2017, the Company issued and sold 1,150,000 shares of common stock at $16.00 per share, for a total of $18,400,000, to accredited investors. The Company relied upon the exemption from registration under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. Sales commissions of $287,360 were paid to FinPro Capital Advisors, Inc., the sole placement agent. See Note 22 of Notes to Consolidated Financial Statements.

On August 24, 2018, the Company issued and sold 2,368,421 shares of common stock at $19.00 per share, for a total of $49,999,999, to accredited investors. The Company relied upon the exemption from registration under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. Sales commissions of $1,899,212 were paid to FIG Partners, LLC, the sole placement agent. See Note 22 of Notes to Consolidated Financial Statements.

In 2016, the Board of Directors of the Bank and the Bank’s shareholders approved the MainStreet Bank 2016 Equity Incentive Plan (the “Plan”), to provide officers, other selected employees and directors with additional incentives to promote growth and performance. The terms and conditions of the Plan were subsequently converted into and deemed to be the terms and conditions of a substantially identical Company incentive compensation plan. To date, a total of 132,690 shares of restricted common stock have been awarded under the Plan, of which awards for 40,692 shares have vested. The Bank relied on the exemption from registration under Section 3(a)(2) of the Securities Act. The Company relied upon the exemption from registration under Rule 701 promulgated under the Securities Act. See Note 17 of Notes to Consolidated Financial Statements. Upon effectiveness of this Registration Statement, the Company will register with the SEC (on a Registration Statement on Form S-8 to be filed under the Securities Act) the shares of common stock that would then be issuable under the Plan.

Item 11. Description of Registrant’s Securities to be Registered

Common Stock

Our articles of incorporation authorize 10,000,000 shares of common stock, par value $4.00 per share. As of December 31, 2018, a total of 8,177,979 shares of common stock were issued and outstanding. Our Board of Directors may issue shares of our common stock from time to time for such consideration as the Board may deem advisable without further shareholder approval, subject to the maximum number of authorized shares provided in our articles of incorporation. Our common stock is non-withdrawable capital, is not an insurable account and is not insured by the FDIC.

Dividend Rights

We may pay dividends as declared from time to time by the Board of Directors out of funds legally available for the payment of dividends, subject to certain restrictions imposed by federal and state laws. The holders of common stock are entitled to receive and share equally in any dividends as may be declared by the Board of Directors.

Voting Rights

In all elections of directors, each shareholder has the right to cast one vote for each share of common stock owned by him or her and is entitled to vote for as many persons as there are directors to be elected. Our shareholders do not have cumulative voting rights. On any other question to be determined by a vote of shares at any meeting of shareholders, each shareholder shall be entitled to one vote for each share of common stock owned by him or her and entitled to vote. Unless otherwise required by the Virginia Stock Corporation Act or our articles of incorporation, one-third of the votes entitled to be cast on a matter by a voting group at a shareholder meeting shall constitute a quorum.

Preemptive Rights

Holders of our common stock have no preemptive rights.

Calls and Assessments

All common stock outstanding is fully paid and nonassessable.

Liquidation Rights

Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, holders of our common stock are entitled to share ratably, after satisfaction in full of all of our liabilities (including deposit liabilities), in all of our remaining assets available for distribution. If preferred stock is issued, holders of preferred stock may have a priority over the holders of the Company’s common stock in the event of liquidation or dissolution.

Preferred Stock

The Company’s articles of incorporation vest in the Board of Directors the authority to issue up to 2,000,000 shares of preferred stock in one or more series and, to the extent permitted by law, fix and determine the preferences, limitations and relative rights of the shares of any series so established. These provisions give the Board of Directors the flexibility, at any time or from time to time, without further shareholder approval (except as may be required by applicable laws, regulatory authorities or the rules of any stock exchange on which the Company’s common stock is then listed), to create one or more series of preferred stock and to determine the terms of each such series by adopting an amendment of the articles of incorporation. Holders of our preferred stock would have no preemptive rights. No shares of preferred stock are issued and outstanding.

Transfer Agent

American Stock Transfer & Trust Co. serves as our registrar and transfer agent.

Provisions That May Affect Change of Control

Our articles of incorporation and the Virginia Stock Corporation Act contain certain provisions designed to enhance the ability of the Board of Directors to deal with attempts to acquire control of the Company. These provisions and the ability to set the voting rights, preferences and other terms thereof may be deemed to have an anti-takeover effect and may discourage takeover attempts which have not been approved by the Board (including takeovers which certain shareholders may deem to be in their best interest). To the extent that such takeover attempts are discouraged, temporary fluctuations in the market price of our common stock resulting from actual or rumored takeover attempts may be inhibited. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even though such transaction may be favorable to the interests of shareholders, and could potentially adversely affect the market price of our common stock.

The following briefly summarizes protective provisions that are contained in our articles of incorporation or provided by the Virginia Stock Corporation Act. This summary is necessarily general and is not intended to be a complete description of all the features and consequences of those provisions and is qualified in its entirety by reference to our articles of incorporation and the Virginia Stock Corporation Act.

Supermajority Approval of Certain Actions. Our articles of incorporation require a supermajority of 80% or more of all votes entitled to be cast for shareholder approval of certain actions, unless at least two-thirds of the Board of Directors has approved and recommended the action. Items subject to this supermajority provision include amendments of our articles of incorporation, approval of plans of merger or share exchange, asset sales of all or substantially all of the Company’s assets other than in the regular course of business, and plans of dissolutions. If at least two-thirds of our Board of Directors has approved and recommended one of the above actions, a simple majority vote is required to approve the matter.

Staggered Board of Directors. According to our bylaws, our Board of Directors must have a minimum of five members and a maximum of 15 members. Our Board consists of three groups each of which serves three-year terms, with the term of office of one group expiring each year. According to our articles of incorporation and bylaws, a director may be removed with or without cause by the affirmative vote of a majority in interest of shareholders present at a meeting where a quorum is in attendance.

Authorized Shares of Preferred Stock. The Company is unable to determine the effects of any future issuance of a series of preferred stock on the rights of its shareholders until the Board of Directors determines the rights of the holders of such series. However, such effects might include: (i) a preference in the payment of dividends to holders of preferred stock; (ii) dilution of voting power in the unlikely event that the holders of shares of preferred stock are given voting rights; (iii) dilution of the equity interests and voting power of holders of common stock if the preferred stock is converted into common stock; (iv) a liquidation preference above the holders of common stock; and (v) prevention of mergers with or business combinations by the Company and discouragement of possible tender offers for shares of the Company’s common stock.

Virginia Stock Corporation Act. Articles 14 and 14.1 of the Virginia Stock Corporation Act contain provisions regarding affiliated transactions and control share acquisitions. Both the affiliated transactions statute and the control share acquisitions statute apply to Virginia corporations with more than 300 shareholders of record. As of December 31, 2018, we had 386 shareholders of record. While Articles 14 and 14.1 of the Virginia Stock Corporation Act do not currently apply to the Company, at such time as the number of our shareholders of record exceeds 300, these provisions could have an anti-takeover effect, thereby reducing the control premium that might otherwise be reflected in the value of our common stock. Although Virginia corporations are permitted to opt out of these provisions, we have not done so. Below is a summary of the key provisions of these Articles. You should read the actual provisions of the Virginia Stock Corporation Act for a complete understanding of the restrictions that these provisions place on affiliated transactions and control share acquisitions.

Affiliated Transactions Statute. Article 14 of the Virginia Stock Corporation Act governs “affiliated transactions,” or transactions between a Virginia corporation and an “interested shareholder.” “Interested shareholders” are holders of more than 10% of any class of a corporation’s outstanding voting shares. Subject to certain exceptions discussed below, the affiliated transactions statute requires that, for three years following the date upon which any shareholder becomes an interested shareholder, any affiliated transaction must be approved by the affirmative vote of holders of two-thirds of the outstanding shares of the corporation entitled to vote, other than the shares beneficially owned by the interested shareholder, and by a majority (but not less than two) of the “disinterested directors.” The affiliated transactions statute defines a disinterested director as a member of a corporation’s board of directors who either (i) was a member before the later of January 1, 1988 or the date on which an interested shareholder became an interested shareholder or (ii) was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the disinterested directors then on the corporation’s board of directors. At the expiration of the three-year period after a shareholder becomes an interested shareholder, these provisions require that any affiliated transaction be approved by the affirmative vote of the holders of two-thirds of the outstanding shares of the corporation entitled to vote, other than those beneficially owned by the interested shareholder.

The principal exceptions to the special voting requirement apply to affiliated transactions occurring after the three-year period has expired and require either that the affiliated transaction be approved by a majority of the corporation’s disinterested directors or that the transaction satisfy specific statutory fair price requirements. In general, the fair price requirements provide that the shareholders must receive for their shares the higher of: the highest per share price paid by the interested shareholder for his or its shares during the two-year period prior to becoming an interested shareholder, or the fair market value of the shares. The fair price requirements also require that, during the three years preceding the announcement of the proposed affiliated transaction, all required dividends have been paid and no special financial accommodations have been accorded the interested shareholder, unless approved by a majority of the disinterested directors.

Control Share Acquisitions Statute. With specific enumerated exceptions, Article 14.1 of the Virginia Stock Corporation Act applies to acquisitions of shares of a corporation which would result in an acquiring person’s ownership of the corporation’s shares entitled to be voted in the election of directors falling within any one of the following ranges: 20% to 33 1/3%, 33 1/3% to 50% or 50% or more. Shares that are the subject of a control share acquisition will not be entitled to voting rights unless the holders of a majority of the “disinterested shares” vote at an annual or special meeting of shareholders of the corporation to accord the control shares with voting rights. Disinterested shares are those outstanding shares entitled to be voted that are not owned by the acquiring person or by officers and inside directors of the target company. Under specific circumstances, the control share acquisitions statute permits an acquiring person to call a special shareholders’ meeting for the purpose of considering granting voting rights to the holders of the control shares. As a condition to having this matter considered at either an annual or special meeting, the acquiring person must provide shareholders with detailed disclosures about his or its identity, the method and financing of the control share acquisition and any plans to engage in specific transactions with, or to make fundamental changes to, the corporation, its management or business. Under specific circumstances, the control share acquisitions statute grants dissenters’ rights to shareholders who vote against granting voting rights to the control shares. Among the acquisitions specifically excluded from the control share acquisitions statute are acquisitions which are a part of certain negotiated transactions to which the corporation is a party and which, in the case of mergers or share exchanges have been approved by the corporation’s shareholders under other provisions of the Virginia Stock Corporation Act.

Item 12. Indemnification of Directors and Officers

As permitted by the Virginia Stock Corporation Act, our articles of incorporation contain provisions that indemnify our directors and officers to the full extent permitted by Virginia law and eliminate the personal liability of our directors and officers for monetary damages to us or our shareholders for breach of their fiduciary duties except to the extent that the Virginia Stock Corporation Act prohibits indemnification or elimination of liability. These provisions do not limit or eliminate the rights of us or any shareholder to seek an injunction or any other non-monetary relief in the event of a breach of a director’s or officer’s fiduciary duty. Furthermore, these provisions apply only to claims against a director or officer arising out of his or her role as a director or officer and do not relieve a director or officer from liability if he or she engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law. In addition, our articles of incorporation provide for the indemnification of both directors and officers for expenses that they incur in connection with the defense or settlement of claims asserted against them in their capacities as directors and officers. This right of indemnification extends to judgments or penalties assessed against them. We have limited our exposure to liability for indemnification of directors and officers by purchasing directors’ and officers’ liability insurance coverage.

The rights of indemnification provided in our articles of incorporation are not exclusive of any other rights that may be available under any insurance or other agreement, by vote of shareholders or disinterested directors or otherwise.

Item 13. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

MainStreet Bancshares, Inc.

Fairfax, Virginia

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MainStreet Bancshares, Inc. and its subsidiary (the Company) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Yount, Hyde & Barbour, P.C.

We have served as the Company’s auditor since 2008.

Richmond, Virginia
February 15, 2019

MainStreet Bancshares Inc.

Consolidated Balance Sheets

December 31,	2018	2017
ASSETS
Cash and cash equivalents
Cash and due from banks	$27,886,426	$37,492,616
Federal funds sold	30,190,000	—

Total cash and cash equivalents	58,076,426	37,492,616
Investment securities available for sale, at fair value	55,979,182	51,314,180
Investment securities held to maturity (fair value of $26,232,199 and $27,903,552, respectively)	26,177,751	27,516,929
Restricted equity securities, at cost	5,893,700	4,241,250
Loans, net of allowance for loan losses of $8,830,626 and $5,705,451, respectively	917,125,293	654,339,234
Premises and equipment, net	14,221,929	13,964,889
Accrued interest and other receivables	5,148,396	3,849,266
Bank owned life insurance	14,064,039	13,636,598
Other assets	3,926,447	1,596,521

Total Assets	$1,100,613,163	$807,951,483

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Non-interest bearing deposits	$211,748,773	$171,571,856
Interest bearing demand deposits	60,588,274	48,432,354
Savings and NOW deposits	51,370,951	47,855,384
Money market deposits	138,152,451	82,827,995
Time deposits	458,276,310	316,967,721

Total deposits	920,136,759	667,655,310
Federal Home Loan Bank advances	40,000,000	48,141,666
Other borrowings	—	5,638,000
Subordinated debt	14,776,300	14,747,525
Other liabilities	4,449,175	2,967,800

Total Liabilities	979,362,234	739,150,301
Stockholders’ Equity:
Preferred stock, $1.00 par value. Authorized 2,000,000 shares; no shares issues and outstanding for December 31, 2018 and 2017.	—	—
Common stock, $4.00 par value. (Authorized 10,000,000 shares; issued and outstanding 8,177,978 shares (including 133,869 nonvested shares) for December 31, 2018 and 5,471,892 shares (including 111,358 nonvested shares) for December 31, 2017	32,176,436	21,442,136
Capital surplus	74,255,935	35,692,805
Retained earnings	15,185,475	11,685,788
Accumulated other comprehensive loss	(366,917)	(19,547)

Total Stockholders’ Equity	121,250,929	68,801,182

Total Liabilities and Stockholders’ Equity	$1,100,613,163	$807,951,483

The accompanying notes are an integral part of these consolidated financial statements.

MainStreet Bancshares Inc.

Consolidated Statements of Income

Years Ended December 31,	2018	2017
INTEREST INCOME:
Interest and fees on loans	$41,269,922	$25,080,364
Interest on investment securities	1,470,476	1,576,130
Interest on federal funds sold	1,095,302	297,159

Total interest income	43,835,700	26,953,653
INTEREST EXPENSE:
Interest on interest bearing demand deposits	900,183	193,795
Interest on savings and NOW deposits	250,686	182,417
Interest on money market deposits	1,707,893	565,304
Interest on other time deposits	8,065,222	3,114,234
Interest on Federal Home Loan Bank advances and other borrowings	776,111	451,912
Subordinated debt interest expense	966,275	963,567

Total interest expense	12,666,370	5,471,229

Net interest income	31,169,330	21,482,424
Provision for loan losses	3,126,000	1,885,000

Net interest income after provision for loan losses	28,043,330	19,597,424
NON-INTEREST INCOME:
Deposit account service charges	1,103,450	836,401
Other loan fees	506,785	445,659
Bank owned life insurance income	427,440	434,751
Other operating income	1,200,873	560,680

Total non-interest income	3,238,548	2,277,491
NON-INTEREST EXPENSES:
Salaries and employee benefits	11,844,681	9,652,288
Occupancy expenses	735,858	605,444
Furniture and equipment expenses	1,858,754	1,271,760
Advertising and marketing	614,373	264,345
Outside services	838,544	663,036
Franchise tax	684,573	451,014
FDIC insurance	733,556	431,696
Data processing	811,065	742,380
Loss on sale of other real estate owned	—	50,735
Other operating expenses	1,857,692	1,525,452

Total non-interest expenses	19,979,096	15,658,150

INCOME BEFORE INCOME TAXES	11,302,782	6,216,765

Income tax expense	2,093,598	2,334,555

NET INCOME	$9,209,184	$3,882,210

Net income per common share, basic and diluted (1)	$1.38	$0.81
Weighted average number of shares, basic and diluted (1)	6,652,979	4,778,748

(1)	All share and per share amounts for 2018 and 2017 reflect the effect of the 5% stock dividend on April 30, 2018.

The accompanying notes are an integral part of these consolidated financial statements.

MainStreet Bancshares Inc.

Consolidated Statements of Comprehensive Income

Year Ended December 31,	2018	2017
Net income	$9,209,184	$3,882,210
Other comprehensive income (loss), net of tax:
Unrealized securities gains (losses) arising during period (net of tax (benefit), ($102,714) and $86,475, respectively)	(375,550)	167,864
Add: reclassification adjustment for amortization of unrealized losses on securities transferred from available for sale to held to maturity (net of tax, $7,491 and $12,356, respectively)	28,180	23,986

Other comprehensive income (loss)	(347,370)	191,850

Comprehensive income	$8,861,814	$4,074,060

The accompanying notes are an integral part of these consolidated financial statements.

MainStreet Bancshares Inc.

Consolidated Statements of Changes in Stockholders’ Equity

	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
Balance at December 31, 2016	$16,650,188	$22,152,193	$7,800,365	$(208,184)	$46,394,562

Proceeds from sale of common stock, net of offering costs	4,600,000	13,215,583	—	—	17,815,583
Vesting of restricted stock grants	191,948	(191,948)	—	—	—
Stock based compensation expense	—	516,977	—	—	516,977
Net income	—	—	3,882,210	—	3,882,210
Reclassification of stranded tax effects from change in tax rate	—	—	3,213	(3,213)	—
Other comprehensive income	—	—	—	191,850	191,850

Balance at December 31, 2017	$21,442,136	$35,692,805	$11,685,788	$(19,547)	$68,801,182

Proceeds from sale of common stock, net of offering costs	9,473,684	33,238,174	—	—	42,711,858
Vesting of restricted stock grants	182,076	(182,076)	—	—	—
Stock dividend	1,078,540	4,624,241	(5,702,781)	—	—
Cash in lieu of fractional shares	—	—	(6,716)	—	(6,716)
Stock based compensation expense	—	882,791	—	—	882,791
Net income	—	—	9,209,184	—	9,209,184
Other comprehensive loss	—	—	—	(347,370)	(347,370)

Balance at December 31, 2018	$32,176,436	$74,255,935	$15,185,475	$(366,917)	$121,250,929

The accompanying notes are an integral part of these consolidated financial statements.

MainStreet Bancshares Inc.

Consolidated Statements of Cash Flows

Year Ended December 31,	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$9,209,184	$3,882,210
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization, and accretion, net	1,669,176	1,304,248
Deferred income tax benefit	(1,035,922)	(266,465)
Loss on sale of other real estate owned	—	50,735
Loss on disposal of fixed assets	108,896	—
Provision for loan losses	3,126,000	1,885,000
Stock based compensation expense	882,791	516,977
Income from bank owned life insurance	(427,441)	(434,751)
Subordinated debt amortization expense	28,775	28,775
Changes in assets and liabilities
Increase in accrued interest and other receivables	(1,299,130)	(1,588,140)
Increase in other assets	(1,152,349)	(77,593)
Increase in other liabilities	1,481,375	1,428,623

Net cash provided by operating activities	12,591,355	6,729,619

CASH FLOWS FROM INVESTING ACTIVITIES:
Maturity of investment securities available for sale	115,000,000	68,000,000
Purchase of investment securities available for sale	(124,915,307)	(85,330,015)
Payments on investment securities available for sale	4,254,020	2,338,964
Purchase of investment securities held to maturity	(500,000)	—
Principal paydowns, calls, maturities on held to maturity	1,655,000	—
Proceeds from sale of other real estate owned	—	83,724
Proceeds from sale of premises and equipment	31,000	—
Net increase in loan portfolio	(265,912,059)	(192,298,489)
Increase in bank owned life insurance	—	(3,000,000)
Purchase of restricted stock	(6,162,850)	(1,452,950)
Redemption of restricted stock	4,510,400	638,000
Purchase of premises and equipment	(1,374,674)	(2,478,231)

Net cash used in investing activities	(273,414,470)	(213,498,997)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in non-interest bearing deposits	40,176,917	65,521,354
Net increase in interest bearing demand, savings and time deposits	212,304,532	128,567,219
Net increase in subordinated debt	—	700,000
Net proceeds from sale of common stock, net of offering costs	42,711,858	17,815,583
Cash paid in lieu of fractional shares	(6,716)	—
Net increase (decrease) in Federal Home Loan Bank advances and other borrowings	(13,779,666)	13,588,000

Net cash provided by financing activities	281,406,925	226,192,156

NET INCREASE IN CASH AND CASH EQUIVALENTS	20,583,810	19,422,778
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	37,492,616	18,069,838

CASH AND CASH EQUIVALENTS, END OF YEAR	$58,076,426	$37,492,616

Supplemental Disclosure of Cash Flow Information
Income taxes paid	$2,620,040	$1,853,003
Interest paid	$12,067,737	$5,237,086
Net unrealized gain (loss) on securities available for sale	$(489,025)	$254,353

The accompanying notes are an integral part of these consolidated financial statements.

MainStreet Bancshares Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

Note 1—ORGANIZATION

MainStreet Bancshares Inc. (the “Company”) is a bank holding company incorporated under the laws of the Commonwealth of Virginia whose principal activity is the ownership and management of MainStreet Bank. On May 18, 2016, the shareholders of MainStreet Bank (the “Bank”) approved a Reorganization Agreement and Plan of Share Exchange (“Reorganization”) whereby the Bank would reorganize into a holding company structure. The Plan of Share Exchange called for each outstanding share of Bank common stock to be automatically converted into and exchanged for one share of the Company’s common stock, and the common shareholders of the Bank would become the common shareholders of the Company on the effective date of the Reorganization. The Company is authorized to issue 10,000,000 shares of common stock with a par value of $4.00 per share. Additionally, the Company is authorized to issue 2,000,000 shares of preferred stock at a par value $1.00 per share. There is currently no preferred stock outstanding. There are no plans currently nor does the Board of Directors of the Company anticipate any need in the foreseeable future to issue shares of preferred stock.

On July 15, 2016, the Reorganization became effective, and the Bank became a wholly-owned subsidiary of the Company. The holding company is regulated under the Bank Holding Company Act of 1956, as amended (“BHC Act”) and is subject to inspection, examination, and supervision by the Federal Reserve Board.

MainStreet Bank is headquartered in Fairfax, Virginia where it also operates a branch. The Bank was incorporated on March 28, 2003 and received its charter from the Bureau of Financial Institutions of the Commonwealth of Virginia (the “Bureau”) on March 16, 2004. The Bank commenced regular operations on May 26, 2004 and is supervised by the Bureau and the Federal Reserve Bank of Richmond. The Bank is a member of the Federal Reserve System and the Federal Deposit Insurance Corporation. The Bank places special emphasis on serving the needs of individuals, and small and medium-sized business and professional concerns in the Washington, D.C. metropolitan area.

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting – The accounting and reporting policies of the Bank conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry.

Principles of consolidation – The accompanying consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and cash equivalents – For the purpose of presentation in the Statements of Cash Flows, the Bank has defined cash and cash equivalents as those amounts included in the balance sheet captions “Cash and due from banks” and “Federal funds sold.”

Investment securities – The Bank’s investment securities are classified as either held to maturity, available for sale or trading. At December 31, 2018 and December 31, 2017, the Bank held approximately $26.2 million and $27.5 million, respectively, in securities classified as held to maturity. The Bank held no securities classified as trading. Municipal securities that were originally purchased as available for sale were transferred to held to maturity during 2013. The unrealized loss on the securities transferred to held to maturity is being amortized over the expected life of the securities. At December 31, 2018 and December 31, 2017, the unamortized unrealized loss was $109,420 and $145,091, respectively, before tax, and remains in accumulated other comprehensive income (loss), net of tax.

Securities which are not classified as held to maturity or trading are classified as securities available for sale. Securities available for sale are reported at fair value. Any unrealized gain or loss, net of applicable income taxes, is reported as a separate addition to or reduction from stockholders’ equity. Gains and losses arising from the sale of securities available for sale are recognized based on the specific identification method on a trade-date basis and included in results of operations.

Securities held to maturity includes securities purchased with the ability and positive intent to hold to maturity. Debt securities are stated at historical cost adjusted for amortization of premiums and accretion of discount. Any investment security, for which there has been a value impairment deemed by management to be other than temporary, is written down to its estimated market value or fair value with a charge to current operations.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In determining whether other-than-temporary impairment exists, management considers many factors, including (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) whether the Bank intends to sell the security, whether it is more likely than not that the Bank will be required to sell the security before recovery of its amortized cost basis, and whether the Bank expects to recover the security’s entire amortized cost basis. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Restricted equity securities consist of the Federal Reserve Bank and Federal Home Loan Bank of Atlanta (“FHLB”) stock in the amount of $3,340,000 and $2,426,900 respectively, as of December 31, 2018, compared to $1,550,150 and $2,564,300, respectively, as of December 31, 2017. Restricted equity securities also consisted of $126,800 in Community Bankers Bank stock at December 31, 2018 and December 31, 2017. This restricted stock is recorded at cost because its ownership is restricted and it lacks a market for resale. The Bank is required to maintain Federal Reserve Bank stock at a level of 6% of capital and surplus. The FHLB requires the Bank to maintain stock, at a minimum, in an amount equal to 4.5% of outstanding borrowings and 0.20% of total assets. When evaluating restricted stock for impairment, its value is based on ultimate recoverability of the par value rather than by recognizing temporary declines in value. The Bank does not consider these investments to be other than temporarily impaired at December 31, 2018 or December 31, 2017 and no impairment has been recognized.

Loans – The Bank makes commercial and consumer loans to customers. Our recorded investment in loans that management has the intent and ability to hold for the foreseeable future, or until maturity or pay-off, generally are reported at their unpaid principal balances adjusted for charge-offs, unearned discounts, any deferred fees or costs on originated loans, and the allowance for loan losses. Interest on loans is credited to operations based on the principal amount outstanding. Loan fees and origination costs are deferred and the net amount is amortized as an adjustment of the related loan’s yield using the effective interest method. The Bank is amortizing these amounts over the contractual life of the related loans.

A loan’s past due status is based on the contractual due date of the most delinquent payment due. All loans which are 30 or more days past due at the end of the month are reported to the Board of Directors. Commercial loans are generally placed on nonaccrual status when the collection of principal or interest is 90 days or more past due, or earlier, if collection is uncertain based on an evaluation of the net realizable value of the collateral and the financial strength of the borrower. Consumer loans are generally placed on nonaccrual status when the collection of principal or interest is 120 days or more past due, or earlier, if collection is uncertain based on an evaluation of the net realizable value of the collateral and the financial strength of the borrower. Loans greater than 90 days past due may remain on accrual status if management determines it has adequate collateral to cover the principal and interest. For those loans that are carried on nonaccrual status, payments are first applied to principal outstanding. A loan may be returned to accrual status if the borrower has demonstrated a sustained period of repayment performance in accordance with the contractual terms of the loan and there is reasonable assurance the borrower will continue to make payments as agreed. It is Bank policy to charge-off loans whose collectability is sufficiently questionable and can no longer be justified as an asset on the balance sheet. To determine if a loan should be charged-off, all possible sources of repayment are analyzed, including: (1) the potential for future cash flow, (2) the value of the Bank’s collateral, and (3) the strength of co-makers or guarantors. All principal and previously accrued interest is charged to the allowance for loan losses. All future payments received on the loan are credited to the allowance for loan losses as a recovery. These policies are applied consistently across our loan portfolio.

Impairment of a loan – The Bank considers a loan impaired when it is probable that the Bank will be unable to collect all interest and principal payments as scheduled in the loan agreement. A loan is not considered impaired during a period of an insignificant delay in payment if the ultimate collectability of all amounts due is expected. Impairment is measured on a loan by loan basis for all commercial, construction and residential loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent. Consistent with the Bank’s method for nonaccrual loans, payments on impaired loans are first applied to principal outstanding. Smaller balance consumer loans are not individually evaluated for impairment.

Troubled Debt Restructuring (TDR) occurs when the Bank agrees to modify the original terms of a loan due to the deterioration in the financial condition of the borrower. TDRs are considered impaired loans. Upon designation as a TDR, the Bank evaluates the borrower’s payment history, past due status and ability to make payments based on the revised terms of the loan. If a loan was accruing prior to being modified as a TDR and if the Bank concludes that the borrower is able to continue making such payments, and there are no other factors or circumstances that would cause it to conclude otherwise, the loan will remain on an accruing status. If a loan was on nonaccrual status at the time of the TDR, the loan will remain on nonaccrual status following the modification and may be returned to accrual status based on the policy for returning loans to accrual status as noted above. Restructured loans for which there was no rate concession, and therefore made at a market rate of interest, may be eligible to be removed from TDR status in periods subsequent to the restructuring depending on the performance of the loan. As of December 31, 2018, and

December 31, 2017, the Bank had approximately $3.4 million and $3.5 million of loans classified as TDR, respectively. At December 31, 2018 and 2017, TDR loans consisted of two loans. One loan in the amount of approximately $1.5 million is currently performing in accordance with its modified terms. The other loan in the amount of approximately $1.9 million is on non-accrual.

Allowance for Loan Losses – The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. Loan losses are charged against the allowance for loan losses for the difference between the carrying value of the loan and the estimated net realizable value or fair value of the collateral, if collateral dependent, when:

•	Management believes that the collectability of the principal is unlikely regardless of delinquency status.

•	The loan is a consumer loan and is 120 days past due.

•	The loan is a non-consumer loan, unless the loan is well secured and recovery is probable.

•	The borrower is in bankruptcy, unless the debt has been reaffirmed, is well secured and recovery is probable.

Subsequent recoveries, if any, are credited to the allowance.

The allowance represents an amount that, in management’s judgment, will be adequate to absorb probable losses inherent in the loan portfolio. Management’s judgment in determining the level of the allowance is based on evaluations of the collectability of loans while taking into consideration such factors as trends in delinquencies and charge-offs, changes in the nature and volume of the loan portfolio, current economic conditions that may affect a borrower’s ability to repay and the value of collateral, overall portfolio quality and review of specific potential losses. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. The evaluation also considers the following risk characteristics of each loan portfolio segment:

•	Real estate residential mortgage loans, including equity lines of credit, carry risks associated with the continued credit-worthiness of the borrower and the changes in the value of the collateral.

•

Real estate construction loans and land improvement carry risks that the project will not be finished according to schedule, the project will not be finished according to budget and the value of the collateral may, at any point in time, be less than the principal amount of the loan. Construction loans also bear the risk that the general contractor, who may or may not be a loan customer, may be unable to finish the construction project as planned because of financial pressure unrelated to the project.

•

Commercial real estate loans carry risks of the client’s ability to repay the loan from the cash flow derived from the underlying real estate. Risks inherent in managing a commercial real estate portfolio relate to sudden or gradual drops in property values as well as changes in the economic climate. Real estate security diminishes risks only to the extent that a market exists for the subject collateral. These risks are attempted to be mitigated by carefully underwriting loans of this type and by following appropriate loan-to-value standards.

•

Commercial and industrial loans carry risks associated with the successful operation of a business or a real estate project, in addition to other risks associated with the ownership of real estate, because the repayment of these loans may be dependent upon the profitability and cash flows of the business or project. In addition, there is risk associated with the value of collateral other than real estate which may depreciate over time and cannot be appraised with as much precision.

•

Consumer loans carry risks associated with the continued credit-worthiness of the borrower and the value of the collateral (e.g., rapidly-depreciating assets such as automobiles), or lack thereof. Consumer loans are more likely than real estate loans to be immediately adversely affected by job loss, divorce, illness or personal bankruptcy.

The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired, and is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. For collateral dependent loans, an updated appraisal will be ordered if a current one is not on file. Appraisals are performed by independent third-party appraisers with the relevant industry experience. Adjustments to the appraised value may be made based on recent sales of like properties or general market conditions when appropriate. The general component covers non-classified or performing loans and those loans classified as substandard or special mention that are not impaired. The general component is based on historical loss experience adjusted for qualitative factors, such as current economic conditions, including current home sales and foreclosures, unemployment rates and retail sales. Non-impaired classified loans are assigned a higher allowance factor based on an internal migration analysis, which increases with the severity of classification, than non-classified loans. The characteristics of the loan ratings are as follows:

•

Pass rated loans are to persons or business entities with an acceptable financial condition, appropriate collateral margins, appropriate cash flow to service the existing loan, and an appropriate leverage ratio. The borrower has paid all obligations as agreed and it is expected that this type of payment history will continue. When necessary, acceptable personal guarantors support the loan.

•

Special mention loans have a specific defined weakness in the borrower’s operations and the borrower’s ability to generate positive cash flow on a sustained basis. The borrower’s recent payment history is characterized by late payments. The Bank’s risk exposure is mitigated by collateral supporting the loan. The collateral is considered to be well-margined, well maintained, accessible and readily marketable.

•

Substandard loans are considered to have specific and well-defined weaknesses that jeopardize the viability of the Bank’s credit extension. The payment history for the loan has been inconsistent and the expected or projected primary repayment source may be inadequate to service the loan. The estimated net liquidation value of the collateral pledged and/or ability of the personal guarantor(s) to pay the loan may not adequately protect the Bank. There is a distinct possibility that the Bank will sustain some loss if the deficiencies associated with the loan are not corrected in the near term. A substandard loan would not automatically meet our definition of impaired unless the loan is significantly past due and the borrower’s performance and financial condition provide evidence that it is probable that the Bank will be unable to collect all amounts due.

•

Doubtful rated loans have all the weaknesses inherent in a loan that is classified substandard but with the added characteristics that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. The possibility of loss is extremely high.

•	Loss rated loans are not considered collectible under normal circumstances and there is no realistic expectation for any future payment on the loan. Loss rated loans are fully charged off.

Other Real Estate Owned (“OREO”) – Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less costs to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, management periodically performs valuations of the foreclosed assets based on updated appraisals, general market conditions, and recent sales of like properties, length of time the properties have been held and our ability and intention with regard to continued ownership of the properties. The Bank may incur additional write-downs of foreclosed assets to fair value less costs to sell if valuations indicate a further deterioration in market values. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets and improvements are capitalized.

Interest income on loans – Interest on loans is accrued and credited to income on daily balances of the principal amount outstanding. The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed.

Generally, the Bank will return a loan to accrual status when all delinquent interest and principal becomes current and remains current for six consecutive months under the terms of the loan agreement or the loan is well-secured or in process of collection. Upon returning to accrual status, interest payments applied to the principal balance of a loan while in nonaccrual status are recognized as a yield adjustment over the remaining life.

Loan origination and commitment fees and certain related direct costs – Loan origination and commitment fees charged by the Bank and certain direct loan origination costs are deferred and the net amount is amortized as a yield adjustment. The Bank amortizes these net amounts over the life of the related loans or, in the case of demand loans, over the estimated life. Net fees related to standby letters of credit are recognized over the commitment period.

Premises and equipment – Land is carried at cost. Premises and equipment are stated at cost, less accumulated depreciation and amortization computed principally on the straight-line basis over the estimated useful life of each asset, which ranges from 3 to 27.5 years. Leasehold improvements are amortized over the shorter of the related lease term or the estimated useful lives of the improvements. Construction in progress includes assets which will be reclassified and depreciated once placed into service.

Income taxes – The Bank uses an asset and liability approach in financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The principal items relate primarily to differences between the allowance for loan losses, deferred loan fees, and accumulated depreciation and amortization. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense (benefit) is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. As of December 31, 2018 and 2017, there were no such liabilities recorded.

Interest and penalties associated with unrecognized tax benefits, if any, would be classified as additional income taxes in the statement of operations.

Comprehensive income – Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although, certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

In February 2018, the FASB issued ASU 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (“AOCI”). ASU 2018-02 requires reclassification from AOCI to retained earnings for stranded tax effects resulting from the impact of the newly enacted federal corporate income tax rate on items included in AOCI. The amount of this reclassification in 2017 was $3,213.

Stock compensation plans – Stock compensation accounting guidance (FASB ASC 718, “Compensation – Stock Compensation”) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the grant date fair value of the equity or liability instruments issued.

The stock compensation accounting guidance requires that compensation cost for all stock awards be calculated and recognized over the employees’ service period, generally defined as the vesting period. For awards with graded-vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. A Black-Sholes model is used to estimate the fair value of stock options, while the market price of the Bank’s common stock at the date of grant is used for restricted stock awards. No stock options were granted during 2018 and 2017.

Earnings per share – Net income per common share has been determined under the provisions of FASB ASC 260, “Earnings Per Share” and has been computed based on the weighted average common shares outstanding during the year (6,652,979 for 2018 and 4,778,748 for 2017 as adjusted for a 5% stock dividend issued April 30, 2018). Diluted earnings per share reflect additional potential common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance.

The only potential dilutive stock of the Bank as defined in FASB ASC 260 is stock options granted to various directors, officers, and employees of the Bank. There were no such options outstanding at December 31, 2018 or 2017. Restricted stock is included in the computation of basic earnings per share as the holder is entitled to full benefits of a shareholder during the vesting period.

Off-balance sheet instruments – In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Advertising and marketing expense – Advertising and marketing costs are expensed as incurred.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from the estimates.

The Company’s critical accounting policies relate to (1) the allowance for loan losses, (2) fair value of financial instruments, (3) derivative financial instruments, and (4) income taxes. These critical accounting policies require the use of estimates, assumptions and judgments which are based on information available as of the date of the financial statements. Accordingly, as this information changes, future financial statements could reflect the use of different estimates, assumptions and judgments. Certain determinations inherently have a greater reliance on the use of estimates, assumptions and judgments and, as such, have a greater possibility of producing results that could be materially different than originally reported. In connection with the determination of the allowances for losses on loans and valuation of other real estate owned management obtains independent appraisals for significant properties.

Fair value of financial instruments – Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 19. Fair value estimates involve uncertainties and matters of significant judgment. Changes in assumptions or in market conditions could significantly affect the estimates.

Derivative Financial Instruments – The Bank recognizes derivative financial instruments at fair value as either an other asset or other liability in the consolidated balance sheet. The Bank’s derivative financial instruments include interest rate swaps with certain qualifying commercial loan customers and dealer counterparties. Because the interest rate swaps with loan customers and dealer counterparties are not designated as hedging instruments, adjustments to reflect unrealized gains and losses resulting from changes in fair value of these instruments are reported as noninterest income or noninterest expense, as applicable. The Bank’s interest rate swaps with loan customers and dealer counterparties are described more fully in Note 18.

Transfers of financial assets – Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank – put presumptively beyond reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Recently Adopted Accounting Pronouncements:

During 2018, the Company adopted Accounting Standards Update (ASU) 2014-09, “Revenue from Contracts with Customers (Topic 606),” and all amendments thereto (collectively, ASU 2014-09), which (i) creates a single framework for recognizing revenue from contracts with customers that fall within its scope and (ii) revises when it is appropriate to recognize a gain/loss from the transfer of nonfinancial assets, such as other real estate owned (OREO). The Company adopted ASU 2014-09 using the modified retrospective method applied to all contracts not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASU 2014-09, while prior period amounts continue to be reported in accordance with pronouncements in effect prior to January 1, 2018. The adoption of ASU 2014-09 did not result in a change to the accounting for any of the in-scope revenue streams; therefore, no cumulative effect adjustment was recorded.

Most revenue associated with the Company’s financial instruments, including interest income and gains/losses on investment securities, derivatives and sales of financial instruments are outside the scope of ASU 2014-09. The Company’s services that fall within the scope of ASU 2014-09 are presented within noninterest income and are recognized as revenue. A description of the Corporation’s primary revenue streams accounted for under ASU 2014-09 follows:

Service Charges on Deposit Accounts. The Company earns fees from its deposit customers for overdraft and account maintenance services. Overdraft fees are recognized when the overdraft occurs. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the company satisfies the performance obligation.

Other Service Charges and Fees. The Company earns fees from its customers for transaction-based services. Such services include safe deposit box, ATM, stop payment, wire transfer, mortgage origination and interest rate swap fees. In each case, these service charges and fees are recognized in income at the time or within the same period that the Company’s performance obligation is satisfied.

Interchange Income. The Company earns interchange fees from debit and credit cardholder transactions conducted through various payment networks. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services.

Reclassifications – Certain amounts in the 2017 financial statements have been reclassified to conform to the 2018 presentation. The reclassifications had no effect on total assets, net income or stockholders’ equity as previously reported.

Note 3—RESTRICTIONS ON CASH

To comply with Federal Reserve regulations, the Bank is required to maintain certain average cash reserve balances. The daily average cash reserve requirements were approximately $7.7 million and $8.2 million for the weeks including December 31, 2018 and December 31, 2017, respectively.

Note 4—INVESTMENT SECURITIES

The amortized cost, unrealized holding gains and losses, and the fair value of investment securities at December 31, 2018 and 2017, are summarized as follows:

	Amortized Cost	Gross Unrealized		Fair Value
Classified as Available for Sale		Gains	Losses
December 31, 2018
U.S. Treasury Securities	$29,996,462	$1,404	$(298)	$29,997,568
Collateralized Mortgage Backed	4,966,941	20,770	(95,074)	4,892,637
Subordinated Debt	2,000,000	14,530	—	2,014,530
Municipal Securities	8,868,962	194	(35,790)	8,833,366
U.S. Government Agencies	10,515,470	—	(274,389)	10,241,081

Total	$56,347,835	$36,898	$(405,551)	$55,979,182

	Amortized Cost	Gross Unrealized		Fair Value
Classified as Held to Maturity		Gains	Losses
December 31, 2018
Municipal Securities	$24,677,751	$314,803	$(260,355)	$24,732,199
Subordinated Debt	1,500,000	—	—	1,500,000

Total	$26,177,751	$314,803	$(260,355)	$26,232,199

	Amortized Cost	Gross Unrealized		Fair Value
Classified as Available for Sale		Gains	Losses
December 31, 2017
U.S. Treasury Securities	$29,997,511	$—	$ (3,318)	$29,994,193
Collateralized Mortgage Backed	4,146,657	32,936	(29,050)	4,150,543
Subordinated Debt	2,000,000	111,875	—	2,111,875
Municipal Securities	589,052	33	—	589,085
U.S. Government Agencies	14,460,588	26,582	(18,686)	14,468,484

Total	$51,193,808	$171,426	$ (51,054)	$51,314,180

	Amortized Cost	Gross Unrealized		Fair Value
Classified as Held to Maturity		Gains	Losses
December 31, 2017
Municipal Securities	$26,516,929	$557,155	$(170,532)	$26,903,552
Subordinated Debt	1,000,000	—	—	1,000,000

Total	$27,516,929	$557,155	$(170,532)	$27,903,552

At December 31, 2018 there were $258,046 securities pledged to secure FHLB advances. At December 31, 2017 securities with a carrying value of approximately $19.9 million, respectively, were pledged to secure FHLB advances.

The scheduled maturities of investment securities at December 31, 2018 were as follows:

	Available for sale securities
	Amortized Cost	Fair Value
Due in one year or less	$30,020,700	$30,022,528
Due after one year through five years	583,039	580,814
Due after five years through ten years	3,022,916	3,022,140
Due after ten years	22,721,180	22,353,700

Total	$56,347,835	$55,979,182

	Held to maturity securities
	Amortized Cost	Fair Value
Due after one year through five years	$516,329	$528,304
Due after five years through ten years	5,894,336	5,974,378
Due after ten years	19,767,086	19,729,517

Total	$26,177,751	$26,232,199

The following table presents the fair value and unrealized losses for securities at December 31, 2018, aggregated by investment category and length of time that individual securities have been in a continuous loss position:

	Investment Securities With Unrealized Losses
	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Total Fair Value	Gross Unrealized Losses
Securities available for sale:
U.S. Treasury Securities	$4,999,105	$(298)	—	—	$4,999,105	$(298)
Collateralized Mortgage Backed	1,705,774	(13,930)	$2,658,762	$(81,144)	4,364,536	(95,074)
Municipal Securities	3,683,496	(18,259)	1,588,424	(17,531)	5,271,920	(35,790)
U.S. Government Agencies	6,519,893	(120,786)	3,586,261	(153,603)	10,106,154	(274,389)

Total securities available for sale	$16,908,268	$(153,273)	$7,833,447	$(252,278)	$24,741,715	$(405,551)

Securities held to maturity:
Municipal Securities	$1,025,060	$(4,711)	$8,899,362	$(255,644)	$9,924,422	$(260,355)

Total securities held to maturity	$1,025,060	$(4,711)	$8,899,362	$(255,644)	$9,924,422	$(260,355)

The following table presents the fair value and unrealized losses for available for sale securities by aging category at December 31, 2017:

	Investment Securities With Unrealized Losses
	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Total Fair Value	Gross Unrealized Losses
Securities available for sale:
U.S. Treasury Securities	$29,994,193	$(3,318)	—	—	$29,994,193	$(3,318)
Collateralized Mortgage Backed	1,555,578	(10,052)	$1,838,325	$(18,998)	3,393,903	(29,050)
U.S. Government Agencies	1,349,100	(2,155)	3,387,340	(16,531)	4,736,440	(18,686)

Total securities available for sale	$32,898,871	$(15,525)	$5,225,665	$(35,529)	$38,124,536	$(51,054)

Securities held to maturity:
Municipal Securities	$704,039	$(3,647)	$5,934,118	$(166,885)	$6,638,157	$(170,532)

Total securities held to maturity	$704,039	$(3,647)	$5,934,118	$(166,885)	$6,638,157	$(170,532)

The factors considered in evaluating securities for impairment include whether the Bank intends to sell the security, whether it is more likely than not that the Bank will be required to sell the security before recovery of its amortized cost basis, and whether the Bank expects to recover the security’s entire amortized cost basis. These unrealized losses are primarily attributable to current financial market conditions for these types of investments, particularly changes in interest rates, causing bond prices to decline, and are not attributable to credit deterioration.

At December 31, 2018, there was one U.S. Treasury security with a fair value of approximately $5.0 million, three collateralized mortgage backed securities with fair values totaling approximately $1.7 million, three U.S. government agencies with fair values totaling $6.5 million, and ten municipal securities with fair values totaling $4.7 million considered temporarily impaired and in an unrealized loss position of less than 12 months. At December 31, 2018, there were six collateralized mortgage backed securities with fair values totaling $2.7 million, six U.S. government agencies with fair values totaling approximately $3.6 million, and nineteen municipal securities with fair values totaling $10.5 million that were in an unrealized loss position of more than 12 months. The Bank does not consider the securities in the available for sale or held to maturity portfolio to be other-than-temporarily impaired at December 31, 2018 and December 31, 2017. There were no securities sold during 2018 and 2017.

All municipal securities originally purchased as available for sale were transferred to held to maturity during 2013. The unrealized loss on the securities transferred to held to maturity is being amortized over the expected life of the securities. The unamortized, unrealized loss, before tax, at December 31, 2018 and December 31, 2017 was $109,420 and $145,091, respectively.

Note 5—LOANS

Loans are summarized as follows at December 31,

	2018	2017
Residential Real Estate
Single family	$139,619,796	$112,428,967
Multifamily	9,182,324	13,366,435
Farmland	825,412	—
Commercial real estate
Owner occupied	121,621,348	101,112,303
Non-owner occupied	256,139,046	149,222,755
Construction and Land Development	183,551,129	103,591,969
Commercial – Non Real Estate
Commercial & industrial	114,220,883	90,152,045
Consumer – Non Real Estate
Unsecured	1,402,202	2,382,296
Secured	100,875,147	88,376,644

Total Gross Loans	927,437,287	660,633,414
Less: unearned fees	(1,399,781)	(356,068)
Less: unamortized discount on consumer secured loans	(81,587)	(232,661)
Less: allowance for loan losses	(8,830,626)	(5,705,451)

Net Loans	$917,125,293	$654,339,234

The consumer loans above include $452,190 and $955,362 of overdrafts reclassified as loans for the years ended December 31, 2018 and 2017, respectively.

The Bank held no loans for sale at December 31, 2018 and 2017.

Impaired Loans By Class

December 31, 2018

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance:
Residential Real Estate
Single family	$1,510,104	$1,510,104	—	$1,525,832	$61,953
With an allowance recorded:
Commercial Real Estate
Owner occupied	1,939,392	1,939,392	$732,892	1,939,392	—

Total:
Residential Real Estate	$1,510,104	$1,510,104	—	$1,525,832	$61,953
Commercial Real Estate	1,939,392	1,939,392	$732,892	1,939,392	—

Impaired Loans By Class

December 31, 2017

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance:
Residential Real Estate
Single family	$1,541,560	$1,541,560	—	$1,556,669	$63,192
Commercial Real Estate
Owner occupied	1,939,392	1,939,392	—	1,950,595	59,588
With an allowance recorded:
Residential Real Estate
Single family	90,745	90,745	$19,870	90,745	—

Total:
Residential Real Estate	$1,632,305	$1,632,305	$19,870	$1,647,414	$63,192
Commercial Real Estate	1,939,392	1,939,392	—	1,950,595	59,588

No additional funds are committed to be advanced in connection with impaired loans.

There were no nonaccrual loans at December 31, 2018 and December 31, 2017 excluded from the impaired loan disclosure. If interest on nonaccrual loans had been accrued, such income would have been $142,962 and $105,923 in 2018 and 2017, respectively.

Credit Quality By Class

As of December 31, 2018

INTERNAL RISK RATING GRADES	Pass	Watch	Special Mention	Substandard	Doubtful	Total
Residential Real Estate
Single family	$138,482,315	$755,390	—	$382,091	—	$139,619,796
Multifamily	9,182,324	—	—	—	—	9,182,324
Farmland	825,412	—	—	—	—	825,412
Commercial Real Estate
Owner occupied	117,905,314	1,776,642	—	—	$1,939,392	121,621,348
Non-owner occupied	256,139,046	—	—	—	—	256,139,046
Construction & Land Development	183,551,129	—	—	—	—	183,551,129
Commercial—Non Real Estate
Commercial & industrial	110,630,779	1,333,403	$2,256,701	—	—	114,220,883
Consumer—Non Real Estate
Unsecured	1,402,202	—	—	—	—	1,402,202
Secured	100,875,147	—	—	—	—	100,875,147

Totals	$918,993,668	$3,865,435	$2,256,701	$382,091	$1,939,392	$927,437,287

Credit Quality By Class
As of December 31, 2017
INTERNAL RISK RATING GRADES	Pass	Watch	Special Mention	Substandard	Doubtful	Total
Residential Real Estate
Single family	$111,178,324	$768,925	—	$481,718	—	$112,428,967
Multifamily	13,366,435	—	—	—	—	13,366,435
Commercial Real Estate
Owner occupied	95,235,005	2,705,899	—	3,171,399	—	101,112,303
Non-owner occupied	149,222,755	—	—	—	—	149,222,755
Construction & Land Development	103,591,969	—	—	—	—	103,591,969
Commercial—Non Real Estate
Commercial & industrial	85,362,137	3,901,576	—	888,332	—	90,152,045
Consumer—Non Real Estate
Unsecured	2,382,296	—	—	—	—	2,382,296
Secured	88,376,644	—	—	—	—	88,376,644

Totals	$648,715,565	$7,376,400	—	$4,541,449	—	$660,633,414

Loans Past Due and Nonaccruals
As of December 31, 2018
	30-59 Days Past Due	60-89 Days Past Due	90 Days Past Due and Still Accruing	Total Past Due	Current	Nonaccruals	Total Loans
Residential Real Estate
Single family	—	—	—	—	$139,619,796	—	$139,619,796
Multifamily	—	—	—	—	9,182,324	—	9,182,324
Farmland	—	—	—	—	825,412	—	825,412
Commercial Real Estate
Owner Occupied	—	—	—	—	119,681,956	$1,939,392	121,621,348
Non-owner occupied	—	—	—	—	256,139,046	—	256,139,046
Construction and Land Development	—	—	—	—	183,551,129	—	183,551,129
Commercial—Non Real Estate
Commercial & Industrial	—	—	—	—	114,220,883	—	114,220,883
Consumer—Non Real Estate
Unsecured	$49,875	$9,578	$11,157	$70,610	1,331,592	—	1,402,202
Secured	57,404	4,768	—	62,172	100,812,975	—	100,875,147

Total	$107,279	$14,346	$11,157	$132,782	$925,365,113	$1,939,392	$927,437,287

Loans Past Due and Nonaccruals
As of December 31, 2017
	30-59 Days Past Due	60-89 Days Past Due	90 Days Past Due and Still Accruing	Total Past Due	Current	Nonaccruals	Total Loans
Residential Real Estate
Single family	—	—	—	—	$112,338,222	$90,745	$112,428,967
Multifamily	—	—	—	—	13,366,435	—	13,366,435
Commercial Real Estate
Owner Occupied	—	—	—	—	99,172,912	1,939,391	101,112,303
Non-owner occupied	—	—	—	—	149,222,755	—	149,222,755
Construction and Land Development	—	—	—	—	103,591,969	—	103,591,969
Commercial—Non Real Estate
Commercial & Industrial	—	—	—	—	90,152,045	—	90,152,045
Consumer—Non Real Estate
Unsecured	$12,277	$45,193	$10,415	$67,885	2,314,411	—	2,382,296
Secured	91,589	22,985	3,851	118,425	88,258,219	—	88,376,644

Total	$103,866	$68,178	$14,266	$186,310	$658,416,968	$2,030,136	$660,633,414

Note 6—ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses are summarized as follows for the year ended December 31, 2018 and 2017:

Allowance for Credit Losses By Portfolio Segment

As of December 31, 2018

	Real Estate
	Residential	Commercial	Construction	Consumer	Commercial	Total
Allowance for credit losses:
Beginning Balance	$789,330	$2,338,778	$833,356	$741,541	$1,002,446	$5,705,451
Charge-offs	—	—	—	(44,048)	—	(44,048)
Recoveries	431	38,334	—	2,637	1,821	43,223
Provision	229,618	1,921,487	635,105	126,170	213,620	3,126,000

Ending Balance	$1,019,379	$4,298,599	$1,468,461	$826,300	$1,217,887	$8,830,626

Ending Balance:
Individually evaluated for Impairment	—	$732,892	—	—	—	$732,892
Collectively evaluated for Impairment	$1,019,379	$3,565,707	$1,468,461	$826,300	$1,217,887	$8,097,734
Loans Receivable:
Ending Balance:
Individually evaluated for Impairment	$1,510,104	$1,939,392	—	—	—	$3,449,496
Collectively evaluated for Impairment	$148,117,428	$375,821,002	$183,551,129	$102,277,349	$114,220,883	$923,987,791

Allowance for Credit Losses By Portfolio Segment

As of December 31, 2017

	Real Estate
	Residential	Commercial	Construction	Consumer	Commercial	Total
Allowance for credit losses:
Beginning Balance	$834,034	$1,782,008	$433,341	$676,356	$254,755	$3,980,494
Charge-offs	(67,617)	—	—	(163,115)	—	(230,732)
Recoveries	4,197	38,614	—	26,322	1,556	70,689
Provision	18,716	518,156	400,015	201,978	746,135	1,885,000

Ending Balance	$789,330	$2,338,778	$833,356	$741,541	$1,002,446	$5,705,451

Ending Balance:
Individually evaluated for Impairment	$19,870	—	—	—	—	$19,870
Collectively evaluated for Impairment	$769,460	$2,338,778	$833,356	$741,541	$1,002,446	$5,685,581
Loans Receivable:
Ending Balance:
Individually evaluated for Impairment	$1,632,305	$1,939,392	—	—	—	$3,571,697
Collectively evaluated for Impairment	$124,163,097	$248,395,666	$103,591,969	$90,758,940	$90,152,045	$657,061,717

No loans were modified under the terms of a TDR during the years ended December 31, 2018 and 2017, and there were no loans modified as TDR’s that subsequently defaulted during the years ended December 31, 2018 and 2017 that were modified as TDR’s within the twelve months prior to default.

Note 7—RELATED PARTY TRANSACTIONS

The Bank grants loans and letters of credit to its executive officers, directors and their affiliated entities. Such loans are made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated persons, and, in the opinion of management, do not involve more than normal risk or present other unfavorable features.

The aggregate amount of such loans outstanding at December 31, 2018 was approximately $1.1 million, compared to $3.1 million at December 31, 2017. During 2018, new loans and line of credit advances to such related parties was approximately $159,975 compared to $241,000 during 2017. Repayments on loans to directors and officers were $1.4 million and $469,000 during 2018 and 2017, respectively. There was approximately $700,000 in loans that was no longer classified as related party credits. The Bank maintains deposit accounts with some of its executive officers, directors and their affiliated entities. Such deposit accounts at December 31, 2018 and December 31, 2017 amounted to approximately $3.2 million and $2.7 million, respectively.

Note 8—PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows at December 31:

	2018	2017
Cost
Building	$12,346,994	$9,727,109
Land	2,855,518	2,407,018
Leasehold improvements	147,580	461,879
Furniture, fixtures and equipment	2,318,793	1,591,958
Computer software and equipment	1,082,768	1,549,515

	18,751,653	15,737,479
Less accumulated depreciation	(4,529,724)	(4,128,463)
Construction in progress	—	2,355,873

Premises and equipment, net	$14,221,929	$13,964,889

Depreciation and amortization charged to operations was $977,738 and $822,262 during the years ended December 31, 2018 and December 31, 2017, respectively.

Note 9—DEPOSITS

Time deposits in denominations of $250,000 or more totaled approximately $117.3 million and $63.4 million at December 31, 2018 and 2017, respectively.

At December 31, 2018, maturities of time deposits are as follows:

Year ended December 31,
2019	$287,911,839
2020	50,775,065
2021	29,198,456
2022	7,216,767
2023	24,853,152
Thereafter	58,321,031

Total	$458,276,310

Brokered deposits, as defined by the FDIC, totaled approximately $140.8 million and $102.9 million at December 31, 2018 and December 31, 2017, respectively.

Note 10—BORROWED FUNDS

On October 25, 2005, the Bank entered into a fifteen-year principal reducing credit agreement (“PRC”) with the FHLB in the amount of $750,000. Interest accrues at the rate of 5.24% and is due October 26, 2020. Principal reductions occur monthly commencing on November 25, 2005, in the amount of $4,167. The balance on the PRC as of December 31, 2017 was $141,666, and was paid off during 2018.

On July 23, 2015, the Bank entered into a six-month callable fixed rate credit (“FRC”) floater with the FHLB in the amount of $10.0 million. Interest accrues at a rate of 2.32% with a maturity date of July 23, 2020 and a next option date of January 23, 2019.

On July 23, 2015, the Bank entered into a nine-month callable FRC floater with the FHLB in the amount of $10.0 million. Interest accrues at a rate of 2.46% with a maturity date of October 23, 2020 and a next option date of April 23, 2018.

On July 23, 2015, the Bank entered into a one-year callable FRC floater with the FHLB in the amount of $10.0 million. Interest accrues at a rate of 2.59% with a maturity date of July 23, 2020 and a next option date of July 23, 2019.

On November 4, 2015, the Bank entered into two three-month callable FRC floaters with the FHLB in the amount of $5.0 million each. Interest accrues at a rate of 1.33% with a maturity date of November 4, 2020. The balance on each of the FRCs were paid off during 2018.

On December 29, 2017, the Bank entered into a daily rate credit (“DRC”) with the FHLB in the amount of $8.0 million. Interest accrues at a rate of 1.59% with a maturity date of December 31, 2018. The balance on the DRC was paid off during 2018.

On December 31, 2018, the Bank entered into a DRC with the FHLB in the amount of $10.0 million. Interest accrues at a rate of 2.65% with a maturity date of December 31, 2019. The balance on the DRC was subsequently paid off on January 3, 2019.

The Bank also has a credit availability agreement with the FHLB based on a percentage of total assets. As of December 31, 2018, the credit availability with FHLB is approximately $264.1 million. This credit availability agreement provides the Bank with access to a myriad of advance products offered by the FHLB. The rate of interest charged is based on market conditions. At December 31, 2018, there were 158 specific loans comprised of commercial real estate and multi-family loans totaling $174.2 million were used to collateralize FHLB advances. There was one security pledged as collateral to secure FHLB advances for the amount of $258,046 at December 31, 2018.

The following summarizes the contractual maturities of long-term FHLB advances at December 31, 2018:

2019	$10,000,000
2020	30,000,000

$40,000,000

The average balance on FHLB advances for the years ending December 31, 2018 and December 31, 2017 was approximately $39.0 million and $42.4 million, respectively. The weighted average interest rate paid at December 31, 2018 and 2017 was 2.51% and 1.43%, respectively. The weighted average rate of borrowings outstanding at December 31, 2018 and 2017 was 1.98% and 1.06%, respectively.

On December 31, 2017, the Bank purchased $5.6 million in federal funds for four days from Community Bankers Bank at a rate of 2.25%. There were no such purchases at December 31, 2018.

Note 11—INCOME TAXES

The Company files tax returns in the U.S. Federal jurisdiction. With few exceptions, the Bank is no longer subject to tax examination by tax authorities for years prior to 2014.

The Commonwealth of Virginia assesses a Bank Franchise Tax on banks instead of a state income tax. The Bank Franchise Tax expense is reported in non-interest expense and the tax’s calculation is unrelated to taxable income.

For the tax years 2018 and 2017, the Company filed and will file a consolidated federal income tax returns and will for the foreseeable future.

The provision for income taxes consists of the following components:

	2018	2017
Current expense	$3,129,520	$2,601,020
Deferred (benefit)	(1,035,922)	(1,018,020)
Deferred tax adjustment for enacted change in tax rate	—	751,555

Total	$2,093,598	$2,334,555

Income tax expense for 2017 includes a downward adjustment of net deferred tax assets in the amount of $738,648, recorded as a result of the enactment of H.R.1 Tax Cuts and Jobs Act on December 22, 2017. The Act reduced the corporate Federal tax rate from 34% to 21% effective January 1, 2018.

Income tax expense differed from amounts computed by applying the U.S. federal income tax rate of 21% in 2018 and 34% in 2017 to income before income tax expense as a result of the following:

	Year ended December 31,
	2018	2017
Computed “expected” income tax expense	$2,384,722	$2,115,182
Increase (decrease)in income taxes resulting from:
Non-deductible expense	22,380	27,384
Tax exempt Interest	(173,002)	(253,989)
BOLI Income	(89,762)	(147,815)
Restricted Stock Adjustment	(50,740)	(144,855)
Deferred Tax Asset Adjustment	—	751,555
Other Adjustments	—	(12,907)

Total	$2,093,598	$2,334,555

The tax effects of temporary differences result in deferred tax assets and liabilities as presented below:

	December 31,
	2018	2017
Deferred tax assets:
Allowance for loan losses	$1,728,888	$978,443
Restricted stock	199,266	97,591
Nonaccrual interest	50,412	24,600
Net loan fees	293,954	74,774
Organizational Costs	6,866	7,420
Depreciation	—	12,023
Unrealized loss on securities available for sale	77,417	—
Unrealized losses on securities transferred to held to maturity	22,978	38,100

Gross deferred tax assets	2,379,781	1,232,951
Deferred tax liabilities:
Depreciation	45,173	—
Unrealized gain on securities available for sale	—	32,909
Prepaid expense	10,280	6,841

Gross deferred tax liabilities	55,453	39,750

Net deferred tax asset	$2,324,328	$1,193,201

Note 12—EARNINGS PER SHARE

Basic earnings per share excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock which then shared in the earnings of the Bank. There were no such potentially dilutive securities outstanding in 2018 or 2017. On April 30, 2018, the Company issued a 5% stock dividend to stockholders on record as of April 9, 2018.

The weighted average number of shares used in the calculation of basic and diluted earnings per share includes unvested restricted shares of the Company’s common stock outstanding. Applicable guidance requires that outstanding un-vested share based payment awards that contain voting rights and rights to non-forfeitable dividends participate in undistributed earnings with common shareholders.

	2018	2017
Net income	$9,209,184	$3,882,210
Weighted average number of shares, basic and diluted (1)	6,652,979	4,778,748
Basic and diluted EPS (weighted average shares)	$1.38	$0.81

(1)	All share and per share amounts for 2018 and 2017 reflect the effect of the 5% stock dividend on April 30, 2018.

Note 13—COMMITMENTS AND CONTINGENCIES

The Bank was obligated under a non-cancelable operating lease, which expired in 2014, for its office facility located at 727 Elden Street. After this lease expiration, the Bank entered into a lease for 3,400 square feet on the first floor. The lease commenced on May 1, 2014 and expires on April 30, 2019. The Herndon lease provides for monthly payments of $7,667 that increase 2% annually over the lease term. The lease also includes three renewal periods of 60 months each. The Bank is liable for payment of the pro-rata portion of general operating expenses of the leased property.

The Bank entered into a lease for the branch in Fairfax, Virginia during 2007. The lease commenced on January 1, 2007 and expired on December 31, 2016. The lease includes two renewal option periods of five years each. The Bank exercised the first five-year renewal option on November 3, 2015. Under this option, the lease agreement commenced on November 1, 2016 and expires on November 1, 2021, and will provide for monthly payments of $7,957 that increase 3% annually over the lease term.

The Bank entered into a lease with D.C. Stadium, LLC in 2018. The lease commenced on January 1, 2018 and expires on December 31, 2027. The lease agreement provides for annual payments of $100,000 that increase 3% annually after the first five years for the remainder of the lease.

Total rent expense for the occupancy leases for the years ended December 31, 2018 and 2017 was $212,820 and $206,348, respectively.

Minimum annual rental commitments under the lease obligations are as follows for the years ended December 31:

2019	$201,627
2020	198,837
2021	184,413
2022	100,000
Thereafter	571,841

$1,256,718

The Bank’s financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest risk and liquidity risk. These commitments and contingent liabilities are commitments to extend credit and standby letters of credit.

The amounts of loan commitments and standby letters of credit are set forth in the following table as of December 31, 2018 and 2017:

	December 31,
	2018	2017
Loan commitments	$253,032,763	$158,553,160
Standby letters of credit	$711,700	$1,060,642
Commercial letters of credit	$—	$27,278

Commitments to extend credit and standby letters of credit all include exposure to some credit loss in the event of nonperformance of the customer. The Bank’s credit policies and procedures for credit commitments and financial guarantees are the same as those for extensions of credit that are recorded on the statements of financial condition. Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Bank. The Bank has not incurred any losses on commitments in 2018 or 2017.

Note 14—SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

Substantially all the Bank’s loans, commitments and standby letters of credit have been granted to customers located in the greater Washington, D.C. Metropolitan Area. The concentrations of credit by type of loan are set forth in Note 5.

The Bank maintains its cash and federal funds sold in correspondent bank deposit accounts. The amount on deposit at December 31, 2018 exceeded the insurance limits of the Federal Deposit Insurance Corporation by $7.9 million. The Bank has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks.

Note 15—REGULATORY MATTERS

The Bank, as a state bank, is subject to the dividend restrictions set forth by federal and state banking regulations. Under such restrictions, the Bank may not, without the prior approval of regulatory agencies, declare dividends in excess of the sum of the current year’s earnings plus the retained earnings from the prior two years. As of December 31, 2018, the Bank declared a 5% stock dividend that did not exceed the current year’s earnings. As of December 31, 2017 there were no declared dividends.

As a member of the Federal Reserve Bank system, the Bank is required to subscribe to shares of $100 par value Federal Reserve Bank Stock equal to 6% of the Bank’s capital and surplus. The Bank is only required to pay for one-half of the subscription. The remaining amount is subject to call when deemed necessary by the Board of Governors of the Federal Reserve.

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The Basel III Capital Rules, a new comprehensive capital framework for U.S. banking organizations, became effective for the Company and the Bank on January 1, 2015 (subject to a phase-in period for certain provisions). Under the Basel III rules, the Company must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The capital conservation buffer is being phased in from 0.0% for 2015 to 2.50% by 2019. The capital conservation buffer for 2018 is 1.875% and 1.25% for 2017. Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total capital, Common Equity Tier 1 capital, and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2018, the Company and the Bank meet all capital adequacy requirements to which it is subject.

As of December 31, 2018 and 2017, the most recent notification from the Federal Reserve Bank of Richmond categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and the Bank must maintain minimum total risk-based, Common Equity Tier 1 risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Company’s and the Bank’s category.

The Company’s and the Bank’s actual regulatory capital amounts and ratios as of December 31, 2018 and 2017 are presented in the table below.

(000’s except for percentages)
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provision
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2018
Total Capital (to Risk-Weighted Assets)
Consolidated	$143,728	13.89%	$82,807	>8.0%	N/A	N/A
Bank	$142,360	13.75%	$82,807	>8.0%	$103,509	>10.0%
Common Equity Tier 1 Capital (to Risk-Weighted Assets)
Consolidated	$121,621	11.75%	$46,579	>4.5%	N/A	N/A
Bank	$133,529	12.90%	$46,579	>4.5%	$82,807	>8.0%
Tier 1 Capital (to Risk-Weighted Assets)
Consolidated	$121,254	11.71%	$62,105	>6.0%	N/A	N/A
Bank	$133,529	12.90%	$62,105	>6.0%	$82,807	>8.0%
Tier 1 Capital (to Average Assets)
Consolidated	$121,621	11.30%	$43,056	>4.0%	N/A	N/A
Bank	$133,529	12.41%	$43,056	>4.0%	$53,820	>5.0%

As of December 31, 2017
Total Capital (to Risk-Weighted Assets)
Consolidated	$88,287	12.09%	$58,402	>8.0%	N/A	N/A
Bank	$83,457	11.43%	$58,402	>8.0%	$73,003	>10.0%
Common Equity Tier 1 Capital (to Risk-Weighted Assets)
Consolidated	$68,834	9.43%	$32,851	>4.5%	N/A	N/A
Bank	$77,752	10.65%	$32,851	>4.5%	$58,402	>8.0%
Tier 1 Capital (to Risk-Weighted Assets)
Consolidated	$68,834	9.43%	$43,802	>6.0%	N/A	N/A
Bank	$77,752	10.65%	$43,802	>6.0%	$58,402	>8.0%
Tier 1 Capital (to Average Assets)
Consolidated	$68,834	9.23%	$29,836	>4.0%	N/A	N/A
Bank	$77,752	10.42%	$29,836	>4.0%	$37,295	>5.0%

Note 16—DEFINED CONTRTIBUTION BENEFIT PLAN

The Bank adopted a 401(k) defined contribution plan on October 1, 2004, which is administered by UBS Securities. Participants have the right to contribute up to a maximum of 15% of pretax annual compensation or the maximum allowed by the Internal Revenue Code, whichever is less. The Bank began making a matching contribution to the plan on January 1, 2010. The Bank matches dollar for dollar up to 3% of the employee’s contribution and then fifty cents on the dollar on the next two percentage points up to the employee contribution of 5%. The total amount the Bank matched during 2018 and 2017 was $332,762 and $277,575, respectively.

Note 17—STOCK BASED COMPENSATION PLAN

ASC Topic 718, Compensation – Stock Compensation, requires the Bank to recognize expense related to the fair value of share-based compensation awards in net income. Total compensation expense for restricted stock recorded for the years ended December 31, 2018 and December 31, 2017 were $882,791 and $516,977, respectively.

On May 17, 2006, the Bank’s stockholders approved the MainStreet Bank 2006 Incentive Stock Plan (the “2006 Plan”), which authorizes the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, and stock awards to employees and non-employee directors. Under the 2006 Plan, subject to capital adjustments, the maximum number of shares of the Bank’s common stock that may be issued is 186,638 plus the number of shares of common stock represented by awards previously made under the MainStreet Bank 2004 Stock Option and Incentive Plan (the “2004 Plan”) that were outstanding on, and that expire or are otherwise terminated or forfeited after, May 17, 2006. As a result of the stockholders’ approval of the 2006 Plan, no additional awards have been or will be made under the Bank’s 2004 Plan, although all awards that were outstanding under the 2004 Plan as of May 17, 2006 remained outstanding in accordance with their terms.

On March 16, 2015, there were 18,000 stock options under the 2004 Plan that expired. There are no remaining options outstanding under the 2004 or 2006 Plans at December 31, 2018. Stock options are no longer issued, and there have been no stock options exercised to date. All options were expired as of December 31, 2016.

At December 31, 2018, there were 133,869 restricted shares outstanding that were awarded under the 2016 Plan. During the year ended December 31, 2018, there were 70,193 restricted shares awarded, 2,163 restricted shares were forfeited, and no stock options were awarded under the 2016 Plan. The restricted shares awarded during 2018 vest equally on an annual basis over a three to five year period. Per share information reflects the stock dividend on April 30, 2018.

On November 20, 2007, the Bank granted 112,500 shares of restricted stock in connection with employment agreements entered into with two executive officers during December 2007. The restricted stock awards were made outside of the 2006 Plan and are governed by restricted stock agreements entered into by the Bank and each of the officers, dated November 20, 2007. The restricted stock vests in 5%, 10% or 15% increments over a period of 10 years, subject to earlier vesting in the event of certain termination events or a change of control of the Bank. As of December 31, 2017, the total number of restricted shares that have vested are 112,500.

A summary of the status of the Bank’s nonvested restricted stock shares as of December 31, 2018 and changes during the year ended December 31, 2018 is presented below:

Nonvested Restricted Stock Shares (1)	Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2018	111,358	$11.61
Granted	70,193	17.31
Forfeited	(2,163)	17.40
Vested	(45,519)	12.12

Nonvested at December 31, 2018 (1)	133,869	$14.34

(1)	All share and per share amounts for 2018 and 2017 reflect the effect of the 5% stock dividend on April 30, 2018.

As of December 31, 2018, there was $1.1 million of total unrecognized compensation cost related to nonvested restricted stock awards. The cost is expected to be recognized over approximately five years. The total fair value of shares vested during the years ended December 31, 2018 and 2017 was $858,818 and $756,483, respectively.

NOTE 18: DERIVATIVE FINANCIAL INSTRUMENTS

The Bank uses derivative financial instruments (or “derivatives”) primarily to manage risks to the Bank associated with changing interest rates, and to assist customers with their risk management objectives. The Bank classifies these items as free standing derivatives consisting of customer accommodation loan swaps (or “loan swaps”). The Bank enters into interest rate swaps with certain qualifying commercial loan customers to meet their interest rate risk management needs. The Bank simultaneously enters into interest rate swaps with dealer counterparties, with identical notional amounts and terms. The net result of these interest rate swaps is that the customer pays a fixed rate of interest and the Bank receives a floating rate. These back-to-back loan swaps qualify as financial derivatives with fair values reported in “Other assets” and “Other liabilities” in the Consolidated Financial Statements. Changes in fair value are recorded in other noninterest expense and net to zero because of the identical amounts and terms of the swaps.

The following tables summarize key elements of the Banks’s derivative instruments as of December 31, 2018

	(000’s) December 31, 2018
	Notional Amount	Positions	Assets	Liabilities	Collateral Pledges
Customer-related interest rate contracts:
Matched interest rate swap with borrower	36,607	5	1,192	—	1,290
Matched interest rate swap with counterparty	36,607	5	—	1,192	1,290

Note 19—DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

In accordance with FASB ASC 820, “Fair Value Measurements and Disclosure”, the Bank uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Bank’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is the most representative of fair value under current market conditions.

In accordance with the guidance, a hierarchy of valuation techniques is based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Bank’s market assumptions. The three levels of the fair value hierarchy under FASB ASC 820 based on these two types of inputs are as follows:

Level 1 –	Valuation is based on quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 –	Valuation is based on observable inputs including quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in less active markets, and model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.

Level 3 –	Valuation is based on model-based techniques that use one or more significant inputs or assumptions that are unobservable in the market.

The following describes the valuation techniques used by the Bank to measure certain financial assets and liabilities recorded at fair value on a recurring basis in the financial statements:

Securities available for sale

Securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that consider observable market data (Level 2). In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. As of December 31, 2018 and 2017, the Bank’s entire portfolio of available for sale securities are considered to be Level 2 securities.

Derivative asset (liability) – interest rate swaps on loans

As discussed in “Note 18: Derivative Financial Instruments”, the Bank recognizes interest rate swaps at fair value on a recurring basis. The Bank has contracted with a third party vendor to provide valuations for these interest rate swaps using standard valuation techniques and therefore classifies such interest rate swaps as Level 2.

The following table presents the balances of financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

		(000’s) Fair Value Measurements at December 31, 2018 Using
Description	Balance as of December 31, 2018	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available for sale securities:
U.S. Treasury Securities	$29,998	—	$29,998	—
Collateralized Mortgage Backed	4,893	—	4,893	—
Subordinated Debt	2,015	—	2,015	—
Municipal Securities	8,833	—	8,833	—
U.S. Government Agencies	10,241	—	10,241	—
Derivative asset – interest rate swap on loans	1,192	—	1,192	—

Total	$57,172	—	$57,172	—

Liabilities:
Derivative liability – interest rate swap on loans	$1,192	—	$1,192	—

Total	$1,192	—	$1,192	—

The following table presents the balances of financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

		(000’s) Fair Value Measurements at December 31, 2017 Using
Description	Balance as of December 31, 2017	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available for sale securities:
U.S. Treasury Securities	$29,994	—	$29,994	—
Collateralized Mortgage Backed	4,151	—	4,151	—
Subordinated Debt	2,112	—	2,112	—
Municipal Securities	589	—	589	—
U.S. Government Agencies	14,468	—	14,468	—

Total	$51,314	—	$51,314	—

Certain assets are measured at fair value on a nonrecurring basis in accordance with GAAP. Adjustments to the fair value of these assets usually result from the application of lower-of-cost-or-market accounting or write-downs of individual assets.

The following describes the valuation techniques used by the Bank to measure certain assets recorded at fair value on a nonrecurring basis in the financial statements:

Impaired loans

Loans are designated as impaired when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected when due. The measurement of loss associated with impaired loans can be based on either the observable market price of the loan or the fair value of the collateral. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. The vast majority of the collateral is real estate. The value of real estate collateral is determined utilizing an income or market valuation approach based on an appraisal conducted by an independent, licensed appraiser outside of the Bank using observable market data (Level 2). However, if the collateral value is significantly adjusted due to differences in the comparable properties, or is discounted by the Bank because of marketability, then the fair value is considered Level 3. The value of business equipment is based upon an outside appraisal if deemed significant, or the net book value on the applicable business’ financial statements if not considered significant. Likewise, values for inventory and accounts receivables collateral are based on financial statement balances or aging reports (Level 3). Impaired loans allocated to the Allowance for Loan Losses are measured at fair value on a nonrecurring basis. Any fair value adjustments are recorded in the period incurred as provision for loan losses on the Statements of Income.

Other real estate owned

Other real estate owned (“OREO”) is measured at fair value less cost to sell, based on an appraisal conducted by an independent, licensed appraiser outside of the Bank. If the collateral value is significantly adjusted due to differences in the comparable properties, or is discounted by the Bank because of marketability, then the fair value is considered Level 3. OREO is measured at fair value on a nonrecurring basis. Any initial fair value adjustment is charged against the Allowance for Loan Losses. Subsequent fair value adjustments are recorded in the period incurred and included in other noninterest expense on the Statements of Income. The Bank did not have other real estate owned as of December 31, 2018 and 2017.

The following table summarizes the value of the Bank’s assets as of December 31, 2018 that were measured at fair value on a nonrecurring basis during the period:

		(000’s)
		Carrying Value at December 31, 2018 Using
Description	Balance as of December 31, 2018	Quoted Prices In Active Markets for Identical (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Impaired Loans
Commercial Real Estate
Owner Occupied	$1,207	—	—	$1,207

The following table summarizes the value of the Bank’s assets as of December 31, 2017 that were measured at fair value on a nonrecurring basis during the period:

		(000’s)
		Carrying Value at December 31, 2017 Using
Description	Balance as of December 31, 2017	Quoted Prices In Active Markets for Identical (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Impaired Loans
Residential Real Estate
Single family	$71	—	—	$71

The following table summarizes how the Bank determined fair value for assets as of December 31, 2018 that were measured at fair value on a nonrecurring basis during the period:

		(000’s)
		Fair Value Measurements at December 31, 2018
Description	Fair Value	Valuation Technique(s)	Unobservable Inputs	Discount
Assets:
Impaired Loans
Commercial Real Estate
Owner Occupied	$1,207	Sales Comparison Approach	Adjustment for differences in comparable sales and age; selling costs	10% - 15%

The following table summarizes how the Bank determined fair value for assets as of December 31, 2017 that were measured at fair value on a nonrecurring basis during the period:

		(000’s)
		Fair Value Measurements at December 31, 2017
Description	Fair Value	Valuation Technique(s)	Unobservable Inputs	Discount
Assets:
Impaired Loans
Residential Real Estate
Single family	$71	Sales Comparison Approach	Adjustment for differences in comparable sales and age; selling costs	10% - 25%

FASB ASC 820 requires the Bank to disclose estimated fair values of its financial instruments.

The following methods and assumptions were used to estimate the approximate fair value of each class of financial instrument for which it is practicable to estimate fair value.

Cash and due from banks and federal funds sold or purchased

The carrying amount is a reasonable estimate of fair value.

Interest bearing deposits

The carrying amount is a reasonable estimate of fair value.

Securities

The fair value of securities is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The carrying value of restricted stock approximates fair value based on the redemption provisions.

Loans

The fair value of performing loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar remaining maturities. This calculation ignores loan fees and certain factors affecting the interest rates charged on various loans such as the borrower’s creditworthiness and compensating balances and dissimilar types of real estate held as collateral. The fair value of impaired loans is measured as described within the Impaired Loans section of this note.

During 2018, the Company adopted ASU 2016-01, “Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.” ASU 2016-01 makes targeted improvements to several areas of U.S. GAAP including the disclosure of the fair value of financial instruments that are not measured at fair value on a recurring basis. The new guidance, among other things, (i) eliminates the requirements to disclose the methods and significant assumptions used to estimate the fair value and the description of the changes therein, if any, during the period, (ii) requires the use of the exit price notion in calculating the fair values of financial instruments not measured at fair value on a recurring basis and (iii) eliminates the guidance that allowed the use of the entry price notion to calculate the fair value of certain financial instruments, such as loans and long-term debt. Accordingly, the Company measured its loan portfolio as of December 31, 2018 using an exit price notion.

Bank Owned Life Insurance

The carrying amounts of bank owned life insurance approximate fair value.

Accrued Interest

The carrying amounts of accrued interest approximate fair value.

Deposits

The fair values of non-interest-bearing demand deposits, interest-bearing demand deposits and savings and money market deposits are equal to their carrying amounts since the amounts are payable on demand. The fair value of fixed maturity certificates of deposit is estimated by discounting scheduled cash flows through maturity using interest rates currently offered for deposits of similar remaining maturities.

Borrowings

The fair values of long-term borrowings is estimated using a discounted cash flow calculation that applies to contracted interest rates being paid on the debt to the current market interest rate of similar debt. The carrying values of short-term borrowings maturing within ninety days are approximate to fair values.

Commitments to extend credit and standby letters of credit

The only amounts recorded for commitments to extend credit and standby letters of credit are the deferred fees arising from these unrecognized financial instruments. These deferred fees are not material at December 31, 2018 and 2017, and as such, the related fair values have not been estimated.

The carrying amounts and approximate fair values of the Bank’s financial instruments are summarized as follows:

		(000’s)
		Fair Value Measurements at December 31, 2018 Using
		Quoted Prices in Active Markets For Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total Fair Value
	Carrying Value	Level 1	Level 2	Level 3	Balance
Financial assets:
Cash and due from banks	$58,076	$58,076	$—	$—	$58,076
Restricted equity securities	5,894	—	5,894	—	5,894
Securities
Available for sale	55,979	—	55,979	—	55,979
Held to maturity	26,178	—	26,323	—	26,323
Loans, net	917,125	—	—	897,765	897,765
Derivative asset – interest rate swap on loans	1,192	—	1,192	—	1,192
Bank owned life insurance	14,064	—	14,064	—	14,064
Accrued interest receivable	4,333	—	4,333	—	4,333
Financial liabilities:
Deposits	$920,137	$—	$463,552	$457,365	$907,308
Federal Home Loan Bank	40,000	—	39,848	—	39,848
Derivative liability – interest rate swap on loans	1,192	—	1,192	—	1,192
Accrued interest payable	1,103	—	1,103	—	1,103

		(000’s)
		Fair Value Measurements at December 31, 2017 Using
		Quoted Prices in Active Markets For Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total Fair Value
	Carrying Value	Level 1	Level 2	Level 3	Balance
Financial assets:
Cash and due from banks	$37,493	$37,493	$—	$—	$37,493
Restricted equity securities	4,241	—	4,241	—	4,241
Securities
Available for sale	51,314	—	51,314	—	51,314
Held to maturity	27,517	—	27,904	—	27,904
Loans, net	654,339	—	—	647,150	647,150
Bank owned life insurance	13,637	—	13,637	—	13,637
Accrued interest receivable	3,337	—	3,337	—	3,337
Financial liabilities:
Deposits	$667,655	$—	$356,734	$315,054	$671,788
Federal Home Loan Bank	48,142	—	47,855	—	47,855
Other Borrowings	5,638	—	5,640	—	5,640
Accrued interest payable	505	—	505	—	505

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Bank’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on-balance sheet and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets that are not considered financial assets include deferred income taxes and bank premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Note 20—OTHER REAL ESTATE OWNED

Other real estate owned is presented net of an allowance for losses. An analysis for the allowance for losses on other real estate owned is as follows:

	2018	2017
Balance, beginning of year	$—	$134,459
Sales	—	(134,459)

Balance, end of year	$—	$—

Expenses applicable to other real estate owned include the following:

	2018	2017
Net loss on sales of real estate	$—	$50,735
Operating expenses, net of rental income	—	2,731

Balance, end of year	$—	$53,466

As of December 31, 2018, there were no residential real estate loans in the process of foreclosure.

Note 21—ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table presents the cumulative balances of the components of accumulated other comprehensive income (loss) net of deferred taxes, as of December 31, 2018 and 2017:

	2018	2017
Unrealized gain/(loss) on securities	$(357,892)	$120,372
Unrealized loss on securities transferred to HTM	(109,420)	(145,091)
Tax effect	100,395	5,172

Total accumulated other comprehensive loss	$(366,917)	$(19,547)

Note 22—CAPITAL OFFERING

On October 24, 2017, the Company completed a capital offering which raised $17.8 million net of offering costs. The Company sold an aggregate of 1,150,000 shares of common stock at a price of $16.00 per share. The issuance of additional shares of common stock is accretive to the Company’s current book value. The Bank will use the proceeds of the offering to facilitate strategic initiatives, support organic growth and market expansion activities, and for general corporate purposes.

On August 24, 2018, the Company completed a capital offering which raised $42.7 million net of offering costs. The Company sold an aggregate of 2,368,421 shares of common stock at a price of $19.00 per share. The issuance of additional shares of common stock is accretive to the Company’s current book value. The Bank will use the proceeds of the offering to facilitate strategic initiatives, support organic growth and market expansion activities, and for general corporate purposes.

Note 23—SUBORDINATED NOTES

On December 30, 2016, the Company completed the issuance of $14.3 million in aggregate principal amount of fixed-to-floating rate subordinated notes in a private placement transaction to various accredited investors. During the first quarter 2017, an additional $700,000 of subordinated notes was issued for a total issuance of $15.0 million. The net proceeds of the offering are intended to support growth and be used for other general business purposes. The notes have a maturity date of December 31, 2026 and have an annual fixed interest rate of 6.25% until December 31, 2021. Thereafter, the notes will have a floating interest rate based on three-month LIBOR rate plus 425 basis points (4.25%) (computed on the basis of a 360-day year of twelve 30-day months) from and including January 1, 2022 to the maturity date or any early redemption date. Interest will be paid semi-annually, in arrears, on July 1 and January 1 of each year during the time that the notes remain outstanding through the fixed interest rate period or earlier redemption date. Interest will be paid quarterly, in arrears, on April 1, July 1, October 1 and January 1 throughout the floating interest rate period or earlier redemption date.

Note 24—CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

Condensed financial statements pertaining only to the Company are presented below. The investment in subsidiary is accounted for using the equity method of accounting.

The Bank paid the Company a cash dividend of $100,000 on December 20, 2016, after the Reorganization became effective, in order to capitalize the bank holding company. The payment of dividends by the subsidiary is restricted by various regulatory limitations. Banking regulations also prohibit extensions of credit to the parent company unless appropriately secured by assets. For more detail on dividends see Note 15—REGULATORY MATTERS.

Condensed Parent Company Only

Condensed Balance Sheet

December 31,	2018	2017
ASSETS
Cash on deposit with subsidiary	$1,617,158	$5,099,542
Investment in subsidiary	133,162,111	77,735,261
Other receivables	1,247,960	713,904

Total Assets	$136,027,229	$83,548,707

Liabilities:
Subordinated debt, net of debt issuance costs	$14,776,300	$14,747,525
Stockholders’ equity	121,250,929	68,801,182

Total Liabilities and Stockholders’ Equity	$136,027,229	$83,548,707

Condensed Statement of Income

For the Year Ended December 31,	2018	2017
INCOME
Dividends from subsidiary	$—	$—

Income before equity in undistributed earnings of subsidiary	—	—
Undistributed earnings of subsidiary	9,974,219	4,518,164
Subordinated debt interest expense	966,275	963,567
Non-interest expense	1,670	—

NET INCOME BEFORE INCOME TAXES	$9,006,274	$3,554,597
Income tax expense (benefit)	(202,910)	(327,613)

NET INCOME	$9,209,184	$3,882,210

Condensed Statement of Cash Flows

Year Ended December 31,	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$9,209,184	$3,882,210
Adjustments to reconcile net income to net cash provided by operating activities:
Undistributed earnings of subsidiary	(9,974,219)	(4,518,164)
Stock based compensation	882,791	516,977
Subordinated debt amortization expense	28,775	28,775
Increase in other receivables	(537,552)	(1,230,881)

Net cash used in provided by operating activities	(391,021)	(1,321,083)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in bank subsidiary	(45,803,213)	(13,713,708)

Net cash used in investing activities	(45,803,213)	(13,713,708)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of subordinated debt, net of debt issuance costs	—	700,000
Net proceeds from sale of common stock, net of offering costs	42,711,858	17,815,583

Net cash provided by financing activities	42,711,858	18,515,583

NET INCREASE IN CASH AND CASH EQUIVALENTS	(3,482,384)	3,480,792
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	5,099,542	1,618,750

CASH AND CASH EQUIVALENTS, END OF YEAR	$1,617,158	$5,099,542

Note 25—SUBSEQUENT EVENTS

In accordance with ASC 855-10/SFAS 165, the Bank evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. The Bank evaluated subsequent events through February 15, 2019.

Based on the evaluation, the Bank did not identify any recognized or non-recognized subsequent events that would have required adjustment to or disclosure in the financial statements.

Note 26—IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842).” Among other things, in the amendments in ASU 2016-02, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) A lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) A right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted upon issuance. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. The FASB made subsequent amendments to Topic 842 in July 2018 through ASU 2018-10 (“Codification Improvements to Topic 842, Leases.”) and ASU 2018-11 (“Leases (Topic 842): Targeted Improvements.”) Among these amendments is the provision in ASU 2018-11 that provides entities with an additional (and optional) transition method to adopt the new leases standard. Under this new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, an entity’s reporting for the comparative periods presented in the financial statements in which it adopts the new leases standard will continue to be in accordance with current GAAP (Topic 840, Leases). The effect of adopting this standard on January 1, 2019 was an approximate $2.7 million increase in assets and liabilities on our consolidated balance sheet.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The amendments in this ASU, among other things, require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The amendments in this ASU are effective for SEC filers for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is currently assessing the impact that ASU 2016-13 will have on its consolidated financial statements. The Company has formed an exploratory group to analyze our data and work with our projected vendor in order to run parallel allowance models to prepare for changes related to this accounting change.

In March 2017, the FASB issued ASU 2017-08, “Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20), Premium Amortization on Purchased Callable Debt Securities.” The amendments in this ASU shorten the amortization period for certain callable debt securities purchased at a premium. Upon adoption of the standard, premiums on these qualifying callable debt securities will be amortized to the earliest call date. Discounts on purchased debt securities will continue to be accreted to maturity. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. Upon transition, entities should apply the guidance on a modified retrospective basis, with a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption and provide the disclosures required for a change in accounting principle. The Company does not expect the adoption of ASU 2017-08 to have a material impact on its consolidated financial statements.

In August 2017, the FASB issued ASU 2017-12, “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities.” The amendments in this ASU modify the designation and measurement guidance for hedge accounting as well as provide for increased transparency regarding the presentation of economic results on both the financial statements and related footnotes. Certain aspects of hedge effectiveness assessments will also be simplified upon implementation of this update. The amendments are effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2018. Early adoption is permitted, including adoption in any interim period. This ASU was further amended in October 2018 by ASU 2018-16, which adds the Overnight Index Swap rate as a U.S. benchmark interest rate. These amendments will be effective concurrently with ASU 2017-12. The Company does not expect the adoption of ASU 2017-12 to have a material impact on its consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, “Compensation- Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.” The amendments expand the scope of Topic 718 to include share-based payments issued to non-employees for goods or services, which were previously excluded. The amendments will align the accounting for share-based payments to nonemployees and employees more similarly. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. The Company does not expect the adoption of ASU 2018-07 to have a material impact on its consolidate financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement.” The amendments modify the disclosure requirements in Topic 820 to add disclosures regarding changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty. Certain disclosure requirements in Topic 820 are also removed or modified. The amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Certain of the amendments are to be applied prospectively while others are to be applied retrospectively. Early adoption is permitted. The Company does not expect the adoption of ASU 2018-13 to have a material impact on its consolidated financial statements.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 15. Financial Statements and Exhibits

(a)	The following consolidated financial statements required to be filed as part of this Registration Statement are included in Item 13 hereof:

(1)	Audited Consolidated Financial Statements:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2018 and December 31, 2017

Consolidated Statements of Income for the Years Ended December 31, 2018 and 2017

Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2018 and 2017

Consolidated Statements of Changes in Stockholders’ Equity for the Years Ended December 31, 2018 and 2017

Consolidated Statements of Cash Flows for the Years Ended December 31, 2018 and 2017

Notes to December 31, 2018 Consolidated Financial Statements

(b)	Exhibits:

Exhibit Number

2.1	Agreement and Plan of Reorganization *

3.1	Articles of Incorporation, as amended *

3.2	Bylaws *

4.1	Form of common stock certificate *

4.2	Form of Subordinated Note Purchase Agreement *

10.1	2016 Equity Incentive Plan *

10.2	Form of Restricted Stock Award Agreement *

10.3	Employment Agreement with Jeff W. Dick *

10.4	Employment Agreement with Charles C. Brockett *

10.5	Employment Agreement with Thomas J. Chmelik *

21	Subsidiaries of the Registrant *

*	Previously filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2019	MainStreet Bancshares, Inc.

	By:	/s/ Thomas J. Chmelik
Name: Thomas J Chmelik
Title: Senior Executive Vice President and Chief Financial Officer